ANNUAL REPORT
2025

Valvoline Inc.

Forward-Looking Statements:
Certain statements in this Annual Report, other than statements of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about Valvoline's acquisition of Breeze Autocare, including its Oil Changers stores, and the integration of the Breeze Autocare business and the anticipated benefits and synergies of the acquisition; executing on the growth strategy to create shareholder value by driving the full potential in Valvoline's core business, delivering sustainable network growth and innovating to meet the changing needs of customers and the car parc; realizing the benefits from acquisitions and refranchising transactions; and future opportunities for the stand-alone retail business; and any other statements regarding Valvoline's future operations, financial or operating results, capital allocation, debt leverage ratio, anticipated business levels, dividend policy, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Valvoline has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "may," "will," "should," and "intends," and the negative of these words or other comparable terminology. These forward-looking statements are based on Valvoline's current expectations, estimates, projections and assumptions as of the date such statements are made and are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. Additional information regarding these risks and uncertainties are described in our Form 10-K, which has been included in this Annual Report and is available on our website at http://investors.valvoine.com/sec-filings and on the SEC's website at http://www.sec.gov. We assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, unless required by law.

Non-GAAP Measures:
This Annual Report includes certain financial measures that do not conform to generally accepted accounting principles in the U.S. ("U.S. GAAP"), and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Management believes including this non-GAAP information assists investors in understanding the ongoing operating performance of Valvoline's business by presenting comparable financial results between periods. The non-GAAP information provided may not be consistent with the methodologies used by other companies. Information regarding Valvoline's definitions, calculations and reconciliation of non-GAAP measures is included in the fiscal 2025 Form 10-K, which has been enclosed with this Annual Report.



DEAR VALVOLINE INC. STAKEHOLDERS,

More than 30 million times in FY25, our teams at Valvoline Instant Oil Change and Great Canadian Oil Change greeted guests and were 'happy to help' as they delivered our unique V-Class service. This commitment to quick, easy, trusted service is what has 8 out of 10 customers giving us a five-star rating.

Our focus on results drove strong outcomes in FY25. System-wide store sales reached $3.5 billion and net sales were $1.7 billion. This marks 19 consecutive years of same-store sales growth across the system—an extraordinary achievement that spans nearly half of our history as a retail service provider.

This year, we also achieved 6.1% system-wide same-store sales growth and delivered $214.8 million in income from continuing operations with $467 million in adjusted EBITDA. Our network expanded with 170 net new stores, taking our total stores within the network to 2,180.

Innovation and efficiency were central to our progress. In June, we opened the first store built using our new cost-saving prototype. We implemented new scheduling technology which will help us build upon the labor efficiencies we delivered this year. We started upgrading our store technology infrastructure to ensure our systems can continue to keep pace with the speed of our technicians' service. And, we introduced task-based training in our company stores, enabling faster contributions from new team members as they onboard. All of these initiatives reflect our commitment to operational excellence and long-term value creation.

Strategic growth was another defining theme of FY25. We announced and subsequently closed the acquisition of Breeze Autocare to add 164 stores to our network in fiscal 2026. We refranchised 39 stores in Austin, San Antonio, El Paso and west Texas and welcomed a new franchisee, Velocity Auto Care, to our system. Together, these actions underscore our commitment to expanding the network strategically while strengthening partnerships that position us for long-term success.

Our efforts were recognized as we rose to #37 in the Franchise Times Top 400, ranked #24 in Entrepreneur's Franchise 500, and placed #21 in Forbes Best Customer Service. These recognitions highlight the strength of our brand, the dedication of our franchisees, and the enduring trust of our customers.

Looking ahead, we are entering a year of milestones: the 160-year legacy of the Valvoline brand, 40 years as a retailer, and 10 years as a publicly traded company. We are energized by the opportunities ahead. With a strong financial foundation, a growing network, and a culture rooted in putting people first, we are confident in our ability to deliver long-term value for our shareholders, franchisees, and customers alike.

On behalf of our leadership team, thank you for your continued trust and support. Together, we are building a future defined by our strong retail brand, best-in-class customer experience, strong franchisee partners, and attractive financial returns.

Sincerely,

Lori Flees

Lori Flees
President and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-37884

VALVOLINE INC.

Kentucky	**30-0939371**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Valvoline Way, Suite 100
Lexington, **Kentucky 40509**
Telephone Number (859) 357-7777

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.01 per share	**VVV**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statement. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrants' executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

The aggregate market value of voting common stock held by non-affiliates at March 31, 2025 was approximately $4.4 billion. At November 18, 2025, there were 127,157,674 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 Annual Meeting of Shareholders (the "Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K and will be filed within 120 days of the registrant's fiscal year end.

TABLE OF CONTENTS

Page

Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction to acquire Breeze Autocare, including its Oil Changers stores, the expected timetable for completing the proposed transaction, the integration of the Breeze Autocare business, and the anticipated benefits and synergies of the proposed transaction; executing on the growth strategy to create shareholder value by driving the full potential in Valvoline's core business, delivering sustainable network growth and innovating to meet the changing needs of customers and the car parc; realizing the benefits from acquisitions and refranchising transactions; and future opportunities for the stand-alone retail business; and any other statements regarding Valvoline's future operations, financial or operating results, capital allocation, debt leverage ratio, anticipated business levels, dividend policy, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Valvoline has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "may," "will," "should," and "intends," and the negative of these words or other comparable terminology. These forward-looking statements are based on Valvoline's current expectations, estimates, projections, and assumptions as of the date such statements are made and are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed under the headings "Risk Factors" in Item 1A of Part I of this Annual Report on Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operation" in Item 7 of Part II of this Annual Report on Form 10-K and "Quantitative and Qualitative Disclosures about Market Risk" in Item 7A of Part II of this Annual Report on Form 10-K. Valvoline assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, unless required by law.

PART I

ITEM 1. BUSINESS

Overview

Valvoline Inc. is a leader in automotive preventive maintenance delivering convenient and trusted services in its retail stores throughout the United States ("U.S.") and Canada. The terms "Valvoline," the "Company," "we," "us," "management," and "our" as used herein refer to Valvoline Inc., its predecessors and its consolidated subsidiaries, except where the context indicates otherwise.

As the quick, easy, trusted leader in automotive preventive maintenance, Valvoline is creating shareholder value by driving the full potential of its core business, delivering sustainable network growth, and continuing to innovate to meet the evolving needs of customers and the car parc. With average customer ratings that indicate high levels of service satisfaction, Valvoline and the Company's franchise partners simplify vehicle care so customers can do what drives them. This includes approximately 15-minute stay-in-your-car oil changes; battery, bulb and wiper replacements; tire rotations; and other manufacturer recommended maintenance services. The Company operates and franchises approximately 2,200 service center locations through its Valvoline Instant Oil Change℠ ("VIOC") and Valvoline Great Canadian Oil Change ("GCOC") retail locations and supports over 240 locations through its Express Care™ platform. For over 15 decades, Valvoline has consistently adapted to address changing technologies and customer needs and is well positioned to service evolving vehicle maintenance needs with its growing network of stores.

Company background

Established in 1866, Valvoline has a history of innovation spanning nearly 160 years when Dr. John Ellis founded Valvoline by discovering the lubricating properties of distilled crude oil and formulated the world's first petroleum-based lubricant. Valvoline was trademarked seven years later in 1873, making it the first trademarked motor oil brand in the U.S. Soon thereafter, as vehicle ownership rapidly grew, Valvoline became widely known in the automotive world through racing victories and as a recommended oil for the iconic Ford Model T, while expanding its product offerings and global reach through its innovative automotive maintenance and heavy-duty engine applications.

Valvoline was acquired by Ashland (currently doing business as Ashland Inc., and together with its predecessors and consolidated subsidiaries, referred to herein as "Ashland"), in 1950 and continued accelerating through the development of all-climate and racing motor oils, in addition to supporting notable automobile racing victories by some of the biggest legends of the sport. By the late 1980s, Valvoline began operating and franchising VIOC service center stores, expanding into consumer-focused automotive preventive maintenance and quick lube services. Valvoline maintained its focus on innovating for evolving vehicle technologies and the needs of customers through the late 1990s and early 2000s by introducing synthetic and high-mileage motor oils.

Valvoline was incorporated in May 2016 as a subsidiary of Ashland, followed by the transfer of the Valvoline business and certain other legacy Ashland assets and liabilities from Ashland to Valvoline. Valvoline completed its initial public offering of common stock in September 2016, and Ashland distributed its remaining ownership interest in Valvoline in May 2017 (the "Distribution"). Today, Valvoline operates as an independent corporation that trades on the New York Stock Exchange ("NYSE") under the symbol "VVV" as a pure play automotive retail services provider focused on delivering quick, easy, and trusted vehicle maintenance services.

Discontinued operations

On March 1, 2023, Valvoline completed the sale of its former Global Products reportable segment ("Global Products"), now doing business as Valvoline Global Operations ("VGO") to Aramco Overseas Company B.V. (the "Buyer") (the "Transaction"). The operating results and cash flows associated with and directly attributed to the Global Products disposal group are reflected as discontinued operations. Refer to Note 3 included within the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K for additional

information regarding the Global Products business. Unless otherwise noted, disclosures herein relate solely to the Company's continuing operations.

Valvoline's retail services

Valvoline operates and franchises approximately 2,200 service center locations through its VIOC and GCOC retail locations and supports over 240 locations through its Express Care platform. The Company has built a reputation as the quick, easy, trusted name in automotive preventive maintenance through its full-service oil changes from certified technicians in approximately 15-minutes, including a free 18-point maintenance check. Valvoline continues to build its market share by leveraging its stay-in-your-car service model and providing each customer with service that can be seen by experts they can trust. Valvoline technicians utilize the Company's proprietary SuperPro™ system to deliver a superior customer experience and make timely service recommendations based upon visual inspection, vehicle service history, and original equipment manufacturer ("OEM") recommendations. The SuperPro system is utilized in both company-operated and franchised service center locations, creating a consistent service experience for customers.

The following summarizes the primary services Valvoline offers at most retail service center stores:


PARTS REPLACEMENT
• 12V BATTERY
• FILTERS (OIL, CABIN, AIR, ETC.)
• WIPER BLADES
SAFETY
• TIRE INFLATION
• TIRE ROTATION
• MAINTENANCE CHECK
• BULBS
FLUID EXCHANGE
• MOTOR OIL
• TRANSMISSION FLUID
• DIFFERENTIAL FLUID
• COOLANT
COMFORT & PERFORMANCE
• AIR CONDITIONING
• FUEL SYSTEM CLEANING

Valvoline's services are offered to a wide range of vehicle types, serving both consumers and commercial customers, as shown below:


PASSENGER CAR MOTOR OIL LIGHT DUTY
HYBRID ELECTRIC VEHICLE
BATTERY ELECTRIC VEHICLE
(LIMITED SERVICES)
MEDIUM DUTY

Industry overview

Demand for automotive aftermarket services benefits from the growing number and age of vehicles in operation as well as increasing vehicle complexity and ongoing increases in miles driven. In addition, the resilient North American automotive aftermarket services market is highly fragmented, which creates a significant opportunity for consolidation. Based on industry surveys and management estimates, the U.S. Do It For Me ("DIFM") total addressable market depicted below demonstrates the magnitude of the opportunity in the U.S. for Valvoline:



(a) VIOC oil changes in fiscal year 2025 (U.S. company-operated and franchised stores)

(b) Management estimates developed utilizing internal and industry data for U.S. passenger car and light truck DIFM oil changes

Business and growth strategies

As a pure play automotive retail services provider and the trusted leader in preventive automotive maintenance, Valvoline is well positioned to create long-term shareholder value through executing the Company's strategic initiatives, which include:

- Driving the full potential of the core business through strategic reinvestment and improving operational efficiency in existing stores by building on Valvoline's strong foundation in marketing, technology, and data insights.

- Deliver sustainable network growth with company-operated store expansion and accelerating the momentum of franchisee store growth; and

- Innovating to meet the changing needs of customers and the car parc, targeting customer and service expansion with a focus on fleet business, and driving non-oil change service penetration.

Retail store development

Valvoline's network of retail service centers delivered its 19th consecutive year of system-wide same-store sales ("SSS") growth in fiscal 2025, demonstrating the system's operational excellence. As shown below, Valvoline operates, either directly or through its franchisees, 2,180 service center stores across the U.S. and Canada as of September 30, 2025:



Valvoline utilizes a three-pronged approach to grow its retail network through 1) franchisee store expansion 2) opportunistic acquisitions, and 3) new store development. This approach drove system-wide store growth of nearly 50% over the last five years. During this period, Valvoline added 718 net new stores to the system and expanded its service centers internationally into Canada. The retail services store network and its same-store sales growth is summarized below:





System-wide SSS Growth (a) (c)

Year	Growth
2016	7.5%
2017	7.6%
2018	8.7%
2019	10.1%
2020	2.3%
2021	21.2%
2022	14.0%
2023	12.2%
2024	7.1%
2025	6.1%

(a) Refer to "Key Business Measures" in Item 7 of Part II of this Annual Report on Form 10-K for a description of management's use and determination of key metrics, including store counts and SSS. Measures include franchisees, which are distinct independent legal entities and Valvoline does not consolidate the results of operations of its franchisees.

(b) As of September 30, 2020, one franchised service center store included in the store count was temporarily closed at the discretion of the respective independent operator due to the impacts of COVID-19.

(c) Beginning in fiscal 2025, Valvoline determines SSS growth as the year-over-year change in net revenues of U.S. VIOC same stores (company-operated, franchised and the combination of these for system-wide SSS) with same stores defined as those that have been in operation within the system for at least 12 full months. Previously, SSS was determined utilizing net revenues of U.S. VIOC stores, with new stores, including franchised conversions, excluded from the metric until the completion of their first full fiscal year in operation. Beginning with fiscal year 2022, SSS measures have been recast to conform with the current approach and all fiscal years prior to this period remain presented consistent with the former SSS approach.

Competition

Valvoline faces competition across its service offerings based on several key criteria, including brand recognition, quality of service, price, convenience, speed, location, and customer experience, in addition to the ability to deliver innovative services to meet evolving customer needs. Valvoline competes for customers in the highly fragmented automotive aftermarket service industry with automotive dealerships, automotive repair and maintenance centers, as well as other regional and independent quick lube operators.

Additionally, Valvoline's retail stores compete for consumers and franchisees with other major franchised brands that offer a turn-key operations management system, such as Jiffy Lube, Grease Monkey, Take 5 Oil Change, Express Oil Change, Tire Engineers, and Mr. Lube in Canada. Valvoline competes with other franchisors in automotive services and across other industries on the basis of the expected return on investment and the value propositions offered to franchisees.

Valvoline also competes for Express Care operators and customers with national branded companies that offer an independent quick lube platform with a professional signage program and limited business model support.

Marketing and customer experience

Valvoline places a high priority on delivering an in-store customer experience that is quick, easy, and trusted. To both acquire and retain customers, marketing plays an important role in demonstrating the distinct experience that Valvoline offers customers, as well as providing information on locations, promotions, services offered, and wait times.

Techniques utilized by the Company are intended to build awareness of and create demand for its automotive preventive maintenance services. Valvoline markets through search and direct response channels, invests in advertising through video, social and digital media, and leverages targeted geographic sponsorships to reach specific audiences. The Company's modeled marketing strategies are efficient and yield strong rates of return.

Valvoline leverages its digital tools to obtain customer feedback across the retail network of stores. Customer feedback is frequently measured and monitored to ensure that any service issues are quickly addressed to maintain high levels of customer satisfaction. Valvoline also utilizes its digital infrastructure and technology to more efficiently interact with customers, driving customer engagement, acquisition and retention, and consistency of experience. The Company's strengths in digital marketing and data analytics are leveraged to attract new and retain existing customers, including tailored marketing campaigns directed to specific customers when they are in the market for their next service.

Intellectual property

Valvoline holds approximately 390 trademarks in more than 70 countries across the world, including the Valvoline and "V" brand logo trademarks. These trademarks have a perpetual life, are generally subject to renewal every ten years, and are among Valvoline's most protected and valuable assets. With the completion of the sale of Global Products, Valvoline owns the Valvoline brand for all global retail services, excluding China and certain countries in the Middle East and North Africa, while VGO owns the Valvoline brand for all product uses globally. Valvoline partners with VGO to ensure that Valvoline's iconic brand is managed in a consistent and holistic manner.

Valvoline trade names and service marks used in its business include Valvoline[SM], Valvoline Instant Oil Change[SM], and VIOC[SM], among others. Valvoline is also party to arrangements that license its intellectual property to others in return for revenues. Valvoline owns approximately 700 domain names that are used to promote Valvoline services and provide information about the Company.

Product supply and price

The products used in Valvoline's retail service delivery are principally sourced from VGO. In connection with the sale of Global Products, Valvoline entered into a long-term supply agreement for the purchase of substantially all lubricant and certain ancillary products for its stores from VGO (the "Supply Agreement").

Valvoline is able to leverage its scale, as well as the scale of its suppliers, for favorable terms in the arrangement of product supply for its store operations across the network. This benefit enhances the value proposition to new and existing independent store operators as well as to the profits of Valvoline's company store operations. Valvoline's arrangement of product supply for its independent operators provides recurring fees and margins that benefit ongoing results. As Valvoline continues to grow organically and through acquisitions, the business is well-positioned to continue driving increased benefits to the overall system of retail stores.

Valvoline works diligently to preserve margins by adjusting its pricing in response to changes in costs. The Company's customer value proposition focuses on convenience and quality service which provides the ability to leverage pricing power to raise prices while maintaining customer loyalty. Pricing adjustments to products sold to Valvoline's independent operators are made pursuant to their contracts and are generally based on movements in published base oil indices.

Seasonality

Valvoline's business is moderately impacted by seasonality. Transaction volumes follow driving patterns of consumers, which generally trend with the length of daylight hours, North American holidays, and vacation timing. As a result, the second half of the fiscal year ordinarily is more robust as miles driven tends to be higher. Weather conditions can modestly affect transaction volumes, and geographic variation typically limits weather impacts to specific regions.

Regulatory and environmental matters

Valvoline operates to maintain compliance with various federal, state, local and non-U.S. laws and governmental regulations relating to the operation of its business, including those regarding employment and labor practices; workplace safety; building and zoning requirements; the handling, storage and disposal of hazardous substances contained in the products used in service, including used motor oil and lead-acid batteries; and the ownership, construction and operation of real property, among others. Valvoline maintains policies and procedures to control risks and monitor compliance with applicable laws and regulations. These laws and regulations require Valvoline to obtain and comply with permits, registrations or other authorizations issued by governmental authorities. These authorities can modify or revoke the Company's permits, registrations or other authorizations and can enforce compliance through fines, sanctions and injunctions. The Company is also subject to regulation by various U.S. federal regulatory agencies and by the applicable regulatory authorities in locations in which Valvoline's services are offered. Such regulations principally relate to the operation of its service centers, advertising and marketing of Valvoline's services.

Valvoline inventories lubricating and vehicle maintenance products and handles used automotive oils and filters. Accordingly, Valvoline is subject to numerous federal, state, local and non-U.S. environmental laws including the Comprehensive Environmental Response Compensation and Liability Act. In addition, the U.S. Environmental Protection Agency under the Resource Conservation and Recovery Act, as well as various state and local environmental protection agencies, regulate the handling and disposal of certain waste products and other materials.

As a franchisor, Valvoline is subject to various federal, state, and non-U.S. franchising laws. The Federal Trade Commission (the "FTC") regulates franchising activities in the U.S. and requires franchisors to make extensive disclosure to prospective franchisees before the execution of a franchise agreement. Certain jurisdictions require registration or specific disclosure in connection with franchise offers and sales, or have laws that limit franchisor rights regarding the termination, renewal or transfer of franchise agreements.

Valvoline is subject to various federal, state, local and non-U.S. laws and regulations relating to information security, privacy, cashless payments and customer credit, protection and fraud. An increasing number of governments and industry groups have established data privacy laws and standards for the protection of personal information, including financial information (e.g., credit card numbers), social security numbers, and health information. The Company is also subject to labor and employment laws, including regulations established by the U.S. Department of Labor and other local regulatory agencies, governing working conditions, paid leave, workplace safety, wage and hour standards, and hiring and employment practices.

Human capital management

"It all starts with our people" is one of Valvoline's core values, and the Company endeavors to create an environment that promotes safety, fosters diversity, encourages creativity, rewards performance, and emphasizes culture and purpose. To recruit and retain the most qualified team members, Valvoline focuses on treating team members well by paying competitive wages, offering an attractive benefit package, and providing robust training and career development opportunities. Valvoline is committed to actively creating an environment where each team member is empowered to learn, grow, and maximize their personal contribution.

Workforce

As of September 30, 2025, Valvoline had approximately 11,400 employees (excluding contract employees) in the U.S. and Canada, including approximately 10,600 full-time employees. Valvoline operates 1,016 company-owned retail service center stores throughout the U.S. and Canada and supports its network of approximately 2,200 stores through centralized teams.

The table below provides the Company's approximate distribution of employees, which includes its company-operated service center stores, central supporting teams, and excludes independent contractors:

	Number of employees
Company-operated store employees	10,100
Central supporting team members	1,300
Total employee headcount	11,400

Valvoline seeks to attract, develop, and retain highly qualified talent as summarized further below.

Talent acquisition

Valvoline strives to foster a workplace culture that attracts and retains top, diverse talent at every level. Valvoline's talent acquisition is based on qualifications and experiences of target employees, including "building block" traits and capabilities that support strong development early in an employee's career with the Company. Valvoline continues to benefit from substantial investment in talent acquisition to ensure the Company has the right skill set to attract and recruit exceptional diverse talent along with supporting technology to increase efficiency in staffing stores. Valvoline utilizes innovative technology and structured processes intended to attract qualified candidates, including engaging job descriptions designed to reach a larger audience, a quick and mobile-friendly application process, online chat features to proactively address applicant questions, and video storytelling that offers a view of Valvoline's culture through the lens of its own employees. These tools have been created to convey what makes Valvoline unique as an employer to better attract diverse and ideal candidates, and these strong branding and sourcing efforts allow Valvoline to select among the very best.

The Company's focus on aggressive growth, including the addition of 170 net new system-wide stores in fiscal 2025, creates a critical need for talent to operate those stores. Valvoline utilizes its tools and processes to attract qualified candidates, including providing support to franchise sourcing efforts. Franchisees collaborate through periodic sharing of hiring experiences and best practices to ensure company-operated and franchised locations attract and hire the best candidates to deliver consistent and superior service to Valvoline's customers.

Training and development

The opportunity to develop and advance, regardless of job role or location, is critical to the success of Valvoline. A key component of the Company's talent development approach is to provide each team member with the necessary tools and training opportunities to develop within their area of subject matter knowledge. Training is tailored to specific job roles and functions incorporating both on-the-job training as well as virtual or in-person classes and e-learning. Valvoline provides new VIOC and GCOC employees 270 hours of training that is generally completed within the first 60 days of employment leading to their first certification and another 240 hours of training in the next 140 days that supports promotability.

Valvoline provides an Introduction to Management program within its VIOC and GCOC stores where assistant managers interact with leadership team members and peers from other stores to learn about Valvoline's culture, share best practices, and receive management training to prepare them for career advancement. The combination of these efforts enable Valvoline to continue a promote-from-within strategy which has led to a majority of service center managers, area managers, and market manager promotions in the last year being earned by team members who started in hourly positions at VIOC. By engaging team members early, Valvoline provides them with the necessary tools to learn and acquire new skills which increases their value as an employee and, most importantly, affords them the opportunity to advance their careers. Valvoline has been presented with multiple awards over the years that recognize the training and development of its employees.

Employee communication and feedback

In an ongoing effort to understand employees' needs and deliver on the Company's values of trust, accountability and collaboration, Valvoline remains focused on transparency and employee feedback. The Company regularly hosts company-wide town halls in which Valvoline's Chief Executive Officer and other members of senior management inform employees about performance, strategic initiatives, activities, and policies along with providing opportunities for them to ask questions. In addition, Valvoline management is focused on listening to understand what is on the minds of employees by regularly surveying team members to gather real-time feedback as well as identifying opportunities for continuous improvement. Valvoline believes employee survey results are important to evaluate areas for improved communication and are meaningful to recruit and retain top talent, believing satisfied employees are more likely to have a positive impact in the workplace and deliver great customer service.

Total rewards

Valvoline's total rewards philosophy is to help attract, motivate, develop and retain a qualified and diverse workforce. The Company offers competitive, comprehensive compensation and benefits programs designed to care for the physical, mental, emotional, social and financial well-being of its employees. The Company's objective is to determine employee compensation based on employee position, experience, location, performance, and the labor markets in which the Company operates. Additionally, the Compensation Committee of the Board of Directors (the "Board") and senior management are actively involved in determining the Company's total rewards strategy to help Valvoline provide a positive employee experience.


compensation
financial well-being programs
mental & emotional well-being programs
401(k) plan
paid-time off
talent development
workplace flexibility
healthcare
TOTAL
REWARDS

The Company provides a wide variety of benefits to eligible full-time and part-time employees. Valvoline's strategy is to provide competitive benefit programs which align to the competitive business environment and meet the needs of employees through all stages of life. These include:

- Affordable healthcare plans (medical, prescription, dental, vision, maternity, fertility, adoption and telehealth)
- Life, disability, and accident insurance coverage
- Health savings account (HSA) with company contributions
- 401(k) retirement savings plan with generous company basic and matching contributions
- Broad Employee Assistance Program and advocacy resources to support both employees and their families
- Tuition reimbursement
- Paid time off, plus holiday pay, paid disability, paid maternity and family leave, and other leave programs.

Health and safety

The Company designs, builds and operates its facilities to promote and protect the health and safety of its employees, known as its "Vamily." Valvoline strives to create a safe and secure environment for every employee and customer and fosters a sense of belonging to promote emotional well-being that enables employees to deliver "V-Class" service to customers. To help reduce the number of incidents at the Company, Valvoline employs safety-specific education as part of its training programs for all employees. Employees begin this training on day one to instill safety precautions and best practices. As part of the broader training curriculum, team members are required to successfully complete execution reports confirming a strong understanding of Valvoline safety measures. Valvoline reinforces this training with an ongoing safety program designed to keep all employees at the store level engaged with the safety culture and focuses on mitigating the risk of incidents.

Diversity and inclusion

Valvoline is committed to creating an inclusive and welcoming environment for its employees and customers where everyone belongs. Valvoline's goal is for the Company's workforce to reflect the diverse communities it serves.

The Company is committed to the inclusion of federally-insured minority depository institutions ("MDIs") alongside larger banks and financial institutions as part of its overall cash management strategy and has $2.6 million of its cash equivalents as of September 30, 2025 with MDIs.

The Company also supports employee-led networking groups (Employee Resource Groups or "ERGs"), which are open to all employees. These ERGs provide a forum to communicate and exchange ideas, build a network of relationships across the Company and pursue personal and professional development. The Company also actively sponsors events that promote diversity and inclusion across the business and its operations to spark engagement, increase education and drive execution.

Corporate Citizenship

Valvoline is committed to serving the communities where its employees live and work, by supporting employees in volunteering their time and talents and through corporate charitable efforts.

The Company has launched Happy to Help to define its community impact work. This initiative is focused on supporting causes that impact children's physical and mental health. For more than 15 years, one of the Company's primary non-profit partners has been Children's Miracle Network. In November, all company-operated stores, as well as participating franchise stores, raise money for local children's hospitals through customer donations. Each year, the funds raised by the campaign stay local in each community to support the local children's hospital.

In addition to Children's Miracle Network, the Company supports non-profit organizations to help train more health care professionals on suicide prevention and award grants to children's hospitals to fund mental health initiatives. These grants remodeled therapy rooms, purchased psychologically safe entertainment and sensory tools for pediatric emergency departments and more.

Additionally, Valvoline employees support a program that assists Company employees during times of personal hardship by providing short-term financial assistance to eligible service center and corporate employees in immediate financial need because of an accident, illness, injury, death, natural disaster, or other catastrophic event or emergency.

Available information

More information about Valvoline is available on the Company's website at http://investors.valvoline.com. On this website, Valvoline makes available, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, as well as any beneficial ownership reports of officers and directors filed on Forms 3, 4 and 5. All such reports are available as soon as reasonably practicable after they are electronically filed with, or electronically furnished to, the U.S. Securities and Exchange Commission (the "SEC"). Valvoline also makes available, free of charge on its website, its Amended and Restated Articles of Incorporation, By-Laws, Corporate Governance Guidelines, Board Committee Charters, Director Independence Standards, and Code of Conduct that apply to Valvoline's directors, officers and employees. These documents are also available in print to any shareholder who requests them. The information contained on Valvoline's website is not part of this Annual Report on Form 10-K and is not incorporated by reference in this document. References to website addresses are provided as inactive textual references only. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and other information and statements regarding issuers, including Valvoline, that file electronically with the SEC.

Executive officers of Valvoline

The following table sets forth information concerning Valvoline's executive officers as of November 18, 2025:

Name	Age	Title
Lori A. Flees	55	President and Chief Executive Officer and Director
J. Kevin Willis	60	Senior Vice President and Chief Financial Officer
Julie M. O'Daniel	58	Senior Vice President, Chief Legal Officer and Corporate Secretary
Jonathan L. Caldwell	48	Senior Vice President and Chief People Officer
Linwood R. Fulcher	54	Senior Vice President and Chief Operating Officer
Dione R. Sturgeon	48	Vice President, Chief Accounting Officer and Controller

Lori A. Flees has served as a director and President and Chief Executive Officer of Valvoline since October 2023. Ms. Flees served as President, Retail Services of Valvoline from April 2022 to September 2023. Prior to joining Valvoline, Ms. Flees held various leadership positions at Walmart Inc., serving as Senior Vice President and Chief Operating Officer of Health & Wellness from August 2020 to March 2022; Senior Vice President and General Merchandising Manager, Sam's Club Health & Wellness from June 2018 to August 2020; and Senior Vice President, Next Generation Retail and Principal Store No.8 from September 2017 to June 2019.

J. Kevin Willis has served as Valvoline's Senior Vice President and Chief Financial Officer since May 2025. Prior to joining Valvoline, Mr. Willis held various leadership positions at Ashland Inc., including serving as Senior Vice President and Chief Financial Officer from May 2013 to April 2025.

Julie M. O'Daniel has served as Valvoline's Senior Vice President, Chief Legal Officer and Corporate Secretary since January 2017. Ms. O'Daniel served as General Counsel and Corporate Secretary of Valvoline from September 2016 to January 2017 and as Lead Commercial Counsel of Valvoline from April 2014 to September 2016.

Jonathan L. Caldwell has served as Valvoline's Senior Vice President and Chief People Officer since April 2020. Mr. Caldwell served as Senior Director, Human Resources of Valvoline from March 2018 to April 2020 and as Senior Director, Global Talent Management of Valvoline from October 2016 to March 2018.

Linwood R. Fulcher has served as Valvoline's Senior Vice President and Chief Operating Officer since October 2023. Mr. Fulcher served as Vice President, Central Operations and Customer Experience Optimization from August 2022 to September 2023. Prior to joining Valvoline, Mr. Fulcher held various leadership positions at Walmart Inc., serving as Vice President Customer Strategy, Science and Journeys from October 2019 to August 2021; and Vice President Returns from February 2017 to October 2019.

Dione R. Sturgeon has served as Valvoline's Vice President, Chief Accounting Officer and Controller since March 2023. Ms. Sturgeon served as Vice President, Corporate Controller from March 2022 to February 2023; as Senior Director, Global Accounting, Reporting & Controls from October 2020 to March 2022; and as Director, Corporate Accounting of Valvoline from August 2016 to October 2020.

ITEM 1A. RISK FACTORS

The following risks could materially and adversely affect Valvoline's business, operations, financial position or future financial performance. This information should be considered when reviewing this Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, in addition to the consolidated financial statements and related notes thereto. These risk factors could cause future results to differ from those in forward-looking statements and from historical trends. These risks are not the only risks that Valvoline faces. Additional risks and uncertainties that are not presently known, or that Valvoline currently believes are not material, may also become meaningful and adversely affect Valvoline's business.

Risks related to the industries in which Valvoline operates

Valvoline faces significant competition from other companies, which places downward pressure on prices and margins and may adversely affect Valvoline's business and results of operations.

Valvoline operates in a highly competitive market, competing against a wide variety of companies across the automotive services industry. Competition is based on several key criteria, including brand recognition, quality, price, customer service, and the ability to bring innovative services to the marketplace. Competitors include international, national, regional and local automotive repair and maintenance shops, automobile dealerships, and oil change shops. Certain competitors are larger than Valvoline and have greater financial resources and more diversified portfolios, leading to greater operating and financial flexibility. As a result, these competitors may be better able to withstand adverse changes in conditions within the industry, market dynamics, the price of supplies or general economic conditions. In addition, competitors' pricing decisions could compel Valvoline to decrease its prices, which could negatively affect Valvoline's margins and profitability.

Rising and volatile supply costs and supply chain constraints or disruptions could adversely affect Valvoline's results of operations.

Valvoline's service center locations require large quantities of automotive products and supplies. The Company's success depends in part on the ability to anticipate and react to changes in supply costs, and the Company is susceptible to increases in primary and secondary supply costs as a result of factors beyond its control. These factors include general economic conditions, including recessions, significant variations in supply and demand, potential increases in taxes and tariffs, pandemics, armed conflicts, war, weather conditions, currency fluctuations where Valvoline operates, commodity market speculation, labor strikes, including rail strikes, and government regulations. Higher product and supply costs could reduce the Company's profits, which in turn may adversely affect the business and results of operations for both company-operated and franchised stores. While the Company's results did not include a material impact from new tariffs enacted in fiscal 2025, future changes in tariffs could have an adverse impact if the Company is not able to mitigate the effects.

Additionally, should conditions such as supply chain congestion or availability related to severe weather or climate conditions become severe or last for an extended period of time, Valvoline's inventory of supplies may not be sufficient to meet customer demands. Government regulations related to the manufacture or transport of products provided by the supplier may also impede Valvoline's ability to obtain those supplies on commercially reasonable terms. If Valvoline is unable to obtain and retain product supply under commercially acceptable terms, its ability to deliver services in a competitive and profitable manner or grow its business successfully could be adversely affected.

Demand for Valvoline's services could be adversely affected by spending trends, declining economic conditions, industry trends and a number of other factors, all of which are beyond its control.

Demand for Valvoline's services may be affected by a number of factors it cannot control, including the number and age of vehicles in current service, regulation and legislation, technological advances in the automotive industry and changes in engine technology, including the adoption rate of electric or other alternative engine technologies, changing automotive OEM specifications and longer recommended intervals between services. In addition, during periods of declining economic conditions, including recessions, customers may defer vehicle maintenance. Similarly, increases in energy prices or other factors may cause miles driven to decline, resulting in less vehicle wear and tear and reducing demand for maintenance, which may lead to customers deferring or foregoing Valvoline's services. All of these factors, which impact metrics such as drain intervals and vehicles served per day, could result in a decline in the demand for Valvoline's services and adversely affect its sales, cash flows and overall financial condition.

Failure to develop and market new services and technologies could impact Valvoline's competitive position and have an adverse effect on its business and results of operations.

Valvoline's efforts to respond to changes in customer demand in a timely and cost-efficient manner to drive growth could be adversely affected by difficulties or delays in service innovation, including the inability to identify or gain market acceptance of new service techniques. Due to the rigorous development process and intense competition, there can be no assurance that any of the services Valvoline is currently developing, or could develop in the future, will achieve substantial commercial success. Moreover, Valvoline may experience operating losses for new services after they are introduced and commercialized because of start-up costs or lack of demand.

The automotive maintenance service industry is subject to periodic technological change and ongoing product improvements. The adoption of electric vehicles is increasing, which reduces demand for lubricant services, but expands the opportunity for other services required by electric vehicles, including coolants, fluids and greases. If Valvoline is unable to develop and market services for electric vehicles, its business and results of operations could be adversely impacted. As automotive technologies evolve, Valvoline could be required to comply with any new or stricter laws or regulations, which could require additional expenditures by Valvoline that could adversely impact business results.

Damage to Valvoline's brand and reputation could have an adverse effect on its business.

Maintaining Valvoline's strong reputation with customers is a key component of its business. Liability claims, false advertising claims, service complaints, and governmental investigations could result in substantial and unexpected expenditures and affect consumer or customer confidence in Valvoline's services, which may materially and adversely affect its business operations, decrease sales and increase costs. Additionally, as customers are shifting to more environmentally-conscious electric and hybrid vehicles, the inability of Valvoline to continue its development of new services to adapt to those changing demands could affect the Company's reputation as an environmentally friendly choice for vehicle care and could reduce demand for its services. Further, legislators, customers, investors and other stakeholders are increasingly focusing on environmental, social and governance policies of companies. This focus could result in new or increased legislation or disclosure requirements. In the event that such requirements result in increased costs or a negative perception of the Company, there could be an adverse effect on the business or its results of operations.

If allegations are made that Valvoline's automotive maintenance services were not provided in a manner consistent with its vision and values, the public may develop a negative perception of Valvoline, its brands, image and reputation. In addition, if Valvoline's franchise or Express Care operators experience service failures or do not successfully operate their service centers in a manner consistent with Valvoline's standards, its brand, image and reputation could be harmed, which in turn could negatively impact its business and operating results. A negative public perception of Valvoline's brands, whether justified or not, could impair its reputation, involve it in litigation, damage its brand equity and have a material adverse effect on its business. In addition, damage to the reputation of Valvoline's competitors or others in the automotive maintenance services industry could negatively impact Valvoline's reputation and business.

In connection with the sale of Global Products, Valvoline and VGO entered into a brand agreement (the "Brand Agreement"). Pursuant to the Brand Agreement, Valvoline retains ownership of the Valvoline brand for generally all retail services purposes, and VGO owns the brand for all product uses. The brand sharing arrangement may increase the risk of inconsistency in its use, messaging, or overall damage to the brand, which could have an adverse impact on Valvoline's reputation and business and result in lengthy and expensive litigation or settlements.

Risks related to executing Valvoline's strategy

Valvoline has set aggressive growth goals for its business, including increasing sales, cash flow, market share, margins and number of service center stores, to achieve its long-term strategic objectives. Execution of Valvoline's growth strategies and business plans to facilitate that growth involves a number of risks.

Valvoline has set aggressive growth goals for its business to meet its long-term strategic objectives and improve shareholder value by aggressively growing through new store development, opportunistic acquisitions and increased emphasis on franchise development. Valvoline's failure to meet one or more of these goals or objectives could negatively impact its business. Aspects of that risk include, among others, changes to the global economy, availability of or failure to identify acquisition targets or real estate for new stores to grow the Company's network of retail service center stores, real estate and construction costs or delays limiting new store growth, changes to the competitive landscape, including those related to automotive maintenance recommendations and customer preferences, entry of new competitors, attraction and retention of skilled employees, failure to successfully develop and implement digital platforms to support the Company's growth initiatives, failure to comply with existing or new regulatory requirements, failure to maintain a competitive cost structure and other risks outlined in greater detail in this "Risk Factors" section.

Another component of the Company's network growth strategy is dependent on the success of recent refranchising activities. Failure to achieve the expected benefits of the refranchising transactions could negatively impact the Company's operating results and its overall long-term strategic growth objectives, including accelerating franchise store growth. In addition, if the Company's franchise partners are unsuccessful in continuing productivity and growth objectives within their respective markets, the Company's business results could be adversely affected. Valvoline has also guaranteed future lease commitments related to certain refranchised stores and the Company's operating results could be negatively impacted by any increased rent obligations to the extent the franchisees default on such lease agreements.

Valvoline's performance is also highly dependent on attracting and retaining appropriately qualified employees in its service center stores and supporting and corporate teams. A tight labor market in recent years has led to challenges in staffing service center stores due to labor shortages as a number of trends conflate reflecting changing demographics, governmental policies, employee sentiment, and technological change. In response, Valvoline made labor investments and enhanced its recruiting programs to attract new employees. As trends in the labor market evolve, the Company may experience future challenges in recruiting and retaining talent in various locations. Valvoline operates in a competitive labor market, and failure to recruit or retain qualified employees in the future, or the Company's inability to implement corresponding adjustments to its labor model, including compensation and benefit packages, could impair the Company's ability to grow and meet its strategic goals.

Valvoline may be unable to execute its growth strategy, and acquisitions, investments and strategic partnerships could result in operating difficulties, dilution and other harmful consequences that may adversely impact Valvoline's business and results of operations.

Acquisitions are an important element of Valvoline's overall growth strategy. Valvoline has completed a significant number of acquisitions in recent years and has developed a pipeline of future viable targets expected to complement the Company's growth initiatives. Valvoline expects to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions and to continue to grow organically and through acquisitions. An inability to execute these plans could have an adverse impact on Valvoline's financial condition and results of operations.

An insufficient quantity of strategic acquisition targets in the marketplace with limited targets remaining, or the inability of Valvoline to successfully acquire those targets, may have a negative impact on Valvoline's ability to achieve its future growth projections. Additionally, successful integration of strategic acquisitions, including the pending acquisition of Breeze Autocare, is not guaranteed and may fail to deliver anticipated benefits and synergies leading to operational disruptions and increased costs. Possibilities include challenges assimilating operations, technologies, along with products and services, as well as diverting management's focus on core operations and maintaining internal controls. Retaining key employees and customers is crucial and significant acquisitions can create uncertainty resulting in talent loss, customer attrition, and culture clash, which can negatively impact productivity, competitiveness and organizational alignment. In addition, the anticipated benefits of Valvoline's acquisitions may not be realized and the process of integrating an acquired company, business, or product may create unforeseen operating difficulties or expenditures.

Valvoline's acquisitions, investments and strategic partnerships could also result in dilutive issuances of its equity securities, the incurrence of debt, contingent liabilities or amortization expenses, impairment of goodwill or purchased long-lived assets and restructuring charges, any of which could harm its financial condition, results of operations and cash flows.

The business model for Valvoline is affected by the financial results of its franchisees.

Valvoline's business is made up of a network of both company-operated and franchised stores. Valvoline's success relies in part on the operational and financial success, as well as the cooperation of, its franchisees to implement the Company's growth strategy, which may be dependent upon their ability to secure adequate financing to meet store development requirements. However, Valvoline has limited influence over its franchisees' operations and the quality of franchised store operations may be diminished by a number of factors beyond the Company's control. Valvoline's franchisees manage their businesses independently and are responsible for the day-to-day operations of 53% of the Company's system-wide service center stores as of September 30, 2025. Valvoline's royalty, product, and other revenues from franchised stores are largely dependent on franchisee sales and compliance with franchise agreements. Valvoline's revenues and margins could be negatively affected should franchisees experience limited or no sales growth, or if the franchisee fails to renew its franchise agreements or otherwise fulfill its obligations under negotiated business development, franchise, or supply agreements with Valvoline. Additionally, if the franchisees are impacted by weak economic conditions and are unable to secure adequate sources of financing, their financial health may worsen, and Valvoline's revenues may decline. If sales or business performance trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, store closures, delayed or reduced royalties and purchases and reduced growth in the number of service center stores.

Valvoline's success also depends on the willingness and ability of its independent franchisees to implement major initiatives, which may require additional investment by them, and to remain aligned with Valvoline on operating, promotional and capital-intensive reinvestment plans. The ability of Valvoline's franchisees to contribute to the achievement of Valvoline's overall plans is dependent in large part on the availability of financing to its franchisees at reasonable interest rates and may be negatively impacted by the financial markets in general or the creditworthiness of individual franchisees. The size of Valvoline's largest franchisees creates additional risk due to their importance to the Company's growth strategy, requiring their cooperation and alignment with Valvoline's initiatives. Furthermore, if the franchisees are not able to obtain the financing necessary to complete planned remodel and construction projects, they may be forced to postpone or cancel such projects, impacting the Company's ability to grow and expand the Valvoline retail footprint.

Risks related to operating Valvoline's business

The Company's enterprise resource planning ("ERP") system implemented in fiscal 2024 adversely impacted Valvoline's internal controls and could continue to negatively impact the business if remedial efforts are not effectively maintained.

Valvoline relies upon its ERP application to assist in managing certain business processes and summarizing operational and financial results. Following the sale of Global Products in fiscal 2023, and as part of Valvoline's continued evolution to a standalone retail business, the Company separated certain business processes, information systems and applications that were previously shared to support both businesses. On January 1, 2024, Valvoline implemented a new ERP application intended to better accommodate the retail business model and support the Company's continued growth.

A material weakness in internal control over financial reporting arose in connection with the Company's implementation of the new ERP system and its related impact on IT general controls, which included deficiencies related to certain business processes that were not adequately designed at the time of system implementation. While the ERP system is intended to ultimately improve and enhance business processes, its implementation resulted in disruptions, including to maintaining an effective internal control environment. Although the recently-implemented ERP application has not been and is not currently utilized in the day-to-day operations of Valvoline's retail stores and there have been no material impacts on the ability to serve customers to-date, the conversion to any new IT system and related remedial procedures for business process controls, exposes the Company to additional risks and possible continued disruptions. This includes the loss of information, unauthorized access and systematic changes, disruption to normal operations, and risks associated with integrations with other applications and processes.

Implementing the new ERP system has required, and the efforts associated with mitigation, remediation, and enhancements will continue to require, the investment of significant personnel and financial resources. Failure to adequately and timely address any known or potential issues to ensure the new ERP system operates as intended could result in unexpected incremental costs and diversion of management's attention and resources, further interruptions or delays in processes and challenges with vendor and customer relationships, difficulty in achieving and maintaining effective internal controls and issuing timely and accurate financial results. Valvoline management has implemented and executed a remedial plan, as described in Item 9A, Controls and Procedures, and substantial progress was made during fiscal 2025. Substantial progress towards the remediation of the material weakness has been made in fiscal 2025 through the remediation of the ITGC deficiencies and the efforts to enhance business process controls. Remediation of the business process control design deficiencies that aggregate to the material weakness will conclude once the controls and related documentation are consistently executed for a sufficient period of time and are determined to be effective, through formal testing, which is expected to be completed in fiscal 2026. Management cannot provide any assurance that such remedial measures, or any other remedial measures taken, will be effective and identify or address all inherent risks from implementing an ERP system. If this remediation fails or other material weaknesses arise, it may adversely affect operating results, the trading price of Valvoline's common stock, internal control over financial reporting, or the ability to effectively manage the business.

Changes in economic conditions that impact customer spending could harm Valvoline's business.

Economic downturns, including a recession, may reduce customer demand or inhibit Valvoline's ability to provide its services. Valvoline's business and operating results are sensitive to declining economic conditions, credit market tightness, declining customer and business confidence, volatile exchange and interest rates, continuing inflation and other challenges, including those related to acts of aggression or threatened aggression that can affect the economy and financial markets. In the event of adverse developments or stagnation in the economy or financial markets, Valvoline's customers may defer vehicle maintenance, oil changes, or other services, may repair and maintain their vehicles themselves, or may be unable to obtain credit, reducing their ability to spend.

In a prolonged economic downturn or recession, these risks and uncertainties could have a material negative impact on Valvoline's business, financial condition and results of operations. The severity and duration of a downturn in economic and financial market conditions, as well as the timing, strength, and sustainability of a recovery, are unknown and are not within the Company's control. If the U.S. economy were to enter a recession, the recessionary risks discussed above and elsewhere within these risk factors could be more pronounced in such an economic climate.

Economic weakness and uncertainty may cause changes in customer preferences and habits, and if such economic conditions persist for an extended period of time, this may result in customers making long-lasting changes to their spending behaviors, which could unfavorably impact Valvoline's business, its results of operations and cash flows. Additionally, during periods of favorable economic conditions, customers may be more likely to purchase new vehicles rather than maintaining and servicing older vehicles, which could also have an adverse impact on Valvoline's business, results of operations, cash flows and strategic objectives. Beyond changes in customer behavior driven by economic conditions, rapid changes in the marketing landscape and the potential for OEMs to monetize or restrict access to their software and data could undermine current customer retention and acquisition strategies. These dynamics could lead to decreased customer loyalty, increased churn, and higher customer acquisition costs.

If Valvoline does not attract, train and retain quality employees in appropriate numbers, including key employees and management, performance could be adversely affected.

Valvoline's performance is dependent on recruiting, developing, training, and retaining quality and diverse service center employees in large numbers. Valvoline's service center positions are subject to high rates of turnover. Valvoline's ability to meet labor needs while controlling costs is subject to external factors, such as unemployment levels, prevailing wage rates, wage legislation, and changes in rules governing eligibility for overtime and changing demographics. In the event of increasing wage rates, if Valvoline does not increase wages competitively, staffing levels and customer service could suffer because of declining workforce quality. Valvoline's earnings could decrease if wage rates increase, whether in response to market demands or new wage legislation, and Valvoline is unable to adjust pricing to offset the additional costs. In addition, inflation and economic uncertainty may negatively impact Valvoline's ability to attract and retain employees.

Valvoline's success also depends on the efforts of key management personnel. Valvoline's failure to develop an adequate succession plan for one or more of these key positions could reduce Valvoline's institutional knowledge base and competitive advantage during a transition. The loss or limited availability of the services of one or more key management personnel, or Valvoline's inability to recruit and retain qualified diverse candidates in the future, could, at least temporarily, have an adverse effect on Valvoline's operating results and financial condition. Additionally, turnover in other key positions can disrupt progress in implementing business strategies, result in a loss of institutional knowledge, cause greater workload demands for remaining team members and divert attention away from key areas of the business, or otherwise negatively impact the Company's growth prospects or future operating results.

Valvoline uses information technology systems to conduct business, and a cybersecurity threat, data breach, security incident, failure of a key information technology system, or inability to enhance its capabilities could adversely affect Valvoline's business and reputation.

Valvoline relies on its information technology systems, including systems which are managed or provided by third-party service providers, to conduct its business. The Company's point-of-sale platforms for company-operated and franchisee retail stores could be subject to cybersecurity threats, service outages, or data breaches. Software-induced interruptions or any security breach involving the point-of-sale or other systems within the Valvoline network could harm business operations, result in a loss of consumer confidence, or cause costs to be incurred associated with data recovery, investigation, remediation, and data breach notification obligations required under data privacy laws, which can be significant and vary by jurisdiction.

Despite employee training and other measures to mitigate them, cybersecurity threats to its information technology systems, and those of its third-party service providers, are increasing and becoming more advanced and cyber incidents have occurred and could occur as a result of unauthorized access, business email compromise, viruses, malicious code, ransomware, phishing, organized cyber-attacks, social engineering, break-ins, and security breaches due to error or misconduct by its employees, contractors or third-party service providers. The cyber incidents that have occurred have not resulted in a material loss to Valvoline; however, a material breach of or failure of Valvoline's information technology systems, including systems in which data is stored or may be transferred across third-party platforms, could lead to the loss and destruction of trade secrets, confidential information, proprietary data, intellectual property, customer and supplier data, and employee personal information, and could disrupt business operations which could adversely affect Valvoline's relationships with business partners and harm its brands, reputation and financial results.

Valvoline's customer and vendor data may include names, addresses, phone numbers, email addresses and payment account information, among other information. Depending on the nature of the data that is compromised, Valvoline may also have obligations to notify individuals, regulators, law enforcement or payment companies about the incident and may need to provide some form of remedy. Valvoline could also face fines and penalties should it fail to adequately notify affected parties pursuant to new and evolving privacy laws in various jurisdictions in which it does business, as outlined in greater detail in the "Regulatory, legal, and financial risks" section below.

Valvoline is continuing to expand, upgrade and develop its information technology capabilities, including, the Company's core ERP system. If the Company is unable to adequately transition its information technology organization's skills and capabilities rapidly enough, including the ability to capitalize on the advancements in Artificial Intelligence software and platforms, it may not effectively support the modernization of Valvoline's technology architecture and environment. This could hinder Valvoline's ability to keep pace with its growth and digital initiatives for the consumer-oriented, data driven, mobility enabled nature of the business. Consequently, this might inhibit Valvoline's ability to meet stakeholder needs and preferences.

Business disruptions from natural, operational and other catastrophic risks could seriously harm Valvoline's operations and financial performance. In addition, a catastrophic event at one of Valvoline's service center stores or involving its services or employees could lead to liabilities that could further impair its operations and financial performance.

Business disruptions, including those related to operating hazards inherent in servicing vehicles, natural disasters, severe weather conditions, climate change, supply or logistics disruptions, increasing costs for energy, temporary store and/or power outages, information technology systems and network disruptions, cybersecurity breaches, terrorist attacks, armed conflicts, war, pandemic diseases, fires, floods or other catastrophic events, could harm Valvoline's operations as well as the operations of Valvoline's customers and suppliers, and may adversely impact Valvoline's financial performance. Although it is impossible to predict the occurrence or consequences of any such events, they could result in reduced demand for Valvoline's services or make it difficult or impossible for Valvoline to deliver services to its customers. In addition to leading to a disruption of Valvoline's businesses, a catastrophic event at one of Valvoline's service center stores or involving its employees could lead to substantial legal liability to or claims by parties allegedly harmed by the event.

While Valvoline maintains business continuity plans that are intended to allow it to continue operations or mitigate the effects of events that could disrupt its business, Valvoline cannot provide assurances that its plans would fully protect it from all such events. In addition, insurance maintained by Valvoline to protect against property damage, loss of business and other related consequences resulting from catastrophic events is subject to significant retentions and coverage limitations, depending on the nature of the risk insured. This insurance may not be sufficient to cover all of Valvoline's damages or damages to others in the event of a catastrophe. In addition, insurance related to these types of risks may not be available now or, if available, may not be available in the future at commercially reasonable rates.

Pandemics, epidemics or disease outbreaks may disrupt Valvoline's business and operations, which could materially affect Valvoline's financial condition, results of operations and forward-looking expectations.

Disruptions caused by pandemics, epidemics or disease outbreaks, such as COVID-19, in the United States or Canada, could materially affect Valvoline's results of operations, financial condition and forward-looking expectations. These events could impact Valvoline's business, particularly as it relates to congestion in the supply chain and related cost, as well as disruptions in the labor market. The Company could experience reduced traffic and sales volume due to changes in customer behavior as individuals may decrease automobile use and practice social distancing and other behavioral changes which may be mandated by governmental authorities or independently undertaken out of an abundance of caution. The extent to which these events could impact Valvoline's business results and operations depends upon the duration and severity, emerging variants, vaccine and booster effectiveness, public acceptance of safety protocols, and governmental measures, including vaccine mandates, among others.

Worsening conditions in the severity and spread of pandemics, epidemics, or disease outbreaks, could result in the resurgence of lockdowns or stay-at-home guidelines which could adversely affect Valvoline's ability to implement its growth plans, including, without limitation, delay the construction or acquisition of service center stores, or negatively impact Valvoline's ability to successfully execute plans to enter into new markets; reduce demand for Valvoline's services; affect the ability and cost to attract and retain talent within the labor market; reduce sales or profitability; negatively impact Valvoline's ability to maintain operations; or lead to significant disruption of financial markets in which the Company operates, and may reduce Valvoline's ability to access capital and, in the future, negatively affect the Company's liquidity.

The limited diversification of Valvoline's operations subjects it to risks.

Historically, Valvoline has been able to take advantage of its size and global reach as a combined products and services company. The sale of Global Products during fiscal 2023 resulted in Valvoline being a smaller, less diversified company, potentially making it more vulnerable to changing market, regulatory and economic conditions. Following completion of the sale of Global Products, Valvoline is more concentrated geographically in the U.S. and Canada and in serving the automotive aftermarket through company-operated, independent franchise and Express Care stores that service vehicles with Valvoline products. In addition, as a smaller company, Valvoline may be unable to obtain goods or services at prices or on terms that are as favorable as those obtained by Valvoline prior to the sale of Global Products, and Valvoline's ability to absorb costs or unexpected expenses whether due to contingencies or other risks as described herein, may be negatively impacted. Any of these factors could have an adverse effect on Valvoline's business, financial condition, results of operations, or cash flows.

Operating in numerous locations in the U.S. and Canada increases the scrutiny on Valvoline's reputation for safety, quality, friendliness, trustworthy service, integrity and business ethics. Any negative publicity about these or other areas involving the business, including Valvoline's response or lack thereof to external events involving civil unrest, social justice, and political issues, whether or not based in fact, could damage Valvoline's reputation and the value of the brand.

Regulatory, legal, and financial risks

Data protection requirements could increase operating costs and requirements and a breach in information privacy or other related risks could negatively impact operations.

Valvoline is subject to federal, state and local laws, and regulations in the U.S. and Canada relating to the collection, use, retention, disclosure, security and transfer of personal data relating to its customers and employees. These laws and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the California Consumer Privacy Act ("CCPA") applies to Valvoline's activities conducted in the state of California. Valvoline is also subject to Canada data privacy laws, such as The Personal Information Protection and Electronic Documents Act ("PIPEDA"), due to operations throughout Canada. Complying with the CCPA, PIPEDA and other similar emerging and changing privacy and data protection requirements can be resource-intensive and may cause Valvoline to incur substantial costs as compliance requires investment in new processes, technologies, and training. Valvoline's handling of consumer and employee personal data, including reliance on third-party providers, subjects the Company to various federal, state and local data privacy and protection requirements, which could lead to additional complexities and increased costs of operations.

Failure to protect customer personal data or comply with these legal obligations relating to privacy and data protection could damage Valvoline's reputation and affect its ability to retain and attract customers. Additionally, any failure or perceived failure by Valvoline or any third parties with which it does business, to comply with these privacy and data protection laws and regulations, or with respect to similar obligations to which Valvoline may be or become subject, may result in actions against Valvoline by governmental entities, private claims and litigation, fines, penalties or other liabilities. Any such action would be expensive to defend, damage Valvoline's reputation and adversely affect business, operating results, financial position and cash flows.

The impact of changing laws or regulations or the manner of interpretation or enforcement of existing laws or regulations could adversely impact Valvoline's financial performance and restrict its ability to operate its business or execute its strategies.

New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase Valvoline's cost of doing business and restrict its ability to operate its business or execute its strategies. This risk includes, among other things, compliance with a myriad of U.S. tax laws and regulations; franchise laws and regulations; securities laws and regulations; environmental laws and regulations; labor laws and regulations; anti-competition laws and regulations; anti-corruption and anti-bribery laws, including the Foreign Corrupt Practices Act ("FCPA"); anti-money-laundering laws; and other laws governing Valvoline's operations.

Although Valvoline has implemented policies and procedures to ensure compliance with these laws and regulations, it cannot be sure that its policies and procedures are sufficient or that directors, officers, employees, representatives, consultants and agents have not engaged in, and will not engage in, conduct for which Valvoline may be held responsible, nor can Valvoline be sure that its business partners, including franchisees, have not engaged in, and will not engage in, conduct that could materially affect their ability to perform their contractual obligations to Valvoline or even result in Valvoline being held liable for such conduct. Violations of these laws or regulations may result in severe criminal or civil sanctions or penalties, or significant changes in existing laws and regulations may subject Valvoline to other liabilities, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Valvoline's substantial indebtedness may adversely affect its business, results of operations and financial condition.

Valvoline has substantial indebtedness and financial obligations. As of September 30, 2025, Valvoline had outstanding indebtedness of $1.074 billion and available borrowing capacity of $341.6 million under its revolving credit facility. In addition, Valvoline expects to borrow $740 million in December 2025 to fund the purchase of the Breeze Autocare acquisition with excess proceeds being used to pay down outstanding debt. Valvoline may incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other general corporate purposes.

Valvoline's substantial indebtedness could adversely affect its business, results of operations and financial condition by, among other things: requiring Valvoline to dedicate a substantial portion of its cash flows to pay principal and interest on its debt, which would reduce the availability of its cash flow to fund working capital, capital expenditures, acquisitions, execution of its growth strategy and other general corporate purposes; limiting Valvoline's ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of its growth strategy and other general corporate purposes; making Valvoline more vulnerable to adverse changes in general economic, industry and regulatory conditions and in its business by limiting its flexibility in planning for or reacting to changing conditions; placing Valvoline at a competitive disadvantage compared with its competitors that have less debt and lower debt service requirements; making Valvoline more vulnerable to increases in interest rates since some of its indebtedness is subject to variable rates of interest; and making it more difficult for Valvoline to satisfy its financial obligations.

In addition, Valvoline may not be able to generate sufficient cash flows to repay its indebtedness when it becomes due and to meet its other cash needs. If Valvoline is not able to pay its debts as they become due, it could be in default under the terms of its indebtedness. Valvoline might also be required to pursue one or more alternative strategies to repay indebtedness, such as selling assets, refinancing or restructuring its indebtedness or selling additional debt or equity securities. Valvoline may not be able to refinance its debt or sell additional debt or equity securities or its assets on favorable terms, if at all, and if it must sell its assets, it may negatively affect Valvoline's ability to generate revenues.

Adverse developments and instability in financial institutions and markets may adversely impact Valvoline's business and financial condition.

The global macroeconomic environment could be negatively affected by, among other things, disruptions to the banking system and financial market volatility. The Company utilizes and maintains material balances of cash and cash equivalents and is therefore reliant on banks and financial institutions to safeguard and allow ready access to these assets. Specifically, the Company has $51.6 million of cash and cash equivalents as of September 30, 2025 held by various financial institutions.

The failure of a bank, or other adverse conditions in the financial markets, impacting the institutions or counterparties with which the Company, or its customers or vendors, maintain deposits or financing activities, could impact Valvoline's timely access to liquid assets or its financial performance. There are no assurances or guarantees that deposits greater than the Federal Deposit Insurance Corporation limits will be protected by the U.S. government or that any bank, government or financial institution will be able to obtain the needed liquidity in the event of a failure or similar crisis. If financial institutions are unable to provide timely access to deposits and funds, the Company, its vendors, customers, or lenders could be required to seek additional sources of liquidity to maintain operating and cash requirements. As a result of uncertainty in the broader financial markets, there may be additional impacts to Valvoline's business that cannot be predicted at this time.

Valvoline's pension and other postretirement benefit plan obligations are currently underfunded, and Valvoline may have to make significant cash payments to some or all of these plans, which would reduce the cash available for its business.

In connection with Valvoline's separation from Ashland, Valvoline assumed certain of Ashland's historical pension and other postretirement benefit plans and related liabilities. The most significant of these plans, the qualified pension plans, are estimated to be underfunded by $71.3 million as of September 30, 2025. The funded status of Valvoline's pension plans is dependent upon many factors, including returns on invested assets, the level of certain market interest rates and the discount rate used to determine pension obligations. Valvoline has taken a number of actions to reduce the risk and volatility associated with the pension plans; however, changing market conditions or laws and regulations could require material increases in the expected cash contributions to these plans in future years. Specifically, unfavorable returns on plan assets or unfavorable changes in applicable laws or regulations could materially change the timing and amount of required plan funding. In addition, a decrease in the discount rate used to determine pension obligations could result in an increase in the valuation of pension obligations, which could affect the reported funded status of Valvoline's pension plans and future contributions. Similarly, an increase in discount rates could increase the periodic pension cost in subsequent fiscal years. If any of these events occur, Valvoline may have to make cash payments to its pension plans to satisfy minimum funding requirements, which based on current data and assumptions, are not expected in the near term. If such payments are required, it would reduce the cash available for Valvoline's business. Finally, Valvoline's policy to recognize changes in the fair value of the pension assets and liabilities annually and as otherwise required through mark to market accounting could result in volatility in Valvoline's earnings, which could be material.

Valvoline may fail to adequately protect its intellectual property rights or may be accused of infringing the intellectual property rights of third parties.

Valvoline relies heavily upon its trademarks, domain names and logos to market its brands and to build and maintain brand loyalty and recognition. The Company's success depends on the continued ability of Valvoline's company-operated and franchised service center stores to use the intellectual property and on the adequate protection and enforcement of such intellectual property. Valvoline also relies on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others, to establish and protect its various intellectual property rights.

There can be no assurance that steps taken to protect and maintain the rights in Valvoline's intellectual property will be adequate, or that third parties will not infringe, misappropriate or violate the intellectual property. If any efforts to protect the intellectual property are not adequate, or if any third party infringes, misappropriates or violates Valvoline's intellectual property, or if brand standards are not upheld in connection with the Brand Agreement, the value of its brands may be harmed. The occurrence of any of these events could result in the erosion of Valvoline's brands and limit its ability to market its brands using its various trademarks, cause Valvoline to lose such trade secrets, as well as impede its ability to effectively compete against competitors with similar products and services, any of which could adversely affect its business, financial condition and results of operations.

From time to time, Valvoline has been subject to legal proceedings and claims, including claims of alleged infringement of trademarks, copyrights, patents and other intellectual property rights held by third parties. In the future, third parties may sue Valvoline for alleged infringement of their proprietary or intellectual property rights. In addition, litigation may be necessary to enforce Valvoline's intellectual property rights, protect its trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation or other intellectual property proceedings of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, or loss of rights in Valvoline's intellectual property, any of which could adversely affect Valvoline's business, financial condition and results of operations.

Valvoline has incurred, and will continue to incur, costs as a result of Environmental Health and Safety ("EHS") compliance requirements, which could adversely impact Valvoline's cash flow, results of operations or financial condition.

Valvoline is subject to extensive federal, state, local and non-U.S. laws, regulations, rules and ordinances relating to pollution, protection of the environment and human health and safety, as well as the storage, handling, treatment, disposal and remediation of hazardous substances and waste materials. Valvoline has incurred, and will continue to incur, costs and capital expenditures to comply with these laws and regulations.

EHS regulations change frequently, and such regulations and their enforcement have tended to become more stringent over time. Accordingly, changes in EHS laws and regulations and the enforcement of such laws and regulations could interrupt Valvoline's operations, require modifications to its facilities or cause it to incur significant liabilities, costs or losses that could adversely affect its profitability. Actual or alleged violations of EHS laws and regulations could result in restrictions or prohibitions on service center operations as well as substantial damages, penalties, fines, civil or criminal sanctions and remediation costs.

Valvoline's business involves the purchase, storage and transportation of hazardous substances. Under some environmental laws, Valvoline may be strictly liable and/or jointly and severally liable for environmental damages caused by releases of hazardous substances and waste materials into the environment. For instance, under relevant laws and regulations Valvoline may be deemed liable for soil and/or groundwater contamination at sites it currently owns and/or operates even though the contamination was caused by a third party such as a former owner or operator, and at sites it formerly owned and operated if the release of hazardous substances or waste materials was caused by it or by a third party during the period it owned and/or operated the site. Valvoline also may be deemed liable for soil and/or groundwater contamination at sites to which it sent hazardous wastes for treatment or disposal, notwithstanding that the original treatment or disposal activity accorded with all applicable regulatory requirements.

The Company's Amended and Restated Articles of Incorporation (the "Articles") designate the Fayette County Circuit Court of the Commonwealth of Kentucky as the sole and exclusive forum for substantially all disputes between the Company and its shareholders, which may limit a shareholder's ability to bring a claim in a favorable judicial forum for disputes with the Company and its directors, officers or employees.

The Company's Articles specify that the Fayette County Circuit Court of the Commonwealth of Kentucky shall be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a breach of a fiduciary duty, any action asserting a claim arising pursuant to the Kentucky Business

Corporation Act, or any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, ("Exchange Act") or by the Securities Act of 1933, as amended.

The Company believes that the exclusive forum provision in the Articles benefits the Company by providing increased consistency in the application of Kentucky law for the specified types of actions and may benefit the Company by preventing it from having to litigate claims in multiple jurisdictions (and incur additional expenses) and be subject to potential inconsistent or contrary rulings by different courts, among other considerations. The exclusive forum provision in the Articles, however, may have the effect of discouraging lawsuits against Valvoline's directors, officers or employees as it could increase a shareholder's cost to bring a claim or limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such claims. In connection with any applicable action brought against the Company, it is possible that a court could find the forum selection provisions contained in the Articles to be inapplicable or unenforceable in such action. If a court were to render such a finding, the Company may incur additional costs to resolve the action in other jurisdictions, which could adversely affect Valvoline's business, financial condition or results of operations.

Risks related to the sale of the Global Products business

Valvoline may be unable to achieve some or all of the strategic and financial benefits that it expects to achieve from the Transaction.

In connection with the sale of Global Products, Valvoline expects to drive growth and shareholder value as a best-in-class, pure-play automotive retail service provider. The anticipated operational, financial, strategic and other benefits may not be achieved from the Transaction, which could have an adverse impact on Valvoline's business, financial condition and results of operations. The anticipated benefits are based on a number of assumptions, some of which may prove incorrect and could be affected by a number of factors beyond Valvoline's control, including without limitation, general economic conditions, increased operating costs, challenges in separating the businesses information technology infrastructure and processes, regulatory developments and the other risks described in these risk factors.

Valvoline is dependent on VGO for its product supply and certain indemnities have been agreed to with the Buyer, for which the Company may be negatively impacted if VGO is unable to provide these products or is unable to satisfy its indemnification obligations.

In connection with the sale of Global Products in fiscal 2023, Valvoline and VGO entered into a Supply Agreement. Pursuant to the Supply Agreement, Valvoline is dependent on VGO for product supply as it purchases substantially all lubricant and certain ancillary products for its stores from VGO. Any interruption, delay, quality issue or other failure in product supply could adversely affect the business and results of operations and result in disputes between the parties.

As part of the sale of Global Products, the parties agreed to indemnify and reimburse one another for various matters, which include tax indemnities. Each business will be responsible for taxes related to its operations, breaches of its tax covenants, and its share of transfer taxes, while Valvoline assumes responsibility for tax matters associated with the pre-closing reorganization. There is no guarantee that these indemnification arrangements will sufficiently protect Valvoline from potential exposures or liability claims from third parties, including taxing authorities. Additionally, there can be no assurance that VGO can fulfill its indemnification obligations in the future. Valvoline could experience negative impacts on its business, financial position, and cash flows due to these risks.

Risks related to Valvoline's separation from Ashland

Ashland has agreed to indemnify Valvoline for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure Valvoline against the full amount of such liabilities, or that Ashland's ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the terms of the Separation Agreement and certain other agreements with Ashland, Ashland agreed to indemnify Valvoline for certain liabilities. However, third parties could also seek to hold Valvoline responsible for any of the liabilities that Ashland agreed to retain, and there can be no assurance that the indemnity from Ashland will be sufficient to protect Valvoline against the full amount of such liabilities, or that Ashland will be able to fully satisfy its indemnification obligations in the future. Even if Valvoline ultimately succeeded in recovering from Ashland any amounts for which Valvoline is held liable, Valvoline may be temporarily required to bear these losses. Each of these risks could negatively affect Valvoline's business, financial position, results of operations and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Valvoline is committed to protecting information that is valuable to customers and critical to business operations from unauthorized access and disclosure by devoting significant resources to protecting information systems and data through investing in people, technology, and processes to protect data and systems against evolving cybersecurity threats. A cybersecurity program has been designed and implemented that is believed to reasonably manage risks from cybersecurity threats and enable the Company to prevent, monitor, identify, detect, investigate, respond to, mitigate, and report on threats and incidents.

Cybersecurity governance

Valvoline has adopted a cross-functional and multi-management level approach to assessing and managing risks arising from cybersecurity threats. The Audit Committee of the Board (the "Audit Committee") oversees the Company's enterprise risk management program. As part of this oversight, the Audit Committee has primary responsibility for overseeing risks related to cybersecurity, although the Board retains ultimate oversight over these risks. The Board of Directors reviews and discusses cybersecurity risks along with the Company's cybersecurity programs and strategy with management. The Board of Directors receives reports and presentations from the Senior Vice President and Chief Technology and Cybersecurity Officer ("CTO") Vice President of IT Operations & Platforms, and Senior Director of Information Security during bi-annual meetings, and as needed, on a range of topics including, but not limited to, the cybersecurity program and processes, information systems, business risk identification and mitigation strategies, strategic updates, operational matters, the evolving cybersecurity threat landscape, regulatory developments, and notable incidents or threats affecting the Company.

The CTO, who serves as the Chief Information Security Officer ("CISO") for the Company, is the primary executive responsible for leading the Company's cybersecurity risk management program and has over 30 years of experience in various technology-related roles, including responsibilities related to managing information security, developing cybersecurity strategy, and implementing cybersecurity programs. The Company's Computer Security Incident Response Team ("CSIRT") has primary responsibility for monitoring and enacting the incident response program and is led by the Senior Director of Information Security who reports to the CTO.

The CSIRT receives direction and guidance from various departments including operations, information technology, communications, legal, and human resources while being responsible for maintaining and operating incident response capabilities at Valvoline by collecting, aggregating, and analyzing detected alerts and events from computer systems across the enterprise. Valvoline's CSIRT meets at least quarterly, and more frequently as appropriate, to review and discuss the Company's cybersecurity program. The CSIRT has the authority and system entitlements to confiscate, isolate, or disconnect equipment; investigate suspicious activity; monitor usage; and disable system access in the proper execution of their duties. The CSIRT is responsible for declaring an incident and initiating escalation to the Incident Response Team ("IRT"). The IRT is responsible for coordinating incident response activities across functions and is comprised of cross-functional and multi-management level personnel including, but not limited to, the Senior Director of Information Security, CSIRT Manager, Chief Legal Officer, Chief Audit Executive, Privacy & Compliance Counsel, Chief Technology Officer, Head of Global Insurance, Director of Corporate Communications, Chief Financial Officer, Chief Operating Officer, Chief Human Resource Officer, and Head of Physical Security.

The IRT is also responsible for reporting incidents, following Valvoline's Information Security Incident Response Plan ("IRP"), in accordance with legal requirements, coordinating external communications, and setting information sharing restrictions. Other departments or individuals may be engaged according to the specific nature of the incident and will operate at the direction of the IRT. Valvoline's Senior Director of Information Security is responsible for the implementation of, and amendments to, the IRP and supporting procedures.

Risk management and strategy

Valvoline has developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of its critical systems and information. This program, which is based on the National Institute of Standards and Technology ("NIST") Cybersecurity and Privacy Frameworks, is an integrated part of the company's overall enterprise risk management process. The program applies, where appropriate, to Valvoline's internal and external information systems, applications, networks, and operations. It includes ongoing activities such as scanning, testing, and assessments intended to identify and manage risks arising from cybersecurity threats.

Management, including various functional teams, is responsible for assessing, identifying, and managing material risks from cybersecurity threats. Valvoline continually evaluates and updates its cybersecurity programs to align with regulatory requirements and industry best practices. This includes keeping company-wide training initiatives related to cybersecurity risks robust and up-to-date.

Valvoline's Executive Information Security and Privacy Committee provides crucial oversight for cybersecurity risk management. On a monthly basis, the committee reviews key metrics, evaluates risk tolerance, and approves strategic direction to ensure the program aligns with the company's business objectives.

The IRP was designed to comprehensively leverage capabilities throughout the Company and to provide a standardized framework for responding to cybersecurity incidents by coordinating an approach to investigate, contain, mitigate, fix vulnerabilities, determine legally required responses or notifications, and document cybersecurity incidents including reporting and escalating findings as appropriate. The CSIRT, being responsible for incident response, assembles the IRT and assigns responsibilities based on the circumstances of the information security incident.

Valvoline employs a risk-based approach to secure access to networks, systems, and applications for business partners and vendors receiving access to the environments and data. Business partners and vendors with whom information is shared to conduct business are required to safeguard it by appropriate means, including elevated contractual commitments when appropriate. The Company provides cybersecurity training to team members during onboarding and regularly thereafter and deploy technologies to automate and enhance operational security capabilities. In addition, Valvoline also uses third-party managed security services to augment the cybersecurity team's capabilities.

To date, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including the business strategy, results of operations or financial condition, and management does not believe that such risks are reasonably likely to have such an effect over the long term. However, due to evolving cybersecurity threats, and despite security measures taken, it may not be possible to anticipate, prevent, and stop future cybersecurity incidents, including attacks on information systems and data or those of relevant business partners. Additional information on cybersecurity risks identified is discussed in Item 1A of Part I, "Risk Factors", which should be read in conjunction with this Item 1C. Cybersecurity.

ITEM 2. PROPERTIES

Valvoline is headquartered in Lexington, Kentucky, where the Company leases approximately 105,000 square feet of office space to support operations across its business, which excludes certain properties that the Company currently subleases to others. In addition, Valvoline owns or leases the property associated with 1,016 company-operated retail service center stores under the Valvoline Instant Oil Change℠ and Valvoline Great Canadian Oil Change brands throughout the United States and Canada, respectively. Valvoline's store leases typically have initial terms of up to 15 years with renewal options, exercisable at the Company's discretion.

Valvoline believes its physical properties are suitable and adequate for the Company's business, and none of the property owned by Valvoline is subject to any major known encumbrances. Additional information regarding lease obligations may be found in Note 6 of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

From time to time, Valvoline is party to lawsuits, claims and other legal proceedings that arise in the ordinary course of business. For a description of Valvoline's legal proceedings, refer to Note 11 of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market information

Valvoline common stock is listed on the NYSE and trades under the symbol "VVV." As of November 18, 2025, there were approximately 7,060 registered holders of Valvoline common stock.

Dividend policy

The Company currently does not anticipate declaring or paying any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends to holders of Valvoline common stock is at the sole discretion of the Board after considering various factors, including Valvoline's financial condition, operating results, current and anticipated cash needs, cash flows, impact on Valvoline's effective tax rate, indebtedness, legal requirements and other factors that the Board considers relevant. In addition, the instruments governing Valvoline's indebtedness may limit the Company's ability to pay dividends. Therefore, no assurance are given that Valvoline will pay any dividends to its shareholders, or as to the amount of any such dividends if the Board determines to do so.

Stock performance graph

The following graph compares the cumulative total shareholder return on a $100 investment in Valvoline common stock, the S&P MidCap 400 Index, and the S&P MidCap 400 Specialty Retail Index for the period from September 30, 2020 to September 30, 2025. This graph assumes an investment in Valvoline common stock and each index were $100 on September 30, 2020 and that all dividends were reinvested.



Five-year cumulative total shareholder returns

Cumulative total returns	Years ended September 30				
	2021	2022	2023	2024	2025
Valvoline Inc.	$ 166.78	$ 137.63	$ 175.78	$ 228.17	$ 195.79
S&P MidCap 400 Index	$ 143.68	$ 121.77	$ 140.66	$ 178.34	$ 189.26
S&P MidCap 400 Specialty Retail Index	$ 169.27	$ 114.24	$ 128.26	$ 183.47	$ 179.91

Purchases of Company common stock

Valvoline has returned value to shareholders through share repurchases, the timing and amount of which will be at the discretion of the Company and based on Valvoline's liquidity, general business and market conditions, and other factors, including alternative investment opportunities.

On July 30, 2024, the Board approved an authorization to repurchase up to $400 million of common stock with no expiration date. During the second quarter of fiscal 2025, Valvoline paused share repurchase activity in anticipation of completing the Breeze Autocare acquisition. Valvoline will fund the acquisition with a new Term Loan B issuance and accelerate debt repayment after closing the Breeze Autocare acquisition to return to a ratings agency target adjusted EBITDA net leverage ratio of 2.5 to 3.5 times. As a result of the pending acquisition, the Company did not repurchase any shares of common stock during the three months ended September 30, 2025. At September 30, 2025, the Company retained authorization to repurchase up to $325.0 million of shares of common stock under the share repurchase program.

ITEM 6. RESERVED

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the accompanying Notes to Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K. Unless otherwise noted, disclosures herein relate solely to the Company's continuing operations.

BUSINESS OVERVIEW AND PURPOSE

As the quick, easy, trusted leader in automotive preventive maintenance, Valvoline is creating shareholder value by driving the full potential of its core business, delivering sustainable network growth, and continuing to innovate to meet the evolving needs of customers and the car parc. With average customer ratings that indicate high levels of service satisfaction, Valvoline and the Company's franchise partners simplify vehicle care so customers can do what drives them. This includes approximately 15-minute stay-in-your-car oil changes; battery, bulb and wiper replacements; tire rotations; and other manufacturer recommended maintenance services. The Company operates and franchises approximately 2,200 service center locations through its Valvoline Instant Oil Change^{SM} ("VIOC") and Valvoline Great Canadian Oil Change ("GCOC") retail locations and supports over 240 locations through its Express Care™ platform.

Valvoline's fiscal year ends on September 30 of each year.

RECENT DEVELOPMENTS

Refranchising

Valvoline sold 67 company-owned stores to existing and new franchise partners through the completion of three transactions that occurred in the fourth quarter of fiscal 2024 and the first quarter of fiscal 2025 (the "Refranchising Transactions"). These conversions, combined with executed development agreements, are expected to provide accelerated growth in the respective markets and deliver long-term value to shareholders. The Refranchising Transactions impact the comparability of financial results year-over-year as further discussed further below.

During October 2025, the Company entered into an agreement and completed the sale of 10 company-owned service center stores and related net assets to a franchisee. The Company will derecognize the related net assets and expects to recognize a gain on sale in the first quarter of fiscal 2026 to reflect the completion of this transaction.

Breeze Autocare

In February 2025, Valvoline signed a definitive agreement to acquire Breeze Autocare from Greenbriar. Breeze Autocare is an independent provider of automotive quick lube and other preventive maintenance services operating predominantly under the Oil Changers brand, with an extensive footprint in California, Texas, and the Midwest.

In November 2025, Valvoline received clearance from the Federal Trade Commission ("FTC") to close the acquisition of Breeze Autocare subject to a Decision and Order from the FTC. Valvoline will acquire 207 Breeze Autocare stores, and consistent with the Decision and Order, Valvoline will divest 45 of those locations to

Mainstreet Auto, LLC ("Mainstreet"), for a net purchase price of $593 million, subject to (i) adjustments for store acquisitions and sale-leaseback transactions completed by Breeze Autocare since signing and (ii) customary closing adjustments. The Breeze Autocare acquisition is expected to close on December 1, 2025, with the divestiture to Mainstreet occurring shortly thereafter. The Company intends to fund the Breeze Autocare acquisition with a newly issued $740 million Term Loan B commensurate with the closing of the transaction with excess proceeds being used to pay down outstanding debt.

FISCAL 2025 OVERVIEW

Key operating highlights from continuing operations are presented below, each of which is discussed more fully in this Annual Report on Form 10-K:



6%

Growth in Net revenues



$389.9 million

Operating income from continuing operations



2%

Growth in Diluted EPS



$3.5 billion

System-wide store sales [a]



$59.8 million

Returned to shareholders through share repurchases



$307.1 million

Cash flows from operations



2,180

System-wide stores [a] with 8.5% annual growth



19 years

of consecutive system-wide same-store sales growth [b]



5.5%

Growth in adjusted EBITDA [c]

(a) Measures include Valvoline franchisees, which are independent legal entities. Valvoline does not consolidate the results of operations of its franchisees.

(b) Valvoline determines SSS growth as the year-over-year change in net revenues of U.S. VIOC same stores (company-operated, franchised and the combination of these for system-wide SSS) with same stores defined as those that have been in operation within the system for at least 12 full months.

(c) Represents a non-GAAP measure. Refer to "Use of Non-GAAP Measures" and the Appendix for additional details.

Summarized below are Valvoline's trends in the results of its continuing operations Net revenues, Income from continuing operations, and Adjusted EBITDA over the last five fiscal years:







(a)   Adjusted EBITDA is a non-GAAP measure, further described and defined within the "Use of Non-GAAP Measures" section below. Also refer to the "Continuing operations EBITDA and Adjusted EBITDA" section within "Results of Operations" below for a reconciliation of income from continuing operations to Adjusted EBITDA for each fiscal year presented.

(b)   Includes the effects of certain unusual, infrequent or non-operational activity not directly attributable to the underlying business, which management believes impacts the comparability of operational results between periods ("key items," as further described below).

Net revenues and Adjusted EBITDA trends have continued to increase over the past five fiscal years largely driven by strong system-wide same-store sales ("SSS") growth, which benefited from higher average ticket, continued non-oil change penetration and increased transactions, in addition to acquisitions and overall store expansion. Income from continuing operations has also followed an upward trend due to strong top-line performance, with the exception of fiscal 2022, where the decrease was primarily driven by a loss due to the remeasurement of pension and other postretirement plans, as well as higher separation-related expenses in connection with the planning and evaluation of the separation of the Company's businesses that ultimately culminated in the sale of Global Products.

Results for Fiscal 2024 compared to Fiscal 2023

For comparisons of Valvoline's consolidated results of operations and cash flows for the fiscal years ended September 30, 2024 to September 30, 2023, refer to Item 7 of Part II of the Annual Report on Form 10-K for the fiscal year ended September 30, 2024, filed with the Securities and Exchange Commission on November 22, 2024.

Use of Non-GAAP Measures

To aid in the understanding of Valvoline's ongoing business performance, certain items within this document are presented on an adjusted, non-GAAP basis. These non-GAAP measures have limitations as analytical tools and should not be considered in isolation from, or as an alternative to, or more meaningful than, the financial statements presented in accordance with U.S. GAAP. The financial results presented in accordance with U.S. GAAP and reconciliations of non-GAAP measures included within this Annual Report on Form 10-K should be carefully evaluated.

The following are the non-GAAP measures management has included and how management defines them:

- *EBITDA* - net income/loss, plus income tax expense/benefit, net interest and other financing expenses, and depreciation and amortization;

- *Adjusted EBITDA* - EBITDA adjusted for the impacts of certain unusual, infrequent or non-operational activity not directly attributable to the underlying business, which management believes impacts the comparability of operational results between periods ("key items," as further described below);

- *Adjusted EBITDA margin* - adjusted EBITDA divided by net revenues;

- *Free cash flow* - cash flows from operating activities less total capital expenditures, comprised of growth and maintenance, further described below; and

- **Free cash flow excluding growth capital expenditures -** cash flows from operating activities less maintenance capital expenditures.

Non-GAAP measures include adjustments from results based on U.S. GAAP that management believes enables comparison of certain financial trends and results between periods and provides a useful supplemental presentation of Valvoline's operating performance that allows for transparency with respect to key metrics used by management in operating the business and measuring performance. The manner used to compute non-GAAP information used by management may differ from the methods used by other companies, and may not be comparable. For a reconciliation of the most comparable U.S. GAAP measures to the non-GAAP measures, refer to the "Results of Operations" and "Financial Position, Liquidity and Capital Resources" sections below.

Management believes EBITDA measures provide a meaningful supplemental presentation of Valvoline's operating performance between periods on a comparable basis due to the depreciable assets associated with the nature of the Company's operations as well as income tax and interest costs related to Valvoline's tax and capital structures, respectively. Adjusted EBITDA measures enable comparison of financial trends and results between periods where certain items may not be reflective of the Company's underlying and ongoing operations performance or vary independent of business performance.

Management uses free cash flow and free cash flow excluding growth capital expenditures as additional non-GAAP metrics of cash flow generation. By including capital expenditures, management is able to provide an indication of the ongoing cash being generated that is ultimately available for both debt and equity holders as well as other investment opportunities. Free cash flow includes the impact of capital expenditures, providing a supplemental view of cash generation. Free cash flow excluding growth capital expenditures includes maintenance capital expenditures, which are uses of cash that are necessary to maintain the Company's existing business operations, including its retail service center store network, service portfolio, and support functions. Free cash flow excluding growth capital expenditures provides a supplemental view of cash flow generation before investments in growth capital, which expand future business operations, including the opening or expansion of retail service center stores and service capabilities. Free cash flow and free cash flow excluding growth capital expenditures have certain limitations, including that they do not reflect adjustments for certain non-discretionary cash expenditures, such as mandatory debt repayments.

The non-GAAP measures used by management exclude key items. Key items are often related to legacy matters or market-driven events considered by management to not be reflective of the ongoing operating performance. Key items may consist of adjustments related to: legacy businesses, including the separation from Valvoline's former parent company, the former Global Products reportable segment, and the associated impacts of related activity and indemnities; non-service pension and other postretirement plan activity; restructuring-related matters, including organizational restructuring plans, the separation of Valvoline's businesses, significant acquisitions or divestitures, debt extinguishment and modification, and tax reform legislation; in addition to other matters that management considers non-operational, infrequent or unusual in nature.

Details with respect to the description and composition of key items recognized during the respective periods presented herein are set forth below in the "EBITDA and Adjusted EBITDA" section of "Results of Operations" that follows.

Key Business Measures

Valvoline tracks its operating performance and manages its business using certain key measures, including system-wide, company-operated and franchised store counts and system-wide SSS and store sales. Management believes these measures are useful to evaluating and understanding Valvoline's operating performance and should be considered as supplements to, not substitutes for, Valvoline's net revenues and operating income, as determined in accordance with U.S. GAAP.

Net revenues are influenced by the number of service center stores and the business performance of those stores. Stores are considered open upon acquisition or opening for business. Temporary store closings remain in the respective store counts with only permanent store closures reflected in the activity and end of period store counts. For the periods presented herein, SSS is defined as net revenues of U.S. VIOC stores (company-operated, franchised and the combination of these for system-wide SSS) with same stores defined at the beginning of the month following the completion of 12 full months in operation within the system.

Net revenues are limited to sales at company-operated stores, in addition to royalties and other fees from independent franchised and Express Care stores. Although Valvoline does not recognize store-level sales from franchised stores as net revenues in its Statements of Condensed Consolidated Income, management believes system-wide and franchised SSS comparisons, store counts, and total system-wide store sales are useful to assess market position relative to competitors and overall store and operating performance.

RESULTS OF OPERATIONS

The following summarizes the results of the Company's continuing operations for the years ended September 30:

(In millions)	2025	2024	2025 vs. 2024	
			$	%
Net revenues	$1,710.3	$1,619.0	$ 91.3	5.6 %
Gross profit	$ 658.5	$ 618.8	$ 39.7	6.4 %
Gross profit margin	38.5 %	38.2 %	30 bps	
Net operating expenses	$ 268.6	$ 251.6	$ 17.0	6.8 %
Percentage of net revenues	15.7 %	15.5 %	20 bps	
Operating income	$ 389.9	$ 367.2	$ 22.7	6.2 %
Operating margin	22.8 %	22.7 %	10 bps	
Income from continuing operations	$ 214.8	$ 214.5	$ 0.3	0.1 %
EBITDA [a]	$ 485.7	$ 461.4	$ 24.3	5.3 %
Adjusted EBITDA [a]	$ 466.8	$ 442.6	$ 24.2	5.5 %
Adjusted EBITDA margin [a]	27.3 %	27.3 %	— bps	

(a) Refer to the "Use of Non-GAAP Measures" and Continuing operations EBITDA and Adjusted EBITDA for management's definitions of the metrics presented above and reconciliation to the corresponding GAAP measures, where applicable.

Fiscal 2025 marked the 19th consecutive year for system-wide SSS growth and the addition of 170 net new stores, bringing the system to 2,180 stores. The table below highlights the growth over the last year:

(In millions, except store count)	Fiscal year 2025	Growth vs. 2024
System-wide store sales [a]	$ 3,453.8	11.3 %
System-wide store count [a]	2,180	8.5 %

	Years ended September 30	
	2025	2024
System-wide SSS growth [a]	6.1 %	7.1 %

(a) Measures include Valvoline franchisees, which are independent legal entities. Refer to the "Key Business Measures" section above for additional details on these key business measures, including management's definitions.

Net revenues

Net revenues increased $91.3 million, or 5.6% over the prior year period primarily attributable to higher volume, mix, and pricing. System-wide SSS growth increased 6.1% reflecting growth in average ticket from premiumization, pricing, and non-oil change service penetration, as well as higher transactions supported by an expanding customer base. Year-over-year system-wide store growth of 8.5% also contributed to net revenues and volumes through the addition of 170 net new stores. These benefits were partially offset by reduced net revenues due to the recent Refranchising Transactions. The following reconciles the year-over-year changes in Net revenues:



Gross profit

Gross profit improved $39.7 million, or 6.4% year-over-year. The improvement was driven by higher volume, reflecting continued store expansion, and a favorable mix from continued traction in premiumization and non-oil change services. These gains were partially offset by the impacts from the recent Refranchising Transactions, and increased store operating costs, including depreciation related to ongoing store investments. The following reconciles the year-over-year changes in gross profit:



Gross profit margin rate improved compared to the prior year. This margin expansion reflects improved labor efficiency from effective management, along with benefits from service mix. These gains were partially offset by the impacts from the Refranchising Transactions, and higher operating expenses, including deprecation.

Net operating expenses

Details of the components of Net operating expenses are summarized below for the years ended September 30:

(In millions)	2025	2024	Variance $	Variance %
Selling, general and administrative expenses	$ 349.9	$ 305.1	$ 44.8	14.7 %
Net legacy and separation-related expenses (income)	1.4	(0.7)	2.1	(300.0)%
Other income, net	(82.7)	(52.8)	(29.9)	56.6 %
Net operating expenses	$ 268.6	$ 251.6	$ 17.0	6.8 %

Selling, general and administrative ("SG&A") expenses increased $44.8 million compared to the prior year period. This increase reflects continued investments to scale the business and support long-term growth. The primary contributors were technology, including outside services, talent, and advertising, which combined to increase expense by $25.8 million. Additionally, investment and divestiture activity increased SG&A expenses by $15.8 million, primarily related to consulting fees and professional services to support legal, regulatory, diligence and integration efforts.

Net legacy and separation-related activity increased $2.1 million. The increase was primarily driven by expenses associated with legacy businesses and employee related costs, as well as certain limited realignment costs incurred to support the Company's transition to a stand-alone retail business following the sale of Global Products.

Other income, net increased by $29.9 million compared to the prior year primarily due the Refranchising Transactions whereby a larger gain on sale was recognized in the current year of $73.9 million compared to the prior year gains of $41.8 million.

Net pension and other postretirement plan expenses (income)

Net pension and other postretirement plan expenses increased $11.9 million from the prior year, primarily due to a loss on pension and other postretirement plan remeasurement of $26.6 million in the current year compared to a gain of $2.4 million in the prior year. The loss in fiscal 2025 was driven by lower-than-expected performance of plan assets in the current year, which more than offset the gain attributable to the increase in discount rates.

Net interest and other financing expenses

Net interest and other financing expenses increased $2.1 million during fiscal 2025 driven by lower interest income partially offset by reduced interest expense. Interest income in the current year declined by $13.9 million from the prior year maturity of invested net proceeds from the sale of Global Products. The proceeds from the maturity of these short-term investments were utilized to repurchase the 4.250% senior unsecured notes due 2030 with an aggregate principal amount of $600.0 million ("2030 Notes") in the third quarter of fiscal 2024. The repurchase of the 2030 Notes drove lower interest expense of $11.8 million in the current year from reduced base interest expense of $9.7 million and lower debt modification charges and related fees of $2.1 million.

Income tax expense

The following table summarizes Income tax expense and the effective tax rate during the years ended September 30:

(In millions)	2025	2024
Income tax expense	$ 77.5	$ 69.1
Effective tax rate percentage	26.5 %	24.4 %

The higher effective tax rate in fiscal 2025 primarily reflects decreases in the favorable impact of return to provision adjustments and valuation allowance activity.

(Loss) income from discontinued operations, net of tax

(Loss) income from discontinued operations, net of tax for the years ended September 30 are as follows:

(In millions)	2025	2024
Loss from discontinued operations, net of tax	$ (4.1)	$ (3.0)

Loss from discontinued operations, net of tax increased $1.1 million compared to the prior year primarily due to increased income tax expense.

Continuing operations EBITDA and Adjusted EBITDA

The following reconciles Income from continuing operations to EBITDA and Adjusted EBITDA for the years ended September 30:

(In millions)	2025	2024	2023	2022	2021
Income from continuing operations	$ 214.8	$ 214.5	$ 199.4	$ 109.4	$ 200.1
Income tax expense	77.5	69.1	37.1	34.7	59.9
Net interest and other financing expenses	74.0	71.9	38.3	69.3	108.3
Depreciation and amortization	119.4	105.9	88.8	71.4	62.1
EBITDA from continuing operations [a]	485.7	461.4	363.6	284.8	430.4
Net pension and other postretirement plan expenses (income) [b]	23.6	11.7	(27.6)	6.9	(128.2)
Net legacy and separation-related expenses (income) [c]	1.4	(0.7)	32.8	20.5	(23.6)
Information technology costs [d]	11.5	10.4	3.0	2.6	—
Investment and divestiture-related (income) costs [e]	(55.4)	(40.2)	1.1	—	—
Suspended operations [f]	—	—	7.1	0.9	(1.5)
Restructuring and related adjustments [g]	—	—	—	—	(0.1)
Adjusted EBITDA from continuing operations [a]	$ 466.8	$ 442.6	$ 380.0	$ 315.7	$ 277.0

(a) EBITDA from continuing operations is defined as income from continuing operations, plus income tax expense, net interest and other financing expenses, and depreciation and amortization attributable to continuing operations. Adjusted EBITDA from continuing operations is EBITDA adjusted for key items attributable to continuing operations.

(b) Includes several elements impacted by changes in plan assets and obligations that are primarily driven by the debt and equity markets, including remeasurement gains and losses, when applicable; and recurring non-service pension and other postretirement net periodic activity, which consists of interest cost, expected return on plan assets and amortization of prior service credits. Management considers these elements are more reflective of changes in current conditions in global markets (in particular, interest rates), outside the operational performance of the business, and are also legacy amounts that are not directly related to the underlying business and do not have an impact on the compensation and benefits provided to eligible employees for current service. Refer to Note 10 in the Notes to Consolidated Financial Statements in Item 8 of Part II in this Annual Report on Form 10-K for further details.

(c) Activity associated with legacy businesses, including the separation from Valvoline's former parent company and its former Global Products reportable segment. This activity includes the recognition of and adjustments to indemnity obligations to its former parent company; certain legal, financial, professional advisory and consulting fees; and other expenses incurred by the continuing operations in connection with and directly related to these separation transactions and legacy matters. This incremental activity directly attributable to legacy matters and separation transactions is not considered reflective of the underlying operating performance of the Company's continuing operations. During fiscal September 30, 2023, the Company recognized $25.7 million of pre-tax expense to reflect its increased estimated indemnity obligation which also resulted in an income tax benefit of $29.0 million to reflect the release of valuations allowances in connection with the amendment of the Tax Matters Agreement with Valvoline's former parent company.

(d) Consists of expenses incurred directly related to the Company's information technology transitions, primarily efforts related to implementing stand-alone enterprise resource planning and human resource information systems that generally began in fiscal 2023 following the sale of the former Global Products reportable segment. These expenses include data conversion, training, redundant expenses incurred from duplicative technology platforms, and temporary support, which includes consulting fees and professional services to support certain enhanced manual procedures and material weakness remediation efforts. These incremental costs are directly associated with technology transitions and are not considered to be reflective of the ongoing expenses of operating the Company's technology platforms.

(e) Consists of activity directly associated with specific significant acquisitions, investments and divestitures, including professional and consulting fees for legal and advisory services, in addition to gains or losses recognized upon disposition, temporary financing costs directly associated with expected transactions, acquisition-related incentive compensation costs, and expense recognized to reduce the carrying values of investments determined to be impaired. This activity is not considered to be reflective of the underlying operating performance of the Company's ongoing continuing operations.

(f) Represents the results of a former Global Products business where operations were suspended during fiscal 2022. This business was not included in the sale of the Global Products business in March 2023. It was classified as held for sale and impaired as of September 30, 2023, and subsequently sold during the first fiscal quarter of 2024. These results are not indicative of the operating performance of the Company's ongoing continuing operations.

(g) Adjustments to employee termination benefits recognized over remaining employee service periods as a result of company-wide restructuring activities that are not considered reflective of the underlying operating performance of the Company's ongoing operations.

Adjusted EBITDA increased $24.2 million, or 5.5%, for the year ended September 30, 2025 compared to the prior year. This growth was primarily attributable to strong gross profit expansion from strong operational performance including improvements in volumes and mix, in addition to efficiencies in labor management, which more than offset the impacts from refranchising and growth investments in SG&A expenses.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company closely manages its liquidity and capital resources. Valvoline's liquidity requirements depend on key variables, including the level of investment needed to support business strategies, the performance of the business, capital expenditures, borrowing arrangements, and working capital management. Capital expenditures, acquisitions, and share repurchases are components of the Company's cash flow and capital management strategy, which to a large extent, can be adjusted in response to economic and other changes in the business environment. The Company has a disciplined approach to capital allocation, which focuses on investing in key priorities that support Valvoline's business and growth strategies and returning capital to shareholders, while funding ongoing operations.

Continuing operations cash flows

Valvoline's continuing operations cash flows as reflected in the Consolidated Statements of Cash Flows are summarized as follows for the years ended September 30:

(In millions)	2025	2024
Cash provided by (used in):		
Operating activities	$ 307.1	$ 282.9
Investing activities	$ (201.1)	$ 136.8
Financing activities	$ (112.9)	$ (746.3)

Operating activities

The increase in cash flows provided by operating activities of $24.2 million from the prior year was primarily driven by higher cash earnings, that were moderated by the impact of the Refranchising Transactions, and lower interest payments of $22.1 million due to lower outstanding debt from the repurchase of the 2030 Senior Notes in the prior period. These increases were partially offset by unfavorable changes in net working capital that were attributed to a decrease in payables and accrued liabilities largely driven by acquisition and divestiture-related expenses paid during the period.

Investing activities

The decrease in cash flows from investing activities of $337.9 million from the prior year was substantially driven by a decline in net proceeds from investments of $345.0 million and an increase in current year acquisition activity of $12.3 million that was partially offset by increased net proceeds from the sale of operations of $49.5 million. Lower proceeds from investments were due to maturities in the prior year of short-term investments of the remaining net proceeds from the sale of Global Products, while higher net proceeds from the sale of operations was largely a result of completing a Refranchising Transaction in the first quarter of fiscal 2025 to sell 39 company-operated service center stores to a new franchisee. Further contributing to the increased use of investing cash flows year-over-year were higher capital expenditures of $34.8 million to support store enhancements and growth.

Financing activities

The decrease in cash flows used in financing activities of $633.4 million from the prior year was substantially due to lower net repayments on borrowings of $480.0 million primarily driven by the prior year debt tender offer to purchase the outstanding 2030 Notes. Also contributing to this decrease was lower share repurchase activity of $166.4 million, partially offset by excise tax payments of $16.4 million that were largely due to share repurchases completed in fiscal 2023 under the modified "Dutch auction" tender offer subject to the 1% excise tax of the Inflation Reduction Act that became effective in calendar 2023.

Continuing operations free cash flow

The following table sets forth free cash flow and free cash flow excluding growth capital expenditures reconciled to cash flows from operating activities. As previously noted, these free cash flow measures have certain limitations, including that they do not reflect adjustments for certain non-discretionary cash expenditures, such as mandatory debt repayments. Refer to "Use of Non-GAAP Measures" within this Item 7 for additional information regarding these non-GAAP measures.

(In millions)		2025		2024
Cash flows provided by operating activities	$	307.1	$	282.9
Less: Maintenance capital expenditures		(66.1)		(35.9)
Free cash flow excluding growth capital expenditures		241.0		247.0
Less: Growth capital expenditures		(193.1)		(188.5)
Free cash flow	$	47.9	$	58.5

The decrease in free cash flow from continuing operations over the prior year was impacted by increased capital expenditures during the current year, which were partially offset by higher cash flows provided by operating activities in the current year as described above. The increase in capital expenditures over the prior year period was primarily driven by higher maintenance capital expenditures, principally attributed to facility and equipment expenditures. Higher growth capital expenditures were primarily driven by new store construction, including the timing and mix of new store additions at the end of the year. The Company continues to focus the majority of its capital spend toward growth, which is expected to drive a high return on invested capital.

Debt

The following table summarizes Valvoline's continuing operations debt as of September 30:

(In millions)		2025		2024
2031 Notes	$	535.0	$	535.0
Term Loan		415.6		439.4
Revolver		130.0		125.0
Debt issuance costs and discounts		(6.6)		(5.6)
Total debt		1,074.0		1,093.8
Current portion of long-term debt		23.8		23.8
Long-term debt	$	1,050.2	$	1,070.0

Approximately 50% of Valvoline's outstanding borrowings as of September 30, 2025 had fixed rates, with the remainder bearing variable interest rates. As of September 30, 2025, Valvoline was in compliance with all covenants of its debt obligations and had borrowing capacity remaining of $341.6 million. Refer to Note 8 of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K for additional details regarding the Company's debt instruments.

On April 16, 2024, Valvoline completed the Debt Tender Offer with 99.7% of the outstanding principal amount tendered by the holders of the 2030 Notes. The Debt Tender Offer was made to comply with the requirements of the asset sale covenant under the indenture governing the 2030 Notes in connection with the sale of Global Products and Valvoline's use of the related net proceeds.

The Company used cash and cash equivalents on hand, in addition to borrowing $175.0 million on the Revolver to facilitate the $598.3 million purchase of the 2030 Notes at par, plus accrued and unpaid interest, and cancelled the 2030 Notes accepted for purchase. The Company elected to repurchase the remaining balance outstanding of $1.7 million on April 29, 2024 pursuant to the terms and conditions of the indenture governing the 2030 Notes. In connection with the completion of the Debt Tender Offer, Valvoline recognized a loss on extinguishment of the 2030 Notes of $5.1 million within Net interest and other financing expenses in the Consolidated Statements of Comprehensive Income during the year ended September 30, 2024, comprised of the write-off of related unamortized debt issuance costs and discounts.

Material cash requirements and other commitments

The Company's material cash requirements for the continuing operations include the following contractual obligations and commitments as of September 30, 2025:

(In millions)	Total	Less than 1 year	1-3 years	3-5 years	5 years and more
Long-term debt	$ 1,080.6	$ 23.8	$ 521.8	$ —	$ 535.0
Interest payments [a]	191.6	52.2	82.8	38.8	17.8
Operating lease obligations	466.3	51.5	96.8	85.7	232.3
Finance lease obligations	333.5	27.6	56.2	55.9	193.8
Employee benefit obligations [b]	71.8	7.3	17.5	15.6	31.4
Total	$ 2,143.8	$ 162.4	$ 775.1	$ 196.0	$ 1,010.3

(a)   Includes interest on both variable and fixed rate debt, assuming no prepayments. Variable interest rates have been assumed to remain constant through payment at the rates that existed as of September 30, 2025.
(b)   Includes projected benefit payments through fiscal 2035 for Valvoline's unfunded benefit plans. Excludes benefit payments from pension plan trust funds.

The Company guaranteed future payments related to certain leases assigned in connection with the Refranchising Transactions and selling Global Products. Valvoline is obligated to perform if the buyers default on the leases, which have remaining terms ranging from three months to 15 years. The undiscounted maximum potential future payments under the lease guarantees were $63.8 million as of September 30, 2025. In addition, the Company guarantees certain outstanding franchisee debt obligations that have remaining terms ranging from one to five years and total $12.4 million as of September 30, 2025. The Company has not recorded a liability for these guarantees as the likelihood of making future payments is not considered probable.

Fiscal 2026 capital expenditures

Valvoline is currently forecasting approximately $250 million to $280 million of capital expenditures for fiscal 2026, funded primarily from operating cash flows.

Pension and other postretirement plan obligations

The Company makes cash and non-cash contributions and benefit payments for its pension and other postretirement plans. During fiscal 2025, the Company made $10.6 million in benefit payments for its non-qualified pension and other postretirement plans, consisting of $5.7 million of cash payments and $4.9 million of non-cash payments. Based on current data and assumptions, the Company does not anticipate the need to satisfy any minimum funding requirements to its qualified pension plans in the near term. Refer to Note 10 of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K for additional information regarding the Company's U.S. pension and other postretirement plans.

Share repurchases

In July 2024, the Board approved a share repurchase authorization of $400.0 million (the "2024 Share Repurchase Authorization"), which has no expiration date. During the year ended September 30, 2025, the Company repurchased 1.6 million shares of its common stock for $59.8 million. As of September 30, 2025, $325.0 million remained available for share repurchases under the 2024 Share Repurchase Authorization.

The timing and amount of any repurchases of common stock will be solely at the discretion of the Company and is subject to general business and market conditions, as well as other factors. The share repurchase authorization is part of a broader capital allocation framework to deliver value to shareholders by first, driving profitable growth in the business, organically and through acquisitions and franchise development; second, to remain within a ratings agency target adjusted EBITDA net leverage ratio of 2.5 to 3.5 times; and third, to continue returning excess capital to shareholders.

Valvoline announced in the second quarter of fiscal 2025 that it was pausing share repurchase activity in anticipation of completing the Breeze Autocare acquisition. Valvoline will fund the acquisition with a new Term Loan B issuance and accelerate debt repayment after closing the Breeze Autocare acquisition to return to a ratings agency target adjusted EBITDA net leverage ratio of 2.5 to 3.5 times.

Summary

Valvoline's continuing operations had cash and cash equivalents of $51.6 million, total debt of $1.1 billion, and total remaining borrowing capacity of $341.6 million as of September 30, 2025. Valvoline's ability to generate positive cash flows from operations is dependent on general economic conditions, the competitive environment in the industry, and is subject to the business and other risk factors described in Item 1A of Part I of this Annual Report on Form 10-K.

Management believes that the Company has sufficient liquidity based on its current cash, cash equivalents, cash generated from business operations and existing financing to meet its pension and other postretirement plan, debt servicing, tax-related and other material cash and operating requirements for the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

For a discussion and analysis of recently issued and adopted accounting pronouncements and the impact on Valvoline, refer to Note 2 of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K.

CRITICAL ACCOUNTING ESTIMATES

The preparation of Valvoline's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses, and the disclosures of contingent matters. Significant items that are subject to such estimates and assumptions include, but are not limited to, employee benefit obligations, business combinations, and income taxes.

Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions or conditions. Valvoline's significant accounting policies are discussed in Note 2 of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K. The Company believes the accounting estimates listed below are the most critical to aid in fully understanding and evaluating the reported financial results, and require the most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effects of matters that are inherently uncertain.

Employee benefit obligations

Description	Judgments and uncertainties	Effect if actual results differ from assumptions
Valvoline sponsors defined benefit pension and other postretirement plans in the U.S. As of September 30, 2025, Valvoline's net unfunded pension and other postretirement plan liabilities included in the Consolidated Balance Sheet totaled $151.7 million. Total pension and other postretirement net periodic benefit income recognized in fiscal 2025 was $23.6 million, inclusive of a $26.6 million remeasurement loss. Valvoline recognizes the change in the fair value of plan assets and the net actuarial gains and losses calculated using updated actuarial assumptions as of the measurement date, which for Valvoline is September 30, and when a plan qualifies for an interim remeasurement. Refer to Note 10 of the Notes to Consolidated Financial Statements included in Item 8 for Part II of this Annual Report on Form 10-K for additional information regarding the Company's pension and other postretirement plans.	The Company's pension and other postretirement benefit costs and obligations are dependent on actuarial valuations and various assumptions that attempt to anticipate future events and are used in calculating the expense and liabilities relating to these plans. These assumptions include estimates and judgments the Company makes about discount rates and mortality, among others. Significant assumptions the Company must review and set annually and at each measurement date related to its pension and other postretirement benefit obligations are described further below. The fair value of plan assets represents the current market value of assets held by irrevocable trust funds for the sole benefit of participants. Valvoline's pension plans hold a variety of investments designed to diversify risk. Plan assets are invested in equity securities, government and agency securities, corporate debt, and other non-traditional assets such as hedge funds. The pension plan assets are subject to valuation risk and generated an actual weighted-average return of 2.65% in fiscal 2025 primarily driven by the market performance of the plan assets of the qualified pension plans based on the Company's investment strategy to hedge the movement in liabilities related to changes in discount rates with investments of a matched duration that provide offsetting returns aligned with changes in interest rates. Target asset allocation percentages as of September 30, 2025 for the qualified pension plans were 90% fixed income and 10% equity investments. The qualified pension plans are managed by professional investment managers that operate under investment management contracts that include specific investment guidelines, requiring among other actions, adequate diversification and prudent use of risk management practices such as portfolio	Though management considers current market conditions and other relevant factors in establishing these assumptions and year-end values, the actuarial assumptions used and ultimate asset values may differ materially from current results due to changing market and economic conditions, longer or shorter life spans of participants, and differences between the actual long-term return on plan assets. These differences may result in a significant impact to the amount of pension or other postretirement benefits cost recorded or that may be recorded. Changes in assumptions or asset values may have a significant effect on the measurement of expense or income.

Actuarial assumptions

Significant assumptions the Company must review and set annually and at each measurement date related to its pension and other postretirement benefit obligations are:

- *Discount rate* — Reflects the rates at which benefits could effectively be settled and is based on current investment yields of high-quality corporate bonds. Consistent with historical practice, the Company uses an actuarially-developed full yield curve approach, the above mean yield curve, to match the timing of cash flows of expected future benefit payments from the plans by applying specific spot rates along the yield curve to determine the assumed discount rate. Valvoline's fiscal 2025 expense, excluding actuarial gains and losses, for pension plans was determined using the spot discount rates as of the beginning of the fiscal year. The interest cost discount rates for fiscal 2025 pension and other postretirement plans were 4.65%

and 4.63%, respectively. The weighted-average discount rate at the end of fiscal 2025 was 5.22% for the pension plans and 5.14% for the postretirement health and life plans.

The following table illustrates the estimated impact on hypothetical pension and other postretirement expense that would have resulted from a one percentage point change in discount rates in isolation of impacts on other significant assumptions in the years ended September 30:

(In millions)	2025	2024
Increase (decrease) in pension and other postretirement plan expense - 1.00% decrease in discount rates:		
Pension benefits		
Increase in benefit obligation	$ 129.8	$ 142.6
Increased return on plan assets [a]	(125.8)	(138.0)
Estimated hypothetical increase in expense	4.0	4.6
Other postretirement benefits		
Increase in benefit obligation	1.7	1.9
Total estimated hypothetical increase in expense	$ 5.7	$ 6.5

(a) The qualified pension plans employ an investing strategy to match the duration of its obligation and investments. These plans represent approximately 96% and 95% of Valvoline's total gross pension plan obligation as of September 30, 2025 and 2024, respectively. This strategy hedges approximately 100% of the movement in liabilities related to changes in discount rates as of September 30, 2025 and 2024. Therefore, when discount rates change, asset returns generally mirror the impacts, minimizing the net impact to the consolidated financial statements. This estimated impact does not include increased returns of other plan assets that may also benefit from increased interest rates.

- *Mortality* — The mortality assumption for Valvoline's pension and other postretirement plans utilizes the Society of Actuaries PRI-2012 mortality base tables and a mortality improvement scale that follows the 2025 Trustees Report of the Social Security Administration Intermediate Alternative as reflected in the MSS-2025 improvement scale. Valvoline believes the updated mortality improvement scale provides a reasonable assessment of current mortality trends and an appropriate estimate of future mortality projections.

Other assumptions, including the healthcare cost trend rate, do not have a significant impact on Valvoline's pension and other postretirement benefit plan costs and obligations based upon current plan provisions that have generally frozen benefits and limited costs.

Business combinations and intangible assets

Description	Judgments and uncertainties	Effect if actual results differ from assumptions
The Company completed multiple acquisitions during fiscal 2025 for an aggregate purchase price of $65.5 million. These acquisitions included 33 service center stores comprised of six former franchise and three former Express Care locations that were converted to company-operated service center stores and 24 service center stores acquired in single and multi-store transactions. The Company also acquired NuWash, Inc. (doing business as NuBrakes), which offers mobile automotive maintenance services including brake repair. The Company allocates the purchase price of an acquired business to its identifiable assets acquired and liabilities assumed at the acquisition date based upon their estimated fair values. The excess of the fair value of purchase consideration over the fair value of these assets acquired and liabilities assumed is recorded as goodwill or if the fair value of the assets acquired and liabilities assumed exceed the purchase price consideration, a bargain purchase gain is recorded. Goodwill is tested at the reporting unit level for impairment on an annual basis during the fourth fiscal quarter as of July 1 or more frequently if certain events occur indicating that the carrying value of goodwill may be impaired. At the time of the Company's annual impairment assessment, Valvoline consisted of a singular reporting unit, Retail Services. The Company's gross amortizable intangible assets and accumulated amortization were $173.9 million and $91.4 million, respectively, as of September 30, 2025. Other intangible assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Various factors are considered in determining whether a trigger requiring impairment assessment has occurred, such as, but not limited to, changes in the expected use of the assets, technology or development of alternative assets, economic conditions, operating performance, and expected future cash flows.	Purchase price allocations contain uncertainties because they require management to make significant estimates and assumptions and to apply judgment to estimate the fair value of assets acquired and liabilities assumed, particularly with respect to intangible assets. Management estimates the fair value of assets acquired and liabilities assumed based on quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Critical estimates in valuing intangible assets include, but are not limited to, estimates about: expected future cash flows from customers, including revenue and operating expenses; royalty and customer attrition rates; proprietary technology obsolescence curve; the acquired company's brand awareness and market position; the market awareness of the acquired company's branded technology solutions and services; assumptions about the period of time the brands will continue to be valuable; as well as discount rates. The Company's estimates of fair value are based upon reasonable assumptions, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.	If actual results are materially different than the assumptions used to determine fair value of the assets acquired and liabilities assumed through a business combination, or the useful lives of the acquired intangible assets, it is possible that adjustments to the carrying values of such assets and liabilities will have a material impact on the Company's financial position and results of operations. Furthermore, if actual results are not consistent with estimates or assumptions, the Company may be exposed to an impairment charge that could materially adversely impact its consolidated financial position and results of operations. There were no impairments to intangible assets recognized by the Company during fiscal 2025 or 2024. Valvoline elected to perform a qualitative impairment assessment of goodwill in 2025, which indicated that it was more likely than not that the fair value of the reporting unit was in excess of the carrying amount. Though no qualitative factors were present that indicated the existence of a potential impairment, Valvoline performed a quantitative assessment during fiscal 2024 and determined that its reporting unit had a fair value that was in excess of its carrying value.

Income taxes

Description	Judgments and uncertainties	Effect if actual results differ from assumptions
Valvoline is subject to income taxes in the United States and international jurisdictions where its businesses operate. The provision for income taxes includes current income taxes as well as deferred income taxes. Under U.S. GAAP, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the deferred assets or liabilities are expected to be settled or realized. The effect of changes in tax rates on deferred taxes is recognized in the period in which such changes are enacted. Once the consolidated income tax provision is computed, the tax effect of pre-tax income is determined without consideration of the current year pre-tax income or loss from other financial statement components, including discontinued operations. The portion of total income tax that remains after the attribution of tax to continuing operations is allocated to the remaining components. The separation from Global Products resulted in a pre-tax gain of $1.572 billion during fiscal 2023 and related income tax expense recognized to-date of $419.1 million which includes federal, state, and international considerations for the jurisdictions where the proceeds were allocated and the respective tax bases of the net assets transferred. In connection with completing separation transactions, both from Valvoline's former parent company and the sale of Global Products, the parties generally indemnify one another for various tax matters between the businesses.	Judgment in forecasting taxable income using historical and projected future operating results is required in determining Valvoline's provision for income taxes and the related assets and liabilities. Valuation allowances are established when necessary on a jurisdictional basis to reduce deferred tax assets to the amounts expected to be realized when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is based on the evaluation of positive and negative evidence, which includes historical profitability, future market growth, future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. The Company assesses deferred taxes and the adequacy or need for a valuation allowance on a quarterly basis. The Company is subject to ongoing tax examinations and assessments in various jurisdictions. At any time, multiple tax years are subject to audit by the various tax authorities and a number of years may elapse before a particular matter, for which a liability has been established, is audited and fully resolved or clarified. In evaluating the exposures associated with various tax filing positions, the Company may record liabilities for such exposures. Valvoline generally adjusts its liabilities for unrecognized tax benefits and related indemnification obligations through earnings in the period in which an uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or when more information becomes available. Although management believes that the judgments and estimates discussed herein are reasonable, actual results could differ, and may materially increase or decrease the effective tax rate, as well as impact the Company's operating results. Income tax impacts associated with the gain on the sale of Global Products were complex and included a high degree of judgment due to the pre-sale restructuring transactions completed to facilitate the sale in addition to the large volume of federal, state, and international jurisdictions that were required to be evaluated. Indemnifications among parties regarding tax matters require judgment in determining the timing and measurement of related receivables and payables to resolve these obligations.	If the Company is unable to generate sufficient future taxable income, there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then Valvoline could be required to increase the valuation allowance against deferred tax assets, resulting in an increase in income tax expense and the effective tax rate. Adjustments to indemnifications impact pre-tax results and are not directly related to the ongoing business. These adjustments may also affect the income tax provision of the continuing operation dependent on the nature of the underlying issue. Each income tax expense change of $2.9 million would impact the fiscal 2025 effective tax rates for continuing operations and the consolidated business by one percentage point.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Valvoline is exposed to market risks arising from adverse changes in:

- Inflation and changing prices;
- Interest rates;
- Credit risk; and
- Currency exchange rates.

These market risks are described further below. In addition, refer to Item 1A of Part I in this Annual Report on Form 10-K for additional discussion of these and other risks.

Inflation and changing prices

The cost of materials and labor used in Valvoline's automotive preventive maintenance services are affected by cost inflation and global commodity prices that could expose Valvoline to risks in its results. Fiscal 2025, 2024, and 2023 all experienced high rates of inflation and Valvoline mitigates this risk by passing along price increases to its customers; however, the ability to pass on these price increases is largely dependent upon market conditions. Contracts with Valvoline's independent operators are generally indexed to accommodate changes in material prices. Valvoline may not always be able to raise prices in response to increased costs or may experience delays in passing through such costs, as its ability to do so is largely dependent upon market conditions.

Interest rate risk

The Company is subject to interest rate risk in relation to its variable-rate debt. Approximately 50% of the Company's outstanding borrowings as of September 30, 2025 carried fixed rates. A hypothetical 100 basis point change in variable interest rates would impact the Company's interest expense and pre-tax earnings by $5.5 million for the year ended September 30, 2025.

In addition, the Company is exposed to market risk relative to the impact of changes in interest rates and investment returns on its pension and other postretirement plans. Declines in the discount rates used in measuring the Company's pension and other postretirement plan obligations result in a higher obligation and decrease the funded status. The pension plans hold a variety of investments designed to diversify risk, protect against declines in interest rates, and achieve an adequate net investment return to provide for future benefit payments to its participants. These investments are subject to variability that can be caused by fluctuations in general economic conditions. Decreases in the fair value of plan assets and discount rates increase net pension and other postretirement plan expense and can also result in requirements to make contributions to the plans. Pension and other postretirement plans were underfunded by $151.7 million at September 30, 2025 as the projected benefit obligation exceeded the fair value of plan assets.

Credit risk

The Company is potentially subject to concentrations of credit risk on financial instruments for its cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties, and the maximum potential loss may exceed the amount recognized within the Consolidated Balance Sheets. Exposure to credit risk is managed by selecting highly-rated financial institutions as counterparties to transactions and monitoring procedures. As of September 30, 2025, there was not a significant concentration of credit risk related to financial instruments.

Currency exchange risk

Substantially all of Valvoline's business and results of its continuing operations occur within the U.S., resulting in limited exposure to the effects of currency exchange. The impacts from currency exchange have not been material to Valvoline's continuing operations, and the Company will continue to monitor its exposure to determine if changes in its business and operations may warrant undertaking strategies to minimize currency exchange risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements and Supplementary Data   Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Valvoline Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Valvoline Inc. and consolidated subsidiaries (the Company) as of September 30, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 21, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accounting for defined benefit pension obligation

Description of the Matter At September 30, 2025, the Company's aggregate defined benefit pension obligation was $1,494.3 million and exceeded the fair value of pension plan assets of $1,365.5 million, resulting in an unfunded status of $128.8 million. As disclosed in Note 10 of the consolidated financial statements, the Company recognizes the change in the net actuarial gains and losses annually in the fourth quarter of each fiscal year and whenever a plan is determined to qualify for a remeasurement to reflect the updated actuarial assumptions. The remaining components of pension benefit costs are recorded ratably throughout the fiscal year.

Auditing the valuation of the defined benefit pension obligation was complex due to the judgmental nature of certain of the actuarial assumptions (i.e., discount rate and mortality rate) used in the measurement process. These assumptions have a significant effect on the defined benefit pension obligation.

How We Addressed the Matter in Our Audit To test the defined benefit pension obligation, we performed audit procedures that included, among others, evaluating the methodology used, testing the significant actuarial assumptions (i.e., discount rate and mortality rate), and testing the completeness and accuracy of the underlying data used by management, including participant data. In addition, we involved our actuarial specialists to assist with our procedures. We compared the significant actuarial assumptions (i.e., discount rate and mortality rate) used by management to its historical accounting practices and evaluated the change in the defined benefit pension obligation from the prior year. For example, the discount rate reflects the rates at which benefits could effectively be settled and is based on current investment yields of high-quality corporate bonds. The Company uses an actuarially-developed full yield curve approach in establishing its discount rate. We evaluated management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments. As part of this assessment, we tested the underlying securities used to develop the yield curve to evaluate whether they were appropriate for use in a yield curve and whether the provided yield curve reasonably followed from those securities. To evaluate the mortality rate, we assessed whether the information was consistent with publicly available information, whether the mortality tables utilized were appropriate, and whether any market data adjusted for entity-specific adjustments were applied.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.

Louisville, Kentucky
November 21, 2025

Valvoline Inc. and Consolidated Subsidiaries
Consolidated Statements of Comprehensive Income

	Years ended September 30		
(In millions, except per share amounts)	2025	2024	2023
Net revenues	$ 1,710.3	$ 1,619.0	$ 1,443.5
Cost of sales	1,051.8	1,000.2	899.0
Gross profit	658.5	618.8	544.5
Selling, general and administrative expenses	349.9	305.1	264.5
Net legacy and separation-related expenses (income)	1.4	(0.7)	32.8
Other income, net	(82.7)	(52.8)	—
Operating income	389.9	367.2	247.2
Net pension and other postretirement plan expenses (income)	23.6	11.7	(27.6)
Net interest and other financing expenses	74.0	71.9	38.3
Income before income taxes	292.3	283.6	236.5
Income tax expense	77.5	69.1	37.1
Income from continuing operations	214.8	214.5	199.4
(Loss) income from discontinued operations, net of tax	(4.1)	(3.0)	1,220.3
Net income	$ 210.7	$ 211.5	$ 1,419.7
NET EARNINGS PER SHARE			
Basic earnings (loss) per share			
Continuing operations	$ 1.68	$ 1.65	$ 1.24
Discontinued operations	(0.03)	(0.02)	7.55
Basic earnings per share	$ 1.65	$ 1.63	$ 8.79
Diluted earnings (loss) per share			
Continuing operations	$ 1.67	$ 1.63	$ 1.23
Discontinued operations	(0.03)	(0.02)	7.50
Diluted earnings per share	$ 1.64	$ 1.61	$ 8.73
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	127.9	130.1	161.6
Diluted	128.6	131.0	162.6
COMPREHENSIVE INCOME			
Net income	$ 210.7	$ 211.5	$ 1,419.7
Other comprehensive (loss) income, net of tax			
Currency translation adjustments	(3.0)	4.2	43.7
Amortization of pension and other postretirement plan prior service credits	(1.7)	(1.7)	(1.7)
Unrealized loss on cash flow hedges	—	(5.8)	(7.5)
Other comprehensive (loss) income	(4.7)	(3.3)	34.5
Comprehensive income	$ 206.0	$ 208.2	$ 1,454.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

Valvoline Inc. and Consolidated Subsidiaries
Consolidated Balance Sheets

(In millions, except per share amounts)	As of September 30	
	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 51.6	$ 68.3
Receivables, net	89.6	86.4
Inventories, net	42.6	39.7
Prepaid expenses and other current assets	59.9	61.0
Total current assets	243.7	255.4
Noncurrent assets		
Property, plant and equipment, net	1,134.6	958.7
Operating lease assets	331.8	298.6
Goodwill and intangibles, net	740.5	705.6
Other noncurrent assets	219.8	220.4
Total noncurrent assets	2,426.7	2,183.3
Total assets	$ 2,670.4	$ 2,438.7
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 23.8	$ 23.8
Trade and other payables	118.9	117.4
Accrued expenses and other liabilities	204.7	212.7
Total current liabilities	347.4	353.9
Noncurrent liabilities		
Long-term debt	1,050.2	1,070.0
Employee benefit obligations	187.5	176.2
Operating lease liabilities	315.3	279.7
Other noncurrent liabilities	431.5	373.3
Total noncurrent liabilities	1,984.5	1,899.2
Commitments and contingencies		
Stockholders' Equity		
Preferred stock, no par value, 40 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share, 400.0 shares authorized, 127.1 and 128.5 shares issued and outstanding at September 30, 2025 and 2024, respectively	1.3	1.3
Paid-in capital	58.4	51.2
Retained earnings	273.6	123.2
Accumulated other comprehensive income	5.2	9.9
Stockholders' equity	338.5	185.6
Total liabilities and stockholders' equity	$ 2,670.4	$ 2,438.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

Valvoline Inc. and Consolidated Subsidiaries
Consolidated Statements of Cash Flows

(In millions)	Years ended September 30 2025	2024	2023
Cash flows from operating activities			
Net income	$ 210.7	$ 211.5	$ 1,419.7
Adjustments to reconcile net income to cash flows from operating activities:			
Loss (income) from discontinued operations	4.1	3.0	(1,220.3)
Loss on extinguishment of debt	—	5.1	—
Gain on sale of operations	(71.1)	(41.8)	—
Depreciation and amortization	119.4	105.9	88.8
Deferred income taxes	38.3	23.5	33.6
Loss (gain) on pension and other postretirement plan remeasurements	26.6	(2.4)	(41.6)
Stock-based compensation expense	10.5	12.0	12.2
Other, net	3.6	(0.1)	11.9
Change in assets and liabilities			
Receivables	(3.1)	(0.9)	26.4
Inventories	(5.4)	(7.7)	(3.3)
Payables and accrued liabilities	3.3	(6.4)	111.3
Other assets and liabilities	(29.8)	(18.8)	(85.7)
Operating cash flows from continuing operations	307.1	282.9	353.0
Operating cash flows from discontinued operations	(9.9)	(17.8)	(393.8)
Total cash provided by (used in) operating activities	297.2	265.1	(40.8)
Cash flows from investing activities			
Additions to property, plant and equipment	(259.2)	(224.4)	(180.5)
Acquisitions, net of cash acquired	(65.0)	(52.7)	(36.3)
Proceeds from sale of operations, net of cash disposed	121.0	71.5	—
Issuances of notes receivable	(24.2)	(13.6)	(3.5)
Repayments of notes receivable	21.2	9.7	2.1
Purchases of investments	(4.5)	(3.5)	(440.4)
Proceeds from investments	6.0	350.0	80.0
Other investing activities, net	3.6	(0.2)	1.4
Investing cash flows from continuing operations	(201.1)	136.8	(577.2)
Investing cash flows from discontinued operations	—	—	2,620.9
Total cash (used in) provided by investing activities	(201.1)	136.8	2,043.7
Cash flows from financing activities			
Proceeds from borrowings	85.0	200.0	924.0
Repayments on borrowings	(103.8)	(698.8)	(920.9)
Repurchases of common stock, including excise tax payments	(76.8)	(226.8)	(1,524.8)
Cash dividends paid	—	—	(21.8)
Payment of finance lease obligations	(12.2)	(12.0)	(10.6)
Other financing activities, net	(5.1)	(8.7)	(11.4)
Financing cash flows from continuing operations	(112.9)	(746.3)	(1,565.5)
Financing cash flows from discontinued operations	—	—	(108.1)
Total cash used in financing activities	(112.9)	(746.3)	(1,673.6)
Effect of currency exchange rate changes on cash, cash equivalents and restricted cash	(0.3)	—	(0.1)
Decrease in cash, cash equivalents and restricted cash	(17.1)	(344.4)	329.2
Cash, cash equivalents and restricted cash - beginning of year	68.7	413.1	83.9
Cash, cash equivalents and restricted cash - end of year	$ 51.6	$ 68.7	$ 413.1
Supplemental disclosures			
Interest paid	$ 56.1	$ 78.2	$ 69.6
Income taxes paid	$ 35.8	$ 31.3	$ 373.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

Valvoline Inc. and Consolidated Subsidiaries
Consolidated Statements of Stockholders' Equity

(In millions, except per share amounts)	Common stock Shares	Common stock Amount	Paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Totals
Balance at September 30, 2022	176.1	$ 1.8	$ 44.1	$ 282.0	$ (21.3)	$ 306.6
Net income	—	—	—	1,419.7	—	1,419.7
Dividends paid, $0.125 per common share	—	—	0.1	(21.9)	—	(21.8)
Stock-based compensation, net of issuances	0.5	—	3.8	—	—	3.8
Repurchases of common stock	(41.8)	(0.5)	—	(1,539.1)	—	(1,539.6)
Other comprehensive income, net of tax	—	—	—	—	34.5	34.5
Balance at September 30, 2023	134.8	1.3	48.0	140.7	13.2	203.2
Net income	—	—	—	211.5	—	211.5
Stock-based compensation, net of issuances	0.4	—	3.2	—	—	3.2
Repurchases of common stock	(6.7)	—	—	(229.0)	—	(229.0)
Other comprehensive loss, net of tax	—	—	—	—	(3.3)	(3.3)
Balance at September 30, 2024	128.5	1.3	51.2	123.2	9.9	185.6
Net income	—	—	—	210.7	—	210.7
Stock-based compensation, net of issuances	0.2	—	7.2	—	—	7.2
Repurchases of common stock	(1.6)	—	—	(60.3)	—	(60.3)
Other comprehensive loss, net of tax	—	—	—	—	(4.7)	(4.7)
Balance at September 30, 2025	127.1	$ 1.3	$ 58.4	$ 273.6	$ 5.2	$ 338.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

Valvoline Inc. and Consolidated Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of business

Valvoline Inc. ("Valvoline" or the "Company") is a leader in automotive preventive maintenance delivering convenient and trusted services in its retail stores throughout the United States ("U.S.") and Canada. The Company operates and franchises approximately 2,200 service center locations through its Valvoline Instant Oil Change℠ ("VIOC") and Valvoline Great Canadian Oil Change ("GCOC") retail locations and supports over 240 locations through its Express Care™ platform.

As the quick, easy, trusted leader in automotive preventive maintenance, Valvoline is creating shareholder value by driving the full potential of its core business, delivering sustainable network growth, and continuing to innovate to meet the evolving needs of customers and the car parc. With average customer ratings that indicate high levels of service satisfaction, Valvoline and the Company's franchise partners simplify vehicle care so customers can do what drives them. This includes approximately 15-minute stay-in-your-car oil changes; battery, bulb and wiper replacements; tire rotations; and other manufacturer recommended maintenance services. For over 15 decades, Valvoline has consistently adapted to address changing technologies and customer needs and is well positioned to service evolving vehicle maintenance needs with its growing network of stores.

Sale of Global Products business

On March 1, 2023, Valvoline completed the sale of its former Global Products reportable segment ("Global Products"), now doing business as Valvoline Global Operations ("VGO"), to Aramco Overseas Company B.V. (the "Transaction"). The operating results and cash flows associated with and directly attributed to the Global Products disposal group are reflected as discontinued operations within these consolidated financial statements. Refer to Note 3 for additional information regarding the Global Products business, including income from discontinued operations. Unless otherwise noted, disclosures within these remaining Notes to Consolidated Financial Statements relate solely to the Company's continuing operations.

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and Securities and Exchange Commission ("SEC") regulations. The financial statements are presented on a consolidated basis for all periods presented and include the operations of the Company and its majority-owned and controlled subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Certain prior period amounts have been reclassified in the accompanying consolidated financial statements and notes thereto to conform to the current period presentation.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Valvoline's significant accounting policies, which conform to U.S. GAAP and are applied on a consistent basis in all periods presented, except when otherwise disclosed, are described below.

Use of estimates, risks and uncertainties

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent matters. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions or conditions.

Cash and cash equivalents

All short-term, highly liquid investments having original maturities of three months or less are considered to be cash equivalents.

Short-term investments

As part of the Company's commitment to using proceeds from the sale of Global Products, the Company invested in U.S. treasury securities classified as short-term investments, which had maturities of greater than three months and less than one year. Valvoline determined the classification of these securities as trading, available for sale or held-to-maturity at the time of purchase and evaluated those determinations at each balance sheet date the investments were held for. The Company's short-term investments were stated at amortized cost within the Consolidated Balance Sheet and classified as held-to-maturity based on the intent and ability to hold these investments to maturity.

These investments were held to maturity and used to complete the tender offer to repurchase the 4.250% senior unsecured notes due 2030 with an aggregate principal amount of $600.0 million (the "2030 Notes") in fiscal 2024, which was the final step in utilizing the remaining net proceeds from the sale of Global Products. Interest income for these investments was recognized within Net interest and other financing expenses in the Consolidated Statements of Comprehensive Income and totaled $15.9 million and $44.0 million during fiscal 2024, and 2023, respectively.

Receivables and allowance for credit losses

The majority of Valvoline's sales are tendered at the point of service in its retail stores, and its receivables are generally limited to those with its fleet customers and independent store operators, in addition to credit card receivables. Valvoline recognizes a receivable within its Consolidated Balance Sheets once control is transferred, typically upon the completion of services, at which point its right to consideration becomes unconditional and only the passage of time is required before payment of that consideration is due. As the majority of the Company's performance obligations are satisfied at a point in time and customers typically do not make material payments in advance, nor does Valvoline generally have a right to consideration in advance of control transfer, the Company has no contract assets or material contract liabilities.

Valvoline recognizes credit losses following the current expected credit loss model, which results in the immediate recognition of losses that are expected to occur over the life of the financial instruments, principally trade and other receivables. Allowances are maintained to estimate expected lifetime credit losses that are based on a broad range of reasonable and supportable information and factors, including the length of time receivables are past due, the financial health of its customers, macroeconomic conditions, and historical collection experience. If the financial condition of its customers deteriorates or other circumstances occur that result in an impairment of customers' ability to make payments, the Company records additional allowances as needed. The Company writes off uncollectible receivables against the allowance when collection efforts have been exhausted and/or any legal action taken by the Company has concluded.

Inventories

Inventories are comprised of purchased finished goods that are carried at the lower of cost or net realizable value using the weighted average cost method. The Company regularly reviews inventory quantities on hand and the estimated utilization of inventory. Excess and obsolete reserves are established when inventory is estimated to not be usable based on forecasts, demand, life cycle, or utility.

Property, plant and equipment

Property, plant and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Buildings generally have useful lives of seven to 20 years and machinery and equipment typically have five to seven year useful lives, dependent on the nature and utility of the assets. Building and leasehold improvements are depreciated over the shorter of their estimated useful lives or the period from which the date the assets are placed in service to the end of the lease term, as appropriate. Depreciation expense is recognized in Cost of sales or Selling, general and administrative expenses within the Consolidated Statements of Comprehensive Income based on the function the underlying asset supports. Property, plant and equipment is relieved of the cost and related accumulated depreciation when assets are disposed of or otherwise retired. Gains or losses on the dispositions of property, plant and equipment are included in the Consolidated Statements of Comprehensive Income and generally reported in Other income, net.

Property, plant and equipment carrying values are evaluated for recoverability at the lowest level of identifiable cash flows when impairment indicators are present. Such indicators could include, among other factors, operating losses, unused capacity, market value declines and technological obsolescence. Recorded values of asset groups of long-lived assets that are not expected to be recovered through undiscounted future net cash flows are written down to fair value, which generally is determined from estimated discounted future net cash flows (assets held for use) or net realizable value (assets held for sale).

Cloud computing arrangements

The Company periodically enters into cloud computing arrangements to access and use third-party software in support of its operations. The Company assesses its cloud computing arrangements to determine whether the contract is a service contract or conveys a software license. For cloud computing arrangements that are a service contract, the Company capitalizes implementation costs incurred during the application development stage. Once the asset is ready for its intended use, the capitalized implementation costs are amortized as expense on a straight-line basis over the term of the service contract, which includes renewal periods that are reasonably certain to be exercised.

As of September 30, 2025, and 2024, the Company had capitalized implementation costs, net of amortization, of $37.5 million and $33.1 million, respectively, included in Other noncurrent assets within the Consolidated Balance Sheets. Amortization expense for the implementation costs was $6.6 million, $4.2 million and $3.3 million for fiscal 2025, 2024 and 2023, respectively, and is included in Selling, general and administrative expenses within the Consolidated Statements of Comprehensive Income.

Leases

Certain of the properties Valvoline utilizes, including its retail service center stores, offices, and storage facilities, in addition to certain equipment, are leased. Valvoline determines if an arrangement contains a lease at inception primarily based on whether or not the Company has the right to control the asset during the contract period. For all agreements where it is determined that a lease exists, the related lease assets and liabilities are recognized within the Consolidated Balance Sheets as either operating or finance leases at the commencement date.

The lease liability is measured based on the present value of future payments over the lease term, and the right-of-use asset is measured as the lease liability, adjusted for prepaid lease payments, lease incentives, and initial direct costs (e.g., commissions). Valvoline's leases generally have terms ranging from five to 20 years, and leases with an initial term of 12 months or less are included in the measurement of its right-of-use asset and lease liability balances. The lease term includes options to extend or terminate the lease when it is reasonably certain that the option will be exercised.

Fixed rental payments, including variable payments based on a rate or index, are included in the determination of the lease liability. Many leases also require the payment of taxes, insurance, operating expenses, and maintenance. In instances where these other components are fixed, they are included in the measurement of the lease liability due to Valvoline's election to combine lease and non-lease components and account for them as a single component. Otherwise, these components are recognized along with other variable lease payments in the Consolidated Statements of Comprehensive Income in the period in which the obligation for those payments is incurred.

As most leases do not provide the rate implicit in the lease, the Company estimates its incremental borrowing rate to best approximate the rate of interest that Valvoline would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Valvoline applies the incremental borrowing rate to groups of leases with similar lease terms in determining the present value of future payments. In determining the incremental borrowing rate, the Company considers information available at the commencement date, including lease term, interest rate yields for specific interest rate environments and the Company's credit spread.

Lessor arrangements

Valvoline is the lessor in arrangements to sublease and lease certain properties and equipment. Sublease income is recognized in Other income, net within the Company's Consolidated Statements of Comprehensive Income.

Business combinations

The Company allocates the purchase consideration to the identifiable assets acquired and liabilities assumed in business combinations based on their acquisition-date fair values. The excess of the purchase consideration over the amounts assigned to the identifiable assets and liabilities is recognized as goodwill, or if the fair value of the net assets acquired exceeds the purchase consideration, a bargain purchase gain is recorded. Factors giving rise to goodwill generally include operational synergies that are anticipated as a result of the business combination and growth expected to result in economic benefits from access to new customers and markets. The fair values of identifiable intangible assets acquired in business combinations are generally determined using an income approach, requiring financial forecasts and estimates as well as market participant assumptions. The fair values are preliminary for up to one year from the date of acquisition as they are subject to measurement period adjustments as new information is obtained about facts and circumstances that existed as of the acquisition date.

The incremental financial results of the businesses that Valvoline has acquired are included in the Company's consolidated financial results from the respective dates of each acquisition.

Goodwill and other intangible assets

Valvoline evaluates goodwill for impairment annually as of July 1 or when events and circumstances indicate an impairment may have occurred by monitoring for the existence of potential impairment indicators throughout the fiscal year. This assessment consists of evaluating a reporting unit's fair value compared to its carrying value. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Goodwill is assigned to reporting units for purposes of impairment testing based upon the relative fair value of the asset to reporting units. The Company determined that it has one reporting unit in fiscal 2025.

In evaluating goodwill for impairment, Valvoline has the option to first perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, the Company is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. Qualitative factors considered include macroeconomic conditions, industry and market conditions, cost factors, and overall financial performance, among others.

Under the quantitative assessment, if the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, is measured as the excess of the carrying value of the reporting unit's goodwill over its fair value, not to exceed the total goodwill allocated to the reporting unit. Fair values of the reporting units are estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of a discounted cash flow ("DCF") analysis, and a number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate, weighted average cost of capital, terminal values, and working capital changes. Several of these assumptions vary among reporting units, and the cash flow forecasts are generally based on approved strategic operating plans. The market approach is performed using the Market Capitalization Method utilizing the Company's stock price to derive fair value and the Guideline Public Companies method based on earnings multiple data. The Company also performs a reconciliation between market capitalization and the estimated aggregate fair value of the reporting units, including consideration of a control premium.

Valvoline performed a qualitative assessment during fiscal 2025 and determined that it is more likely than not that the fair value of the Company's reporting unit exceeds its carrying value and no impairment existed.

Acquired finite-lived intangible assets principally consist of certain trademarks and trade names, reacquired franchise rights, and customer relationships. Intangible assets acquired in an asset acquisition are carried at cost, less accumulated amortization. For intangible assets acquired in a business combination, the estimated fair values of the assets acquired are used to establish the carrying values, which are determined using assumptions from the perspective of a market participant and generally an income approach. These intangible assets are amortized on a straight-line basis over their estimated useful lives. Valvoline evaluates finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable, and any assets not expected to be recovered through undiscounted future net cash flows are written down to current fair value.

Pension and other postretirement plans

Valvoline sponsors defined benefit pension and other postretirement plans in the U.S. The Company's U.S. pension plans are closed to new participants and the accrual of pension benefits has been frozen since September 30, 2016. Valvoline also sponsors retiree healthcare and life insurance plans for certain qualifying participants with amendments effective in fiscal 2017 to limit annual per capita costs.

Valvoline recognizes the funded status of each applicable plan within the Consolidated Balance Sheets whereby each unfunded plan is recognized as a liability and each funded plan is recognized as either an asset or liability based on its funded status. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation. Changes in the fair value of plan assets and net actuarial gains or losses are recognized upon remeasurement as of September 30, the annual measurement date, and whenever a remeasurement is triggered. The remaining components of pension and other postretirement benefits income or expense are recorded ratably throughout the year.

The fair value of plan assets represents the current market value of assets held by irrevocable trust funds for the sole benefit of participants, and the benefit obligation is the actuarial present value of the benefits expected to be paid upon retirement, death, or other distributable event based on estimates. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain key assumptions that require significant judgment, including, but not limited to, estimates of discount rates, rate of compensation increases, interest rates and mortality rates. Actuarial gains and losses may be related to actual results that differ from assumptions as well as changes in assumptions, which may occur each year. All components of net periodic benefit income or costs are recognized below operating income within Net pension and other postretirement plan (income) expenses in the Consolidated Statements of Comprehensive Income.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal costs such as outside counsel fees and expenses are charged to expense in the period incurred and are recorded in Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income.

The Company guarantees certain future payments related to certain leases and debt obligations. These guarantees generally make the Company secondarily liable if the primary obligor does not fulfill its commitments. When the likelihood of making future payments is considered probable, a liability is recorded for the estimated fair value of the guarantees at the time they are issued and reduced over time as the underlying obligations are satisfied or expire.

Revenue recognition

Revenue is recognized for the amount that reflects the consideration the Company is expected to be entitled to receive based on when control of the promised good or service is transferred to the customer. Revenue recognition is evaluated through the following five steps: (i) identification of the contract(s) with a customer; (ii) identification of the performance obligation(s) in the contract(s); (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligation(s) in the contract(s); and (v) recognition of revenue when or as a performance obligation is satisfied.

Payment terms vary by customer and are generally 30 to 60 days after service delivery. Valvoline does not provide extended payment terms greater than one year and therefore, does not adjust the promised amount of consideration for the effects of a significant financing component.

Nature of services

Valvoline generates all revenues from contracts with customers, primarily as a result of delivery of automotive maintenance services through the following two principal activities: (i) company-operated service center operations and (ii) independent service center operations. Valvoline's revenues from delivering preventive vehicle maintenance and related services are from end consumers, independent franchisees and operators, and other end customers, including fleet managers and others that require service solutions to address light and medium-duty vehicles.

Valvoline's net revenues are predominantly derived at a point in time with approximately 95% recognized either through services delivered at company-operated service centers or fees for arranging product supply to independent store operators. The remainder of the Company's sales generally relate to fees, including royalties, transferred over time. The following table summarizes Valvoline's sales by timing of revenue recognized for the fiscal years ended September 30:

(In millions)	2025		2024		2023
Net revenues transferred at a point in time	$	1,622.4	$ 1,543.0	$	1,375.0
Franchised revenues transferred over time		87.9	76.0		68.5
Net revenues	$	1,710.3	$ 1,619.0	$	1,443.5

Below is a summary of the key considerations for Valvoline's material revenue-generating activities:

Company-operated service center operations

Performance obligations related to company-operated service center operations primarily include the delivery of automotive preventive maintenance services. These performance obligations are distinct and are delivered simultaneously at a point in time. Accordingly, sales from company-operated service center operations are recognized at the completion of service delivery upon the transfer of control and benefits from the performance obligations to the customer, which generally coincides with the tender of payment at the point of sale.

Non-company operated service center operations

The primary performance obligations related to independent service center operations include arrangement of product supply and the license of intellectual property, which provides access to the Valvoline brand and proprietary information to operate service center stores over the term of a franchise agreement. Other franchise performance obligations do not result in material revenue. Each performance obligation is distinct, and franchisees generally receive and consume the benefits provided by the Company's performance over the course of the franchise agreement, which typically ranges from 10 to 15 years. Billings and payments occur monthly. Variable consideration is not disclosed as remaining performance obligations qualify for the sales-based royalty and usage-based exemptions.

Royalties and franchise fees

In exchange for the license of Valvoline intellectual property, franchisees generally remit initial fees upon renewal or store opening and royalties at a contractual rate of the applicable service center store sales over the term of the franchise agreement. The license provides access to the intellectual property over the term of the franchise agreements and is considered a right-to-access license of symbolic intellectual property as substantially all of its utility is derived from association with the Company's past and ongoing activities. The license granted to operate each franchised service center store is the predominant item to which the royalties relate and represents a distinct performance obligation which is recognized over time as the underlying sales occur, as this is the most appropriate measure of progress toward complete satisfaction of the performance obligation.

Valvoline receives development fees from franchisees in exchange for exclusive rights to territory development arrangements. In exchange for these fees, the Company provides its franchisees with assistance in identifying potential sites and targets within designated territories, in addition to operational support for new service center stores. The Company defers these fees as a contract liability and recognizes them as revenue on a straight-line basis over the term of the underlying agreements. All upfront fees from franchisees and the related contract liabilities are not material to any periods presented herein.

Valvoline also administers an advertising fund that franchisees contribute to as specified in their franchise agreements. These contributions are used to support marketing and promotional activities intended to benefit franchised service centers. Valvoline controls the advertising activities and is responsible for execution. The revenues and expenses are reported on a gross basis in the Consolidated Statements of Comprehensive Income and are not material to any periods presented therein.

Product fees

Valvoline is the agent in arranging product supply for its independent operators as the Company has no control of the products prior to transfer to the customer. Accordingly, revenue is recognized on a net basis for the fees charged for this service. The Company determines the point in time at which service delivery occurs and the performance obligation is satisfied by considering when the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of the product, which generally coincides with the transfer of title and risk of loss from the supplier to the independent operators.

Revenue disaggregation

The following table summarizes net revenues by category for the years ended September 30:

(In millions)	2025	2024	2023
Oil changes and related fees	$ 1,247.3	$ 1,188.7	$ 1,074.3
Non-oil changes and related fees	368.4	350.1	297.6
Franchise fees and other [(a)]	94.6	80.2	71.6
Total	$ 1,710.3	$ 1,619.0	$ 1,443.5

(a) Includes net revenues of $0.2 million for the year ended September 30, 2023 associated with suspended operations of a former Global Products subsidiary that was sold in fiscal 2024.

The following presents net revenues by geographic area where services are delivered for the years ended September 30:

(In millions)	2025	2024	2023
United States	$ 1,657.1	$ 1,571.8	$ 1,407.7
Non-U.S. [(a)]	53.2	47.2	35.8
Total	$ 1,710.3	$ 1,619.0	$ 1,443.5

(a) Includes net revenues of $0.2 million for the year ended September 30, 2023 associated with suspended operations of a former Global Products subsidiary that was sold in fiscal 2024.

Valvoline did not have a single customer that represented 10% or more of consolidated net revenues in fiscal 2025, 2024 or 2023.

Variable consideration

The nature of Valvoline's transactions with its customers often gives rise to variable consideration consisting of customer discounts, incentives or rebates. The Company determines transaction price as the amount of consideration it expects to be entitled to in exchange for fulfilling the performance obligations, including variable consideration to the extent it is probable that a significant future reversal will not occur. Variable consideration is recorded as a reduction of the transaction price at the time of sale and is primarily estimated utilizing the most likely amount method that is expected to be earned as the Company is able to estimate the anticipated discounts within a sufficiently narrow range of possible outcomes based on its extensive historical experience with certain customers and similar programs. Variable consideration is reassessed at each reporting date and adjustments are made, when necessary.

The reduction of revenues due to customer incentives was $238.9 million, $222.6 million, and $190.3 million in the Consolidated Statements of Comprehensive Income for the years ended September 30, 2025, 2024, and 2023, respectively. Discounts provided to customers generally apply at the time of service, and as a result, balance sheet reserves are not material.

Allocation of transaction price

In each contract with multiple performance obligations, Valvoline allocates the transaction price, including variable consideration, to each performance obligation on a relative standalone selling price basis, which is generally determined based on the directly observable data of the Company's standalone sales of the performance obligations in similar circumstances to similar customers. The amount allocated to each performance obligation is recognized as revenue commensurate with the transfer of control to the customer.

The Company excludes taxes collected from customers from sales, which are reflected in accrued expenses until remitted to the appropriate governmental authority. Incremental direct costs of obtaining a contract, primarily sales commissions, are expensed when incurred due to the short-term nature of individual contracts, which would result in amortization periods of one year or less. These costs are not material and are recorded within Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income.

Expense recognition

Cost of sales are expensed as incurred and include product and materials, labor and benefits, and other service delivery costs, including store operating, occupancy, and depreciation expenses. The Company records certain milestone-related product costs when probable and reasonably estimable. Selling, general and administrative expenses are recognized as incurred and include sales and marketing costs, advertising, customer support, and other corporate and administrative costs. Advertising costs were $74.3 million in fiscal 2025, $69.4 million in fiscal 2024 and $60.5 million in fiscal 2023.

Stock-based compensation

The Company grants stock appreciation rights ("SARs") and nonvested stock based awards to certain employees principally in the form of restricted stock units and performance share units. The Company measures stock-based compensation cost at the grant date based on the fair value of the award. The expense is recognized, net of actual forfeitures, over the requisite service period.

The fair value of SARs is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of restricted stock units is determined based on the closing price of Valvoline's common stock on the date of grant. The fair value of performance share units, which include financial and market performance conditions, is determined using a Monte Carlo simulation valuation model. Compensation cost for performance share units is recognized at fair value over the requisite service period based on the probability of achievement of the financial performance conditions.

Income taxes

Income tax expense is provided based on income before income taxes. The Company estimates its tax expense based on current tax laws in the statutory jurisdictions in which it operates. These estimates include judgments about the recognition and realization of deferred tax assets and liabilities resulting from the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates occur, deferred tax assets and liabilities are adjusted in the period changes are enacted through income tax expense. Valvoline records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being sustained upon examination by authorities. Interest and penalties related to unrecognized tax benefits are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law and until such time that the related tax benefits are recognized. Interest and penalties were not material to any of the periods presented herein.

Once the consolidated income tax provision is computed, the tax effect of pre-tax income from continuing operations is determined without consideration of the current year pre-tax income or loss from other financial statement components, including discontinued operations. The portion of total income tax that remains after the attribution of tax to continuing operations is allocated to the remaining components.

Interest rate swap agreements

Valvoline's derivative instruments historically consisted of interest rate swap agreements, which matured in fiscal 2024 and were utilized to manage exposure to interest rate risk by converting floating rate debt to a fixed rate for the term of the swap agreements, reducing the impact of interest rate changes on future interest expense. These agreements involved the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

Valvoline's interest rate swap agreements were designated as cash flow hedges with effectiveness of the hedges assessed at inception and quarterly thereafter. To the extent the hedging relationship was highly effective, the unrealized gains or losses on the swaps were recorded in Accumulated other comprehensive income and reclassified into earnings within Net interest and other financing expenses when the payments occurred. The Company classified its cash flows related to interest rate swap agreements as operating activities in the Consolidated Statements of Cash Flows.

Fair value measurements

Fair value is defined as an exit price, representing an amount that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance prioritizes the inputs used to measure fair value into the following three-tier fair value hierarchy for which an instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement:

- *Level 1* - Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

- *Level 2* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- *Level 3* - Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Valvoline's assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which may include the Company's own financial data, such as internally developed pricing models, DCF methodologies, as well as instruments for which the fair value determination requires significant management judgment.

Certain investments which measure fair value using the net asset value ("NAV") per share practical expedient are not classified within the fair value hierarchy and are separately disclosed.

Valvoline measures its financial assets and financial liabilities at fair value based on one or more of the following three valuation techniques:

- *Market approach*: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities

- *Cost approach*: Amount that would be required to replace the service capacity of an asset (replacement cost)

- *Income approach*: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option pricing and excess earnings models)

The Company generally uses a market approach, when practicable, in valuing financial instruments. In certain instances, when observable market data is lacking, the Company uses valuation techniques consistent with the income approach whereby future cash flows are converted to a single discounted amount. The Company uses multiple sources of pricing as well as trading and other market data in its process of reporting fair values.

The fair values of accounts receivables and accounts payable approximate their carrying values due to the relatively short-term nature of the instruments. Valvoline's notes receivable consist of fixed and variable-rate interest term loans extended to franchisees to provide financial assistance. These notes bear interest comparable with the market rates within Valvoline's variable rate borrowings, and accordingly, their carrying amounts approximate fair value.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Currency translation

Operations outside the United States are measured generally using the local currency as the functional currency. Upon consolidation, the results of operations of the subsidiaries and affiliates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the average exchange rates for the year while assets and liabilities are translated at year-end exchange rates. Adjustments to translate assets and liabilities into U.S. dollars are recorded in the Stockholders' Equity section of the Consolidated Balance Sheets as a component of Accumulated other comprehensive income and are included in net earnings only upon sale or substantial liquidation of the underlying non-U.S. subsidiary or affiliated company.

Earnings per share

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted-average number of common shares outstanding during the reported period. Diluted EPS is calculated similar to basic EPS, except that the weighted-average number of shares outstanding includes the number of shares that would have been outstanding had potentially dilutive common shares been issued. Potentially dilutive securities include stock appreciation rights and nonvested stock-based awards. Nonvested market and performance-based share awards are included in the weighted-average diluted shares outstanding each period if established market or performance criteria have been met at the end of the respective periods.

Share repurchases

Shares that are repurchased are retired and returned to the status of authorized, unissued shares. The excess of the repurchase price over the par value of shares acquired, along with costs to complete share repurchases, are recognized in Retained earnings within the Consolidated Statements of Stockholders' Equity. Cash paid to complete share repurchases are reported as financing cash outflows within the Consolidated Statements of Cash Flows. Excise taxes paid for share repurchases were $16.4 million during fiscal year 2025, with none during fiscal 2024 or 2023. During the second quarter of fiscal 2025, Valvoline paused share repurchase activity following the Breeze Autocare acquisition announcement.

Held for sale and discontinued operations

The Company classifies assets and liabilities as held for sale when management commits to a plan to sell and completion is expected within one year. Assets and liabilities held for sale are presented separately within the Consolidated Balance Sheets and measured at the lower of carrying value or fair value less estimated costs to sell. Depreciation and amortization are suspended while assets are classified as held for sale.

A business is reported as discontinued operations when its disposition represents a strategic shift with a major effect on Valvoline's operations or financial results. Results of discontinued operations are reported net of tax and include any gain or loss on sale or remeasurement, along with direct transaction costs.

Recent accounting pronouncements

The following standards relevant to Valvoline were either issued or are expected to have a meaningful impact on Valvoline in future periods.

Recently adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued new guidance to enhance reportable segment disclosures. The Company adopted this guidance in fiscal 2025. Adoption did not impact the Company's operating results, financial condition, or cash flows. As required under the guidance, the Company has expanded its segment disclosures to include significant reportable segment expenses and other measures that are included in a segment's profit or loss that are regularly provided to the Chief Operating Decision Maker ("CODM"). Refer to Note 14 for additional information.

Issued but not yet adopted

In December 2023, the FASB issued guidance which enhances income tax disclosure requirements to include additional disaggregation within the effective tax rate reconciliation and income taxes paid. This guidance will be effective for Valvoline beginning with its fiscal 2026 annual financial statements, with early adoption permitted. The guidance must be applied prospectively, while retrospective application is permitted. The Company is continuing to assess the new guidance which is expected to result in enhanced income tax disclosures but does not expect there will be any impact to its results of operations, cash flows, or financial condition.

In November 2024, the FASB issued new guidance which requires enhanced disclosure of specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. This guidance will be effective for Valvoline beginning with its fiscal 2028 Form 10-K and interim periods beginning in fiscal 2029, with early adoption permitted, in addition to either prospective or retrospective application. The Company is currently evaluating the new guidance to determine its adoption approach and the impact on the presentation and disclosure of its consolidated income statement and expenses. The Company anticipates its processes will be enhanced to address the disaggregation and disclosure requirements, though it does not expect adoption to impact its overall results from operations.

In September 2025, the FASB issued new guidance related to accounting for internal-use software costs. The new standard removes references to software development project stages, making the guidance easier to apply and neutral across different software development methods. The update is effective for fiscal years beginning after December 15, 2027, including interim periods within those years. Early adoption is permitted and the guidance can be applied on a prospective transition approach, a retrospective transition approach, or a modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption. Valvoline does not expect the adoption of this guidance to have a material impact on its consolidated financial statements, as its current practices and policies are generally consistent with the new standard.

NOTE 3 – DISCONTINUED OPERATIONS

Sale of Global Products

Financial results

On March 1, 2023, Valvoline completed the sale of Global Products for a cash purchase price of $2.650 billion and recognized a pre-tax gain on the sale within Income from discontinued operations, net of tax, during the second quarter of fiscal 2023, coinciding with the completion of the sale. The Transaction was subject to customary closing settlements that were finalized in the third quarter of fiscal 2023 and resulted in the recognition of a pre-tax gain on sale of $1.572 billion during the fiscal year ended September 30, 2023.

The following table summarizes (Loss) income from discontinued operations, net of tax included in the Consolidated Statements of Comprehensive Income for the years ended September 30:

(In millions)	2025		2024		2023	
Net revenues	$	—	$	—	$	1,174.4
Cost of sales		—		—		924.2
Gross profit		—		—		250.2
Selling, general and administrative expenses		—		—		124.9
Net legacy and separation-related expenses		1.2		14.1		53.7
Equity and other income, net		—		—		(14.2)
Operating (loss) income from discontinued operations		(1.2)		(14.1)		85.8
Net pension and other postretirement plan expense		—		—		0.1
Net interest and other financing expenses		—		—		4.4
Gain on sale of discontinued operations [(a)]		—		—		(1,571.6)
(Loss) income before income taxes - discontinued operations		(1.2)		(14.1)		1,652.9
Income tax (benefit) expense [(b)]		2.9		(11.1)		432.6
(Loss) income from discontinued operations, net of tax	$	(4.1)	$	(3.0)	$	1,220.3

(a) The gain on sale realized in fiscal 2023 included the release of Accumulated other comprehensive income of $30.7 million associated with the realization of cumulative translation losses attributed to the Global Products business.

(b) During fiscal 2024, Valvoline recognized an adjustment to reduce income tax expense on the gain on sale by $5.2 million. During fiscal 2023, tax expense on the gain of $424.3 million was recognized, bringing total tax expense on the gain on sale to-date to $419.1 million.

Post-closing arrangements

Valvoline sources substantially all lubricant and certain ancillary products for its stores through a long-term supply agreement with VGO. Net revenues of $89.7 million in fiscal 2023 prior to the closing of the Transaction are included above within the results of Global Products for product sales to the Company's continuing operations. These transactions were considered to be effectively settled and were not eliminated.

Valvoline also entered into a Transition Services Agreement with VGO, effective March 1, 2023, to provide and receive services including information technology, legal, finance, and human resources support. These transition services lapsed as business processes were transitioned, with all services substantially concluding on and before March 31, 2025. The income and costs associated with these services were not material for any of the periods presented herein.

NOTE 4 – FAIR VALUE MEASUREMENTS

Recurring fair value measurements

The Company's financial assets and liabilities accounted for at fair value on a recurring basis are summarized below by level within the fair value hierarchy:

(In millions)	As of September 30, 2025				
	Total	Level 1	Level 2	Level 3	NAV [a]
Cash and cash equivalents					
Money market funds	$ 0.8	$ 0.8	$ —	$ —	$ —
Time deposits	2.6	—	2.6	—	—
Other noncurrent assets					
Non-qualified trust funds	2.2	—	—	—	2.2
Deferred compensation investments	19.2	19.2	—	—	—
Total assets at fair value	$ 24.8	$ 20.0	$ 2.6	$ —	$ 2.2
Other noncurrent liabilities					
Deferred compensation obligations	20.4	—	—	—	20.4
Total liabilities at fair value	$ 20.4	$ —	$ —	$ —	$ 20.4

(In millions)	As of September 30, 2024				
	Total	Level 1	Level 2	Level 3	NAV [a]
Cash and cash equivalents					
Money market funds	$ 0.3	$ 0.3	$ —	$ —	$ —
Time deposits	2.6	—	2.6	—	—
Other noncurrent assets					
Non-qualified trust funds	1.9	—	—	—	1.9
Deferred compensation investments	23.0	23.0	—	—	—
Total assets at fair value	$ 27.8	$ 23.3	$ 2.6	$ —	$ 1.9
Other noncurrent liabilities					
Deferred compensation obligations	22.3	—	—	—	22.3
Total liabilities at fair value	$ 22.3	$ —	$ —	$ —	$ 22.3

(a) Funds measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.

Money market funds

Money market funds trade in an active market and are valued using quoted market prices, which are Level 1 inputs.

Time deposits

Time deposits are balances held with financial institutions at face value plus accrued interest, which approximates fair value and are categorized as Level 2.

Non-qualified trust funds

The Company maintains a non-qualified trust that is utilized to fund benefit payments for certain of its U.S. non-qualified pension plans. This trust is invested in mutual funds which are measured at fair value using the NAV per share practical expedient. There were no significant redemption restrictions or unfunded commitments on these mutual fund investments as of September 30, 2025. Gains and losses related to these investments are immediately recognized within Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income and were not material in any periods presented herein.

Deferred compensation investments

The Company has an investment fund that is primarily comprised of mutual funds traded in active markets and valued using quoted (unadjusted) prices, which are Level 1 inputs. Gains and losses related to these investments are immediately recognized in the Consolidated Statement of Comprehensive Income within Selling, general and administrative expenses and were not material in any periods presented herein.

Deferred compensation obligations

The Company has an unfunded deferred compensation plan that is valued based on the underlying participant-directed investments. The fair value of underlying investments in collective trust funds is determined using the NAV provided by the administrator of the fund as a practical expedient. The NAV is determined by each fund's trustee based upon the fair value of the underlying assets owned by the fund, less its liabilities, divided by outstanding units. There were no significant redemption restrictions or unfunded commitments on these investments as of September 30, 2025. Changes in the fair values are recognized in the Consolidated Statements of Comprehensive Income within Selling, general and administrative expenses and were not material in any periods presented herein.

Fair value of long-term debt

Long-term debt is reported in the Consolidated Balance Sheets at carrying value, rather than fair value, and is therefore excluded from the disclosure above of financial assets and liabilities measured at fair value within the consolidated financial statements on a recurring basis. The fair values of the Company's outstanding fixed rate senior notes shown in the table below are based on recent trading values, which are considered Level 2 inputs within the fair value hierarchy.

| (In millions) | September 30, 2025 | | | September 30, 2024 | | |
	Fair value	Carrying value [a]	Unamortized discounts and issuance costs	Fair value	Carrying value [a]	Unamortized discounts and issuance costs
2031 Notes	$ 491.0	$ 531.0	$ (4.0)	$ 478.5	$ 530.4	$ (4.6)

(a) Carrying values shown are net of unamortized discounts and issuance costs.

Refer to Note 8 for details of these notes as well as Valvoline's other debt instruments that have variable interest rates with carrying amounts that approximate fair value.

NOTE 5 – ACQUISITIONS AND DISPOSITIONS

Acquisitions

Fiscal 2025

The Company completed multiple acquisitions during fiscal 2025 for an aggregate purchase price of $65.5 million. These acquisitions included 33 service center stores comprised of six former franchise and three former Express Care locations that were converted to company-operated service center stores and 24 service center stores acquired in single and multi-store transactions. The Company also acquired NuWash, Inc. (doing business as NuBrakes), which offers mobile automotive maintenance services including brake repair. These acquisitions target customer and service growth and extend Valvoline's retail presence in key North American markets, which contributed to increasing the number of company-operated service center stores to 1,016 as of September 30, 2025.

Fiscal 2024 and 2023

The Company acquired 36 service center stores in single and multi-store transactions, including five former franchise locations and two former Express Care locations that were converted to company-operated service center stores, for an aggregate purchase price of $53.3 million during the year ended September 30, 2024. The Company acquired 31 service center stores in single and multi-store transactions for an aggregate purchase price of $36.3 million during the year ended September 30, 2023. These acquisitions expanded Valvoline's retail presence in key North American markets and contributed to growing the number of company-operated service center stores to 950 and 876 as of the years ended September 30, 2024 and 2023, respectively.

Summary

The following table summarizes the aggregate cash consideration paid and the total assets acquired and liabilities assumed for the years ended September 30:

(In millions)	2025	2024	2023
Cash	$ 0.3	$ —	$ —
Inventories	—	0.2	0.4
Other current assets	0.4	—	—
Property, plant and equipment [(a)]	6.4	5.0	6.4
Operating lease assets	13.5	23.2	9.7
Goodwill [(b)]	55.4	44.3	29.0
Intangible assets [(c)]			
Reacquired franchise rights [(d)]	7.6	6.4	4.0
Other	0.8	0.5	0.3
Other noncurrent assets	—	—	—
Trade and other payables	(0.6)	—	—
Other current liabilities	(0.2)	(0.1)	(0.7)
Operating lease liabilities	(13.5)	(23.2)	(9.1)
Other noncurrent liabilities [(a)]	(4.6)	(3.0)	(3.7)
Total net assets acquired	$ 65.5	$ 53.3	$ 36.3
Non-cash consideration	(0.2)	(0.6)	—
Total cash consideration transferred	$ 65.3	$ 52.7	$ 36.3

(a) Includes finance lease assets in Property, plant and equipment and finance lease liabilities in Other current and noncurrent liabilities. During the years ended September 30, 2025, 2024 and 2023, finance lease assets acquired were $3.4 million, $3.1 million and $3.8 million, respectively; finance lease liabilities in Other current liabilities were $0.2 million, $0.1 million and $0.2 million, respectively; and finance lease liabilities in Other noncurrent liabilities were $3.2 million, $3.0 million and $3.7 million, respectively.

(b) Goodwill is generally expected to be deductible for income tax purposes and is primarily attributed to the operational synergies and potential growth expected to result in economic benefits in the respective markets of the acquisitions.

(c) Weighted average amortization period of intangible assets acquired is ten years for fiscal 2025, seven years for fiscal 2024, and nine years for fiscal 2023.

(d) Prior to the acquisition of former franchise service center stores, Valvoline licensed the right to operate franchised service centers, including use of the Company's trademarks and trade name. In connection with these acquisitions, Valvoline reacquired those rights and recognized separate definite-lived reacquired franchise rights intangible assets, which are being amortized on a straight-line basis over the weighted average remaining term of approximately ten years for fiscal 2025, seven years for fiscal 2024, and nine years for fiscal 2023. The effective settlement of these arrangements resulted in no settlement gain or loss as the contractual terms were at market.

The Company did not record any material measurement period adjustments and does not expect any material changes to the preliminary purchase price allocations summarized above for acquisitions completed during the last twelve months.

Dispositions

Refranchising transactions

Valvoline refranchised 67 stores in late fiscal 2024 and early fiscal 2025 through completing the sale of company-owned service center stores to existing and new franchisees (the "Refranchising Transactions"). Upon completion of the Refranchising Transactions, Valvoline recognized a gain on sale in Other income, net within the Consolidated Statements of Comprehensive Income for the excess of consideration received over the value of the net assets derecognized associated with the service center stores.

Valvoline completed the sale of 39 company-operated service center stores to a new franchisee during the first fiscal quarter of 2025 and completed two refranchising transactions to sell 28 company-operated service center stores to franchisees during the fourth fiscal quarter of 2024. Valvoline recognized pre-tax gains on sale of $73.9 million and $41.8 million related to the Refranchising Transactions during the years ended September 30, 2025 and 2024, respectively.

Sale of former Global Products subsidiary

During the first quarter of fiscal 2024, Valvoline completed the sale of a former Global Products business whose operations were suspended in fiscal 2022. This business was not included in the Global Products disposal group and was classified as held for sale as of September 30, 2023 when the Company evaluated the business for impairment. In connection with the impairment assessment, the carrying value of the disposal group was determined to be in excess of its fair value, which resulted in a pre-tax impairment loss of $8.1 million recognized within Other income, net in the Consolidated Statement of Comprehensive Income during the year ended September 30, 2023. Upon completion of the sale in fiscal 2024, Valvoline derecognized the remaining net liabilities of $3.9 million, which included a cumulative translation loss attributable to the business.

NOTE 6 – LEASE COMMITMENTS

The following table presents the Company's lease balances as of September 30:

(In millions)	Location in Consolidated Balance Sheets	2025		2024	
Assets					
Operating lease assets	Operating lease assets	$	331.8	$	298.6
Finance lease assets	Property, plant and equipment, net		291.2		261.7
Amortization of finance lease assets	Property, plant and equipment, net		(79.3)		(67.4)
Total leased assets		$	543.7	$	492.9
Liabilities					
Current					
Operating lease liabilities	Accrued expenses and other liabilities	$	33.6	$	31.2
Finance lease liabilities	Accrued expenses and other liabilities		15.2		13.4
Noncurrent					
Operating lease liabilities	Operating lease liabilities		315.3		279.7
Finance lease liabilities	Other noncurrent liabilities		229.3		207.3
Total lease liabilities		$	593.4	$	531.6

The following table presents the components of total lease costs for the years ended September 30:

(In millions)	Location in Consolidated Statements of Comprehensive Income	2025	2024
Operating lease cost	Cost of sales and Selling, general and administrative expenses	$ 50.3	$ 45.8
Finance lease costs			
Amortization of lease assets	Cost of sales	17.7	17.4
Interest on lease liabilities	Net interest and other financing expenses	11.6	11.1
Variable lease cost	Cost of sales and Selling, general and administrative expenses	3.2	3.7
Sublease income	Other income, net	(10.4)	(9.3)
Total lease cost		$ 72.4	$ 68.7

Other information related to the Company's leases follows for the years ended September 30:

(In millions)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases [a]	$ 47.3	$ 43.1
Operating cash flows from finance leases	$ 11.6	$ 11.1
Financing cash flows from finance leases	$ 12.2	$ 12.0
Lease assets obtained in exchange for lease obligations:		
Operating leases	$ 69.1	$ 63.4
Finance leases	$ 36.4	$ 22.4

(a) Included within the change in Other assets and liabilities within the Consolidated Statements of Cash Flows offset by noncash operating lease asset amortization and liability accretion.

The following table reconciles the undiscounted cash flows for the next five fiscal years ended September 30 and thereafter to the operating and finance lease liabilities recorded within the Consolidated Balance Sheet as of September 30, 2025:

(In millions)	Operating leases	Finance leases
2026	$ 51.5	$ 27.6
2027	49.7	28.0
2028	47.1	28.2
2029	44.3	27.9
2030	41.4	28.0
Thereafter	232.3	193.8
Total future lease payments	466.3	333.5
Imputed interest	117.4	89.0
Present value of lease liabilities	$ 348.9	$ 244.5

As of September 30, 2025, Valvoline has additional leases primarily related to its retail service center stores that have not yet commenced with approximately $39.1 million in undiscounted future lease payments that are not included in the table above. These leases are expected to commence over the next twelve months and generally have lease terms of 15 years.

The weighted average remaining lease terms and interest rates as of September 30, 2025 were:

	Operating leases	Finance leases
Weighted average remaining lease term (in years)	10.3	11.7
Weighted average discount rate	5.5 %	5.4 %

NOTE 7 – INTANGIBLE ASSETS

Goodwill

The following summarizes the changes in the carrying amount of goodwill during fiscal 2025 and 2024:

(In millions)	
Balance as of September 30, 2023	$ 578.0
Acquisitions [a]	44.3
Currency translation	(0.1)
Dispositions	(6.9)
Balance as of September 30, 2024	615.3
Acquisitions [a]	55.6
Currency translation	(1.5)
Dispositions	(11.4)
Balance as of September 30, 2025	$ 658.0

(a) Includes measurement period adjustments when applicable.

Other intangible assets

Valvoline's purchased intangible assets were specifically identified when acquired, have finite lives, and are reported in Goodwill and intangibles, net within the Consolidated Balance Sheets. The following summarizes the gross carrying amounts and accumulated amortization of the Company's intangible assets as of September 30:

	2025			2024		
(In millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Definite-lived intangible assets						
Trademarks and trade names	$ 29.5	$ (12.7)	$ 16.8	$ 29.2	$ (11.4)	$ 17.8
Reacquired franchise rights	122.3	(63.9)	58.4	122.2	(58.7)	63.5
Customer relationships	14.7	(8.5)	6.2	15.1	(7.9)	7.2
Other intangible assets	7.4	(6.3)	1.1	7.0	(5.2)	1.8
Total definite-lived intangible assets	$ 173.9	$ (91.4)	$ 82.5	$ 173.5	$ (83.2)	$ 90.3

Amortization expense was $14.5 million, $16.7 million, and $16.8 million for the years ended September 30, 2025, 2024, and 2023, respectively. The table that follows summarizes estimated amortization expense for the Company's current intangible assets for the years ended September 30:

	Estimated				
(In millions)	2026	2027	2028	2029	2030
Amortization expense	$ 12.5	$ 12.0	$ 11.9	$ 11.9	$ 10.7

NOTE 8 – DEBT

The following table summarizes Valvoline's debt as of September 30:

(In millions)	2025	2024
2031 Notes	$ 535.0	$ 535.0
Term Loan	415.6	439.4
Revolver	130.0	125.0
Debt issuance costs and discounts	(6.6)	(5.6)
Total debt	1,074.0	1,093.8
Current portion of long-term debt	23.8	23.8
Long-term debt	$ 1,050.2	$ 1,070.0

Interest expense on long-term debt was $61.9 million, $74.3 million, and $68.5 million, in fiscal 2025, 2024, and 2023, respectively.

Senior Notes

2031 Notes

As of September 30, 2025 and 2024, Valvoline had 3.625% senior unsecured notes due 2031 with an aggregate principal amount of $535.0 million (the "2031 Notes") outstanding. The 2031 Notes are subject to customary events of default for similar debt securities, which if triggered, may accelerate payment of principal and accrued but unpaid interest. If a change of control repurchase event occurs, Valvoline may be required to offer to purchase the 2031 Notes from the holders thereof. The 2031 Notes are not otherwise required to be repaid prior to maturity, although they may be redeemed at the option of Valvoline at any time prior to maturity in the manner specified in the governing indentures.

2030 Notes

On April 16, 2024, Valvoline completed a tender offer (the "Debt Tender Offer") with 99.7% of the outstanding principal amount tendered by the holders of the 4.250% senior unsecured notes due 2030 (the "2030 Notes"). The Debt Tender Offer was made to comply with the requirements of the asset sale covenant under the indenture governing the 2030 Notes in connection with the sale of Global Products and Valvoline's use of the related net proceeds.

The Company used cash and cash equivalents on hand, in addition to borrowing $175.0 million on the Revolver to facilitate the $598.3 million purchase of the 2030 Notes at par, plus accrued and unpaid interest, and cancelled the 2030 Notes accepted for purchase. The Company elected to repurchase the remaining balance outstanding of $1.7 million on April 29, 2024 pursuant to the terms and conditions of the indenture governing the 2030 Notes. In connection with the completion of the Debt Tender Offer, Valvoline recognized a loss on extinguishment of the 2030 Notes of $5.1 million within Net interest and other financing expenses in the Consolidated Statements of Comprehensive Income during the year ended September 30, 2024, comprised of the write-off of related unamortized debt issuance costs and discounts.

Senior Credit Agreement

Key terms and conditions

The Senior Credit Agreement provides an aggregate principal amount of $950.0 million in senior secured credit facilities comprised of (i) a five-year $475.0 million term loan facility (the "Term Loan") and (ii) a five-year $475.0 million revolving credit facility (the "Revolver"), including a $100.0 million letter of credit sublimit.

The principal amount of the Term Loan under the Senior Credit Agreement is required to be repaid in quarterly installments of approximately $5.9 million, which commenced with the first fiscal quarter after the sale of Global Products, with the remainder due at maturity and prepayment required in the amount of the net cash proceeds from certain events. Amounts outstanding under the Senior Credit Agreement may be prepaid at any time, and from time to time, in whole or part, without premium or penalty. At Valvoline's option, amounts outstanding under the Senior Credit Agreement will bear interest at either the Secured Overnight Financing Rate ("SOFR") or an alternate base rate, in each case plus the applicable interest rate margin. The interest rate will fluctuate between SOFR plus 1.375% per year and SOFR plus 2.250% per year (or between the alternate base rate plus 0.375% per year and the alternate base rate plus 1.250% per year), based upon Valvoline's consolidated total net leverage ratio.

Summary of activity

As of September 30, 2025 and 2024, the Term Loan had outstanding balances of $415.6 million and $439.4 million, respectively, and the Revolver had outstanding balances of $130.0 million and $125.0 million, respectively. Valvoline made payments on the Term Loan of $23.8 million during both fiscal 2025 and 2024. The total borrowing capacity remaining under the Revolver was $341.6 million as of September 30, 2025 due to reductions of $130.0 million and $3.4 million for outstanding borrowings and letters of credit, respectively.

The effective interest rate for the Term Loan was 6.040% and 7.015% as of September 30, 2025 and 2024, respectively, while the effective interest rate for the Revolver was 6.000% and 7.065% as of September 30, 2025 and 2024, respectively.

In fiscal 2023, proceeds from the Term Loan, in addition to a portion of the proceeds from the sale of Global Products, were used to pay in full the outstanding borrowings under the prior Credit Agreement, including the principal balance of the term loan facility of $445.6 million and outstanding borrowings under the revolving credit facility of $290.0 million, as well as accrued and unpaid interest and fees and expenses related to the amendment. The Company recognized $1.1 million of expense within Net interest and other financing expenses in the Consolidated Statements of Comprehensive Income during the year ended September 30, 2023 associated with the modification of the Credit Agreement, which included accelerated amortization of previously capitalized debt issuance costs.

Covenants and guarantees

The Company is required to satisfy certain covenants pursuant to its long-term borrowings. These covenants contain customary limitations, including limitations on liens, additional indebtedness, investments, restricted payments, asset sales, mergers, and affiliate transactions. The maintenance of financial covenants as of the end of each fiscal quarter is required, as defined in the Senior Credit Agreement, including: i) a maximum net leverage ratio of 4.5, which is calculated as net debt divided by Adjusted EBITDA and ii) a minimum interest coverage ratio of 3.0, which is calculated as Adjusted EBITDA divided by net interest expense. Cross-default provisions also exist between certain debt instruments. As of September 30, 2025 and 2024, the Company was in compliance with all debt covenants.

Valvoline's existing and future subsidiaries (other than certain immaterial subsidiaries, joint ventures, special purpose financing subsidiaries, regulated subsidiaries, non-U.S. subsidiaries and certain other subsidiaries) guarantee obligations under the Senior Credit Agreement, which is also secured by a first-priority security interest in substantially all the personal property assets and certain real property assets of Valvoline and the guarantors, including all or a portion of the equity interests of certain of Valvoline's domestic subsidiaries and first-tier non-U.S. subsidiaries, and in certain cases, a portion of the equity interests of other non-U.S. subsidiaries. Valvoline's subsidiaries that guarantee obligations under its Senior Credit Agreement also guarantee the Senior Notes, which have not been and are not expected to be registered in exchange offers as debt securities.

Long-term debt maturities

The future maturities of debt outstanding as of September 30, 2025, excluding debt issuance costs and discounts, are as follows:

(In millions) Years ending September 30		
2026	$	23.8
2027		23.8
2028		498.0
2029		—
2030		—
Thereafter		535.0
Total	$	1,080.6

Lease and franchisee guarantees

The Company guaranteed future payments related to certain leases assigned in connection with the Refranchising Transactions and selling Global Products. Valvoline is obligated to perform if the buyers default on the leases, which have remaining terms ranging from three months to 15 years. The undiscounted maximum potential future payments under the lease guarantees were $63.8 million as of September 30, 2025. In addition, the Company guarantees certain outstanding franchisee debt obligations that have remaining terms ranging from one to five years and total $12.4 million as of September 30, 2025. The Company has not recorded a liability for these guarantees as the likelihood of making future payments is not considered probable.

NOTE 9 – INCOME TAXES

Components of income tax expense

Income tax expense consisted of the following for the years ended September 30:

(In millions)		2025		2024		2023
Current						
Federal	$	24.5	$	34.7	$	8.0
State		11.7		8.3		(5.5)
Non-U.S.		3.0		2.6		1.0
		39.2		45.6		3.5
Deferred						
Federal		31.5		20.8		36.8
State		5.8		2.7		(3.2)
Non-U.S.		1.0		—		—
		38.3		23.5		33.6
Income tax expense	$	77.5	$	69.1	$	37.1

The following presents pre-tax income and the principal components of the reconciliation between the effective tax rate and the U.S. federal statutory income tax rate in effect for the years ended September 30:

(In millions)		2025		2024		2023
Income before income taxes						
United States	$	281.4	$	286.5	$	242.7
Non-U.S.		10.9		(2.9)		(6.2)
Total income before income taxes	$	292.3	$	283.6	$	236.5
U.S. statutory tax rate		*21 %*		*21 %*		*21 %*
Income taxes computed at U.S. statutory tax rate	$	61.4	$	59.6	$	49.7
(Decrease) increase in amount computed resulting from:						
Unrecognized tax benefits		—		0.1		0.1
State taxes, net of federal benefit		15.0		9.2		11.2
International rate differential		0.7		(0.1)		0.1
Permanent items		1.3		1.7		0.1
Remeasurement of net deferred taxes		—		(0.1)		(1.1)
Return-to-provision adjustments		(0.1)		(0.7)		(0.9)
Change in valuation allowances		0.1		(1.7)		(27.7)
Tax Matters Agreement activity		(0.1)		—		5.4
Other		(0.8)		1.1		0.2
Income tax expense	$	77.5	$	69.1	$	37.1
Effective tax rate		*26.5 %*		*24.4 %*		*15.7 %*

The higher effective tax rate in fiscal 2025 primarily reflects decreases in the favorable impact of return to provision adjustments and valuation allowance activity. The higher effective tax rate in fiscal 2024 compared to fiscal 2023 reflects more normalized activity, as fiscal 2023 included a $29.0 million income tax benefit from releasing a valuation allowance under the amended tax matters agreement with Valvoline's former parent company.

Deferred taxes

A summary of the deferred tax assets and liabilities included in the Consolidated Balance Sheets follows as of September 30:

(In millions)	2025	2024
Deferred tax assets		
U.S. net operating loss carryforwards	$ 3.2	$ —
Non-U.S. net operating loss carryforwards [a]	0.5	2.9
State net operating loss carryforwards [b]	5.7	6.9
Employee benefit obligations	37.6	33.9
Compensation accruals	16.6	15.8
Credit carryforwards [c]	—	0.3
Operating lease liabilities	123.3	107.9
Other	14.5	10.3
Valuation allowances [d]	(4.8)	(1.0)
Net deferred tax assets	196.6	177.0
Deferred tax liabilities		
Goodwill and other intangibles	33.6	25.9
Property, plant and equipment	196.0	154.1
Operating lease assets	84.0	75.4
Other	—	0.2
Total deferred tax liabilities	313.6	255.6
Total net deferred tax liabilities [e]	$ (117.0)	$ (78.6)

(a) Gross non-U.S. net operating loss carryforwards of $1.7 million expire in fiscal years 2043 to 2044.
(b) Apportioned gross state net operating loss carryforwards of $108.1 million expire in fiscal years 2029 to 2045.
(c) Credit carryforwards consist primarily of state tax credits that generally expire in fiscal years 2025 through 2032.
(d) Valuation allowances at September 30, 2025 primarily relate to nondeductible executive compensation and net operating loss carryforwards that are not expected to be realized or realizable.
(e) Balances are presented in the Consolidated Balance Sheets based on the net position of each tax jurisdiction.

Prepaid income taxes of $22.3 million and $25.1 million are included in Prepaid expenses and other current assets within the Consolidated Balance Sheets as of September 30, 2025 and 2024, respectively.

Tax indemnities

In connection with Valvoline's separation from Ashland Global Holdings Inc. ("Ashland") in fiscal 2017, the Company entered into an agreement (the "Tax Matters Agreement") with Ashland in September 2016, which provided that Valvoline indemnify Ashland for certain tax matters. Similarly, in connection with the sale of VGO in fiscal 2023, the purchase agreement provided for certain indemnities between Valvoline and VGO. Adjustments to these net indemnities are recorded within Net legacy and separation-related expenses (income), with any resulting impacts to Valvoline's stand-alone income tax provision recorded in Income tax expense within the Consolidated Statements of Comprehensive Income.

During fiscal 2023, Valvoline recognized an income tax benefit of $29.0 million in connection with releasing its valuation allowance and $25.7 million of pre-tax expense within Net legacy and separation-related expenses in the Consolidated Statement of Comprehensive Income, reflecting its increased estimated indemnity obligation under the terms of the amended Tax Matters Agreement to Ashland.

Unrecognized tax benefits

The aggregate changes in the balance of gross unrecognized tax benefits were as follows for the years ended September 30:

(In millions)	2025	2024	2023
Gross unrecognized tax benefits as of October 1	$ 33.1	$ 35.7	$ 8.2
Increases related to tax positions from prior years	—	0.1	0.6
Decreases related to tax positions from prior years	—	(2.1)	(0.6)
Increases related to tax positions taken during the current year	—	—	27.7
Lapses of statutes of limitation	(0.3)	(0.6)	(0.2)
Gross unrecognized tax benefits as of September 30 [a]	$ 32.8	$ 33.1	$ 35.7

[a] These unrecognized tax benefits would favorably impact the effective income tax rate, primarily for discontinued operations, if recognized. Accruals for interest and penalties were $6.5 million and $1.8 million as of September 30, 2025 and 2024, respectively.

The Company's U.S. federal income tax returns remain open to examination from fiscal 2019 forward and Canada from fiscal 2021 and forward. Fiscal years including and after 2019 remain open to examination by certain U.S. state jurisdictions.

Because Valvoline is routinely under examination by various taxing authorities, it is reasonably possible that the amount of unrecognized tax benefits will change during fiscal 2026. Due to the complexity and number of open years, it is not practical to estimate the amount or range of such change at this time. Based on current information available, management does not expect a material change to the Company's gross unrecognized tax benefits within fiscal 2026.

NOTE 10 – EMPLOYEE BENEFIT PLANS

Pension and other postretirement plans

The components of pension and other postretirement plans net periodic benefit costs (income) and the assumptions used in this determination are summarized below for the years ended September 30:

(In millions)	Pension benefits			Other postretirement benefits		
	2025	2024	2023	2025	2024	2023
Net periodic benefit costs (income)						
Interest cost	$ 69.9	$ 83.4	$ 81.8	$ 1.0	$ 1.2	$ 1.2
Expected return on plan assets	(71.8)	(68.4)	(66.9)	—	—	—
Amortization of prior service costs (credits)	0.1	0.1	0.1	(2.2)	(2.2)	(2.2)
Actuarial loss (gain)	26.2	(5.1)	(35.0)	0.4	2.7	(6.6)
Net periodic benefit costs (income)	$ 24.4	$ 10.0	$ (20.0)	$ (0.8)	$ 1.7	$ (7.6)
Weighted-average plan assumptions						
Discount rate for interest cost	4.65%	5.92%	5.45%	4.63%	5.92%	5.41 %
Expected long-term rate of return on plan assets	5.20%	5.30%	4.90%	N/A	N/A	N/A

Valvoline recognizes the change in the fair value of plan assets and net actuarial gains and losses annually in the fourth quarter of each fiscal year and whenever a plan is determined to qualify for remeasurement. These gains and losses are reported within Net pension and other postretirement plan expenses (income) in the Consolidated Statements of Comprehensive Income and included a loss of $26.6 million for the year ended September 30, 2025, a gain of $2.4 million for the year ended September 30, 2024, and a gain of $41.6 million for the year ended September 30, 2023.

The fiscal 2025 loss was primarily attributed to lower-than-expected returns on plan assets, partially offset by an increase in discount rates. The fiscal 2024 gain was primarily attributed to lower discount rates, partially offset by higher-than-expected returns on plan assets. The fiscal 2023 gain was primarily attributed to an increase in discount rates, partially offset by lower-than-expected returns on plan assets.

The following table summarizes the net periodic benefit costs (income) and the amortization of prior service credits recognized during the years ended September 30:

(In millions)	Pension benefits			Other postretirement benefits		
	2025	2024	2023	2025	2024	2023
Amortization of prior service credits (costs) recognized in Accumulated other comprehensive income	$ (0.1)	$ (0.1)	$ (0.1)	$ 2.2	$ 2.2	$ 2.2
Net periodic benefit costs (income)	24.4	10.0	(20.0)	(0.8)	1.7	(7.6)
Total pre-tax amount recognized in Comprehensive income	$ 24.3	$ 9.9	$ (20.1)	$ 1.4	$ 3.9	$ (5.4)

Obligations and funded status

Changes in benefit obligations and the fair value of plan assets, as well as key assumptions used to determine the benefit obligations, and the amounts in the Consolidated Balance Sheets for the Company's pension and other postretirement plans are summarized below as of September 30:

(In millions)	Pension benefits		Other postretirement benefits	
	2025	2024	2025	2024
Change in benefit obligations				
Benefit obligations as of October 1	$ 1,565.7	$ 1,478.1	$ 23.8	$ 22.3
Interest cost	69.9	83.4	1.0	1.2
Benefits paid	(129.4)	(130.6)	(2.3)	(2.4)
Actuarial (gain) loss	(11.9)	140.0	0.4	2.7
Transfers in	1.2	1.6	—	—
Settlements	(1.2)	(6.8)	—	—
Benefit obligations as of September 30	$ 1,494.3	$ 1,565.7	$ 22.9	$ 23.8
Change in plan assets				
Fair value of plan assets as of October 1	$ 1,452.9	$ 1,361.0	$ —	$ —
Actual return on plan assets	33.7	213.5	—	—
Employer contributions	8.3	14.2	2.3	2.4
Benefits paid	(129.4)	(130.6)	(2.3)	(2.4)
Settlements	(1.2)	(6.8)	—	—
Transfers in	1.2	1.6	—	—
Fair value of plan assets as of September 30	$ 1,365.5	$ 1,452.9	$ —	$ —
Unfunded status of the plans as of September 30	$ 128.8	$ 112.8	$ 22.9	$ 23.8

(In millions)	Pension benefits		Other postretirement benefits	
	2025	2024	2025	2024
Amounts in the Consolidated Balance Sheets				
Noncurrent benefit assets [a]	$ 44.9	$ 49.0	$ —	$ —
Current benefit liabilities [b]	7.0	7.1	2.5	2.7
Noncurrent benefit liabilities [c]	166.7	154.7	20.4	21.1
Total benefit liabilities	173.7	161.8	22.9	23.8
Net liabilities recognized	$ 128.8	$ 112.8	$ 22.9	$ 23.8
Balance in Accumulated other comprehensive loss				
Prior service cost (credit)	$ 1.0	$ 1.1	$ (12.2)	$ (14.4)
Weighted-average plan assumptions				
Discount rate	5.22%	4.94%	5.14 %	4.89 %
Healthcare cost trend rate [d]	N/A	N/A	6.9 %	7.2 %

(a) Noncurrent benefit assets are recorded in Other noncurrent assets within the Consolidated Balance Sheets.
(b) Current benefit liabilities are recorded in Accrued expenses and other liabilities within the Consolidated Balance Sheets.
(c) Noncurrent benefit liabilities are recorded in Employee benefit obligations within the Consolidated Balance Sheets and also include $0.4 million as of September 30, 2025 and 2024 for liabilities associated with a long-term disability benefit plan sponsored by Valvoline.
(d) The assumed pre-65 health care cost trend rate continues to be reduced to 4.0% in 2050 and thereafter.

Accumulated benefit obligation

The accumulated benefit obligation for all pension plans was $1.5 billion and $1.6 billion as of September 30, 2025 and 2024, respectively. Pension plans with projected and accumulated benefit obligations in excess of the fair value of plan assets follows for the Company's plans as of September 30:

(In millions)	2025		2024	
	Benefit obligation	Plan assets	Benefit obligation	Plan assets
Plans with projected and accumulated benefit obligations in excess of plan assets	$ 1,074.4	$ 900.6	$ 1,146.0	$ 984.1

Plan assets

Pension plan asset investments and their level within the fair value hierarchy is summarized below as of:

(In millions)	September 30, 2025				
	Total fair value	Level 1	Level 2	Level 3	Assets measured at NAV
Cash and cash equivalents	$ 24.9	$ 24.9	$ —	$ —	$ —
U.S. government securities and futures	85.0	—	85.0	—	—
Other government securities	41.3	—	41.3	—	—
Corporate debt instruments	1,002.3	—	1,002.3	—	—
Private equity and hedge funds	0.6	—	—	—	0.6
Collective trust funds	200.8	—	—	—	200.8
Other investments	10.6	—	10.6	—	—
Total assets at fair value	$ 1,365.5	$ 24.9	$ 1,139.2	$ —	$ 201.4

(In millions)	September 30, 2024				
	Total fair value	Level 1	Level 2	Level 3	Assets measured at NAV
Cash and cash equivalents	$ 25.4	$ 25.4	$ —	$ —	$ —
U.S. government securities and futures	49.6	—	49.6	—	—
Other government securities	42.1	—	42.1	—	—
Corporate debt instruments	1,108.4	—	1,108.4	—	—
Private equity and hedge funds	1.2	—	—	—	1.2
Collective trust funds	216.0	—	—	—	216.0
Other investments	10.2	—	10.2	—	—
Total assets at fair value	$ 1,452.9	$ 25.4	$ 1,210.3	$ —	$ 217.2

Cash and cash equivalents

The carrying value of cash and cash equivalents approximates fair value.

Government securities

Government securities are valued based on Level 2 inputs, which include yields available for comparable securities of issuers with similar credit ratings.

Corporate debt instruments

Corporate debt instruments are valued based on Level 2 inputs that are observable in the market or may be derived principally from, or corroborated by, recently executed transactions, observable market data such as pricing for similar securities, cash flow models with yield curves, counterparty credit ratings, and credit spreads applied using the maturity and coupon interest rate terms of the debt instrument.

Private equity and hedge funds

Private equity and hedge funds primarily represent alternative investments not traded on an active market which are valued at the NAV per share determined by the manager of the fund based on the fair value of the underlying net assets owned by the fund divided by the number of shares or units outstanding.

Collective trust funds

Collective trust funds are comprised of a diversified portfolio of investments across various asset classes, including U.S. and international equities, fixed-income securities, commodities and currencies. The collective trust funds are valued using a NAV provided by the manager of each fund, which is based on the underlying net assets owned by the fund, divided by the number of shares outstanding.

Other investments

Other investments are primarily comprised of swaps that are valued using closing market swap curves and market derived inputs.

The following summarizes investments for which fair value is measured using the NAV per share practical expedient as of September 30, 2025:

(In millions)	Fair Value at NAV	Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
Relative value hedge funds	$ 0.1	$ —	None [a]	None [a]
Event driven hedge funds	0.3	—	None [a]	None [a]
Collective trust funds	200.8	—	Daily	Up to 3 days
Private equity	0.2	1.6	None [a]	None [a]
Totals	$ 201.4	$ 1.6		

(a) These hedge funds and private equity instruments are in the process of liquidation and the timing is unknown.

Investments and strategy

In developing an investment strategy for its defined benefit plans, Valvoline considered the following factors: the nature of the liabilities of the plans; the allocation of liabilities between active, deferred and retired plan participants; the funded status of the plans; the applicable investment horizon; the respective size of the plans; and historical and expected investment returns. Valvoline's pension plan assets are managed by outside investment managers, which are monitored against investment benchmark returns and Valvoline's established investment strategy. Investment managers are selected based on an analysis of, among other things, their investment process, historical investment results, frequency of management turnover, cost structure, and assets under management. Assets are periodically reallocated between investment managers to optimize returns and maintain an appropriate asset mix and diversification of investments.

The current target asset allocation for the plans is 90% fixed income securities and 10% equity-based securities. Fixed income securities are liability matching assets that primarily include long duration, high grade corporate debt obligations. Equity-based securities are return-seeking assets that include both traditional equities as well as a mix of non-traditional assets such as hedge and commingled funds and private equity. Investment managers may employ a limited use of futures or other derivatives to manage risk within the portfolio through efficient exposure to markets. Valvoline's pension plans hold a variety of investments designed to diversify risk and achieve an adequate net investment return to provide for future benefit payments to its participants.

The weighted-average asset allocations for Valvoline's plans by asset category follow as of September 30:

	Target	2025	2024
Plan assets allocation			
Equity securities	3-10%	7%	7%
Debt securities	80-100%	92%	92%
Other	0-10%	1%	1%
Total		100%	100%

The basis for determining the expected long-term rate of return is a combination of future return assumptions for the various asset classes in Valvoline's investment portfolio based on active management, historical analysis of previous returns, market indices, and a projection of inflation, net of plan expenses.

Funding and benefit payments

During fiscal 2026, Valvoline does not plan to contribute to its qualified pension plans and contributions to its non-qualified pension plans are not expected to be material.

The following benefit payments, which reflect future service expectations, are projected to be paid in each of the next five fiscal years ended September 30 and the five fiscal years thereafter in aggregate:

(In millions)	Pension benefits	Other postretirement benefits
2026	$ 137.7	$ 2.5
2027	135.7	2.3
2028	132.3	2.2
2029	130.7	2.1
2030	126.6	2.0
2028 - 2032	582.9	8.8
Total	$ 1,245.9	$ 19.9

Other plans

Defined contribution and other defined benefit plans

Valvoline sponsors certain defined contribution savings plans that provide matching contributions. Expense associated with these plans was $15.2 million in fiscal 2025, $14.1 million in fiscal 2024 and $12.5 million in fiscal 2023.

NOTE 11 – LITIGATION, CLAIMS AND CONTINGENCIES

From time to time, Valvoline is party to lawsuits, claims and other legal proceedings that arise in the ordinary course of business. The Company establishes liabilities for the outcome of such matters where losses are determined to be probable and reasonably estimable. Where appropriate, the Company has recorded liabilities with respect to these matters, which were not material for the periods presented as reflected in the consolidated financial statements herein. There are certain claims and legal proceedings pending where loss is not determined to be probable or reasonably estimable, and therefore, accruals have not been made. In addition, there are currently no matters for which management believes a material loss is at least reasonably possible.

In all instances, management has assessed each matter based on current information available and made a judgment concerning its potential outcome, giving due consideration to the amount and nature of the claim and the probability of success. The Company believes it has established adequate accruals for liabilities that are probable and reasonably estimable.

Although the ultimate resolution of these matters cannot be predicted with certainty and there can be no assurances that the actual amounts required to satisfy liabilities from these matters will not exceed the amounts reflected in the consolidated financial statements, based on information available at this time, it is the opinion of management that such pending claims or proceedings will not have a material adverse effect on its consolidated financial statements.

NOTE 12 - EARNINGS PER SHARE

The following summarizes basic and diluted EPS for the years ended September 30:

(In millions, except per share data)	2025	2024	2023
Numerator			
Income from continuing operations	$ 214.8	$ 214.5	$ 199.4
(Loss) income from discontinued operations, net of tax	(4.1)	(3.0)	1,220.3
Net income	$ 210.7	$ 211.5	$ 1,419.7
Denominator			
Weighted average common shares outstanding	127.9	130.1	161.6
Effect of potentially dilutive securities [a]	0.7	0.9	1.0
Weighted average diluted shares outstanding	128.6	131.0	162.6
Basic earnings per share			
Continuing operations	$ 1.68	$ 1.65	$ 1.24
Discontinued operations	(0.03)	(0.02)	7.55
Basic earnings per share	$ 1.65	$ 1.63	$ 8.79
Diluted earnings per share			
Continuing operations	$ 1.67	$ 1.63	$ 1.23
Discontinued operations	(0.03)	(0.02)	7.50
Diluted earnings per share	$ 1.64	$ 1.61	$ 8.73

(a) There were 0.1 million outstanding securities, primarily SARs, not included in the computation of diluted earnings per share in the years ended September 30, 2025, and 2024 because the effect would have been antidilutive and 0.2 million for the year ended September 30, 2023.

NOTE 13 - STOCKHOLDERS' EQUITY

Accumulated other comprehensive income

Changes in Accumulated other comprehensive income by component for fiscal years 2025 and 2024 were as follows:

(In millions)	Unamortized benefit plan credits	Currency translation adjustments	Change in fair value of cash flow hedges	Accumulated other comprehensive income
Balance as of September 30, 2023	$ 13.4	$ (6.0)	$ 5.8	$ 13.2
Other comprehensive loss before reclassification	—	(0.4)	(10.0)	(10.4)
(Gain) loss reclassified out of accumulated other comprehensive income	(2.1)	4.4	2.3	4.6
Tax benefit	0.4	0.2	1.9	2.5
Balance as of September 30, 2024	11.7	(1.8)	—	9.9
Other comprehensive loss before reclassification	—	(3.0)	—	(3.0)
Gain reclassified out of accumulated other comprehensive income	(2.1)	—	—	(2.1)
Tax benefit	0.4	—	—	0.4
Balance as of September 30, 2025	$ 10.0	$ (4.8)	$ —	$ 5.2

Amounts reclassified from Accumulated other comprehensive (loss) income follow for the years ended September 30:

(in millions)	2025	2024	2023
Amortization of pension and other postretirement plan prior service credits [a]	$ (2.1)	$ (2.1)	$ (2.1)
Business disposal [b]	—	4.4	30.6
Loss on hedging activity [c]	—	2.3	12.7
Tax effect of reclassifications	0.4	2.5	3.0
Total amounts reclassified, net of tax	$ (1.7)	$ 7.1	$ 44.2

[a] Amortization of unrecognized prior service credits included in net periodic benefit income for pension and other postretirement plans was reported in Net pension and other postretirement plan expenses (income) within the Consolidated Statements of Comprehensive Income. The Company releases the income tax effects from Accumulated other comprehensive income as benefit plan credits are amortized into earnings.

[b] Reflects the realization of $4.4 million of currency translation losses included in the net assets held for sale, recognized upon recording an impairment loss in connection with the classification of a former Global Products business as held for sale and realized upon the completion of the sale in the first quarter of fiscal 2024. Additionally, includes the realization of $30.7 million in currency translation losses and $0.1 million in unamortized pension prior service credits, both recognized within (Loss) income from discontinued operations, net of tax in the Consolidated Statement of Comprehensive Income in fiscal 2023.

[c] Represents the realization of gains from cash flow hedges reported in Net interest and other financing expenses within the Consolidated Statements of Comprehensive Income.

Modified "Dutch auction" tender offer

During fiscal 2023, Valvoline completed a modified "Dutch auction" tender offer and accepted 27.0 million shares for an aggregate purchase price of $1.024 billion, excluding fees and related expenses. Valvoline incurred $16.4 million in fees and expenses, which included $10.2 million for excise taxes on share repurchases. These costs were recognized within Retained earnings during the year ended September 30, 2023 as costs to repurchase the Company's common stock. Shares repurchased were retired and returned to the status of authorized, unissued shares.

NOTE 14 - REPORTABLE SEGMENTS INFORMATION

The Chief Executive Officer serves as Valvoline's Chief Operating Decision Maker ("CODM"). The CODM evaluates financial performance and makes operating decisions, including the allocation of resources, based on financial data presented on a consolidated basis as the Company has determined that it operates as a single reportable segment.

Income from continuing operations, as reported in the Consolidated Statements of Comprehensive Income, is the primary measure used by the CODM to assess performance and guide operating decisions. In addition, the CODM uses income from continuing operations to identify underlying trends in business performance and to monitor actual results against budget.

The following table presents the significant segment expenses and the Company's measure of profit or loss:

(In millions)	2025	2024	2023
Net revenues	$ 1,710.3	$ 1,619.0	$ 1,443.5
Less:			
Labor cost	415.4	408.0	372.9
Materials	297.4	279.7	254.6
Other service delivery costs	339.0	312.5	271.5
Advertising	74.3	69.3	60.5
Payroll	123.6	107.9	102.0
Other general and administrative	152.0	127.9	102.0
Other segment items [a]	93.8	99.2	80.6
Income from continuing operations	$ 214.8	$ 214.5	$ 199.4

[a] Other segment items primarily include items such as net legacy and separation-related expenses, other income, net, net pension and postretirement costs, net interest and other financing expense, and income tax expense, which are included in the Company's Consolidated Statements of Comprehensive Income.

NOTE 15 – SUPPLEMENTAL BALANCE SHEET INFORMATION

Cash and cash equivalents

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets to the totals shown within the Consolidated Statements of Cash Flows for the years ended September 30:

(In millions)	2025	2024	2023
Cash and cash equivalents - continuing operations	$ 51.6	$ 68.3	$ 409.1
Cash and cash equivalents - held for sale [a]	—	—	4.0
Restricted cash - continuing operations [b]	—	0.4	—
Total cash, cash equivalents and restricted cash	$ 51.6	$ 68.7	$ 413.1

[a] Refer to Note 3 for additional information regarding the asset group classified as held for sale at September 30, 2023.
[b] Included in Prepaid expenses and other current assets within the Consolidated Balance Sheets.

Accounts and other receivables

The following summarizes Valvoline's accounts and other receivables in the Consolidated Balance Sheets as of September 30:

(In millions)		2025		2024
Current				
Trade	$	82.0	$	73.2
Other		1.6		9.1
Notes receivable from franchisees		8.5		5.4
Receivables, gross		92.1		87.7
Allowance for credit losses		(2.5)		(1.3)
Receivables, net	$	89.6	$	86.4
Non-current [(a)]				
Notes receivable	$	2.7	$	2.5
Other		4.4		4.4
Noncurrent notes receivable, gross		7.1		6.9
Allowance for losses		(2.8)		(2.6)
Noncurrent notes receivable, net	$	4.3	$	4.3

(a) Included in Other noncurrent assets within the Consolidated Balance Sheets.

Property, plant and equipment

The following table summarizes the various components of property, plant and equipment within the Consolidated Balance Sheets as of September 30:

(In millions)		2025		2024
Land	$	178.6	$	160.1
Buildings		1,045.8		869.5
Technology hardware and software		147.1		117.1
Machinery and equipment		262.8		231.6
Construction in progress		72.7		72.1
Total property, plant and equipment		1,707.0		1,450.4
Accumulated depreciation		(572.4)		(491.7)
Net property, plant and equipment	$	1,134.6	$	958.7

The following table summarizes finance lease assets included in net property, plant and equipment as of September 30:

(In millions)		2025		2024
Land	$	113.5	$	96.1
Machinery and equipment		7.9		—
Buildings		169.8		165.6
Total finance lease assets		291.2		261.7
Accumulated depreciation		(79.3)		(67.4)
Net finance lease assets	$	211.9	$	194.3

Non-cash transactions, including finance leases, recognized within total property, plant and equipment were $64.2 million and $18.3 million during the years ended September 30, 2025 and 2024, respectively.

The following summarizes expense associated with property, plant and equipment recognized within the Consolidated Statements of Comprehensive Income for the years ended September 30:

(In millions)	2025	2024	2023
Depreciation (includes finance leases)	$ 104.9	$ 89.2	$ 72.0

Long-lived assets

The following presents long-lived assets comprised of net property, plant and equipment and operating lease assets by geographic area in which the assets physically reside for the years ended September 30:

	Property, plant and equipment, net		Operating lease assets	
(In millions)	2025	2024	2025	2024
United States	$ 1,084.1	$ 909.1	$ 316.1	$ 281.6
Non-U.S.	50.5	49.6	15.7	17.0
Total	$ 1,134.6	$ 958.7	$ 331.8	$ 298.6

Accrued payroll expenses

Included in Accrued expenses and other liabilities within the Consolidated Balance Sheets were $20.5 million and $18.8 million of accrued payroll expenses as of September 30, 2025 and September 30, 2024, respectively.

Obligations to former parent company

Liabilities due to Valvoline's former parent company, Ashland, represent the indemnities estimated to be due per the Tax Matters Agreement and reimbursements for certain other contractual obligations that were transferred in connection with the separation. These obligations were $25.2 million and $28.0 million as of September 30, 2025 and September 30, 2024, respectively, and are reflected within the Consolidated Balance Sheets primarily as Accrued expenses and other liabilities based on the required and currently expected timing of resolution. The recorded obligations represent management's best estimates and ultimate resolution of these matters could result in additional costs that are currently not reasonably estimable.

NOTE 16 – SUBSEQUENT EVENTS

Refranchising

During October 2025, the Company entered into an agreement and completed the sale of 10 company-owned service center stores and related net assets to a franchisee. The Company will derecognize the related net assets and expects to recognize a gain on sale in the first quarter of fiscal 2026 to reflect the completion of this transaction.

Breeze Autocare acquisition

In February 2025, Valvoline signed a definitive agreement to acquire Breeze Autocare from Greenbriar. Breeze Autocare is an independent provider of automotive quick lube and other preventive maintenance services operating predominantly under the Oil Changers brand, with an extensive footprint in California, Texas, and the Midwest.

In November 2025, Valvoline received clearance from the Federal Trade Commission ("FTC") to close the acquisition of Breeze Autocare subject to a Decision and Order from the FTC. Valvoline will acquire 207 Breeze Autocare stores, and consistent with the Decision and Order, Valvoline will divest 45 of those locations to Mainstreet Auto, LLC ("Mainstreet"), for a net purchase price of $593 million, subject to (i) adjustments for store acquisitions and sale-leaseback transactions completed by Breeze Autocare since signing and (ii) customary closing adjustments. The Breeze Autocare acquisition is expected to close on December 1, 2025, with the divestiture to Mainstreet occurring shortly thereafter. The Company intends to fund the Breeze Autocare acquisition with a newly issued $740 million Term Loan B commensurate with the closing of the transaction with excess proceeds being used to pay down outstanding debt.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Valvoline's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), with the assistance of management, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")) as of September 30, 2025 (the "Evaluation Date"). Although management believes that the consolidated financial statements included in this Annual Report on Form 10-K are fairly presented in all material respects, this evaluation concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were not effective based on a material weakness in internal control over financial reporting described below. These controls are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to Valvoline's management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

Notwithstanding the conclusion that disclosure controls and procedures were not effective as of September 30, 2025 due to the material weakness described below, management performed additional analyses and other procedures, including implementing and enhancing certain manual procedures and controls intended to ensure the consolidated financial statements included in this Annual Report on Form 10-K are fairly presented in all material respects. The material weakness did not result in any identified material misstatements in the current or prior period consolidated financial statements. Accordingly, the Company believes there are no material inaccuracies or omissions of material fact in its consolidated financial statements included in this Annual Report on Form 10-K and that such financial statements present fairly, in all material respects, the financial position, results of operations and cash flows as of and for each of the periods presented herein in accordance with U.S. GAAP.

Management's report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2025 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control - Integrated Framework. Based on this assessment, management concluded that the Company's internal control over financial reporting was not effective as of September 30, 2025 due to the material weakness in internal control over financial reporting described below.

A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Valvoline's independent registered public accounting firm, Ernst & Young LLP, who audited the consolidated financial statements included in this Annual Report on Form 10-K, issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting as of September 30, 2025, which appears in this Item 9A.

Material weakness in internal control over financial reporting

The sale of the former Global Products reportable segment on March 1, 2023 resulted in material changes in the Company's internal control over financial reporting, including the implementation of a new enterprise resource planning system ("ERP") on January 1, 2024. A material weakness in internal control over financial reporting was initially reported during the quarter ended March 31, 2024 due to the ERP implementation and the aggregation of related deficiencies due to ineffective information technology general controls ("ITGCs") and the design of certain business process controls. While management has made substantial progress with its planned remedial measures, including remediation of the ITGC deficiencies that contributed to the previously reported material weakness, the material weakness continued to exist as of September 30, 2025 with respect to the aggregation of deficiencies in the design of business process controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Although management has performed procedures to gain comfort that the consolidated financial statements are fairly stated in all material respects, these control deficiencies aggregate to allow for the possibility that material misstatements could impact most financial statement accounts and disclosures that may not be prevented or detected in a timely manner. Accordingly, these control deficiencies aggregate within the control activities component of the COSO framework and constitute a material weakness. The material weakness did not result in any identified material misstatements to the consolidated financial statements.

Remedial measures

Management has been actively developing, executing and enhancing its remedial efforts subject to the oversight of the Audit Committee of the Board of Directors, which began during the quarter ended March 31, 2024 following the ERP implementation. The remedial efforts undertaken to-date related to the remaining aggregated deficiencies in the design of business process controls included the following:

- Continued execution of manual control activities, analyses, and procedures, which were enhanced by the remediation of ITGCs, to address certain business process control deficiencies primarily attributed to the inadequate initial ERP system design;
- Continuation of support from an outside consulting firm to enhance management's remediation design and implementation efforts, including project management and advice regarding best practices for documentation, design and execution of related transactional-level business process controls;
- Employing a risk-based approach to prioritize business process control design and documentation that mitigates significant financial statement risk, including inventory and revenue controls;
- Training relevant personnel to enhance rigor and documentation supporting the design and execution of business process controls;
- Establishing a controls governance committee to oversee the completion of remedial measures;
- Hiring additional personnel with internal control expertise and experience; and
- Supplementing review controls with certain pre-existing and new preventative transaction-level controls, enhancing documentation of the design of key control attributes, and conducting walkthroughs to identify the points in the process for significant classes of transactions where reasonably possible risks of material misstatement exist to validate the design effectiveness of responsive controls.

Substantial progress towards the remediation of the material weakness has been made in fiscal 2025 through the remediation of the ITGC deficiencies and the efforts to enhance business process controls. Remediation of the business process control design deficiencies that aggregate to the material weakness will conclude once the controls and related documentation are consistently executed for a sufficient period of time and are determined to be effective, through formal testing, which is expected to be completed in fiscal 2026.

Changes in internal control over financial reporting

Other than with respect to the remediation efforts discussed above, there have been no significant changes in Valvoline's internal control over financial reporting that occurred during the fiscal quarter ended September 30, 2025 that materially affected, or are reasonably likely to materially affect, Valvoline's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Valvoline Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Valvoline Inc. and consolidated subsidiaries' internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Valvoline Inc. and consolidated subsidiaries (the Company) has not maintained effective internal control over financial reporting as of September 30, 2025, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in controls related to the aggregated deficiencies in the design and execution of business process controls which affect substantially all consolidated significant accounts and disclosures.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a). This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated November 21, 2025, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may

become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Louisville, Kentucky
November 21, 2025

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

On August 28, 2025, Ms. Julie M. O'Daniel, the Company's Senior Vice President, Chief Legal Officer and Corporate Secretary, entered into a Rule 10b5-1 Trading Plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). Ms. O'Daniel's plan covers the sale of 100% of the net shares (after withholding of applicable taxes) of Valvoline common stock received in settlement of any earned performance share units (5,565 at target) for the fiscal 2023 to fiscal 2025 performance period. Ms. O'Daniel's Rule 10b5-1 Trading Plan expires upon the earlier of December 31, 2025, or the date all transactions pursuant to such trading plan are executed.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

A list of Valvoline's executive officers and related information appears under the caption "Executive Officers of Valvoline" in Item 1 of Part I of this Annual Report on Form 10-K. The other information required by this item will be included in the Proxy Statement, which will be filed with the SEC within 120 days of September 30, 2025 and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in the Proxy Statement, which will be filed with the SEC within 120 days of September 30, 2025 and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included in the Proxy Statement, which will be filed with the SEC within 120 days of September 30, 2025 and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item will be included in the Proxy Statement, which will be filed with the SEC within 120 days of September 30, 2025 and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included in the Proxy Statement, which will be filed with the SEC within 120 days of September 30, 2025 and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Report

(1) Financial statements

The consolidated financial statements of Valvoline filed as part of this Annual Report on Form 10-K are included in Item 8 of Part II.

Separate financial statements of unconsolidated affiliates are omitted because none of these companies constitute significant subsidiaries using the 20% tests when considered individually.

(2) Financial statement schedules

Financial Statement Schedule II - Valuation and Qualifying Accounts included within this Item 15 in this Annual Report on Form 10-K. All other schedules are not required under the related instructions or are not applicable.

(3) Exhibits

Refer to Item 15(b) included in this Annual Report on Form 10-K.

(b) Documents required by Item 601 of Regulation S-K

2.1	-	Agreement and Plan of Merger by and among Valvoline Inc., OCI Merger Sub Inc., OC Parent, L.P., and OC IntermediateCo, Inc., dated as of February 17, 2025 ("Breeze Merger Agreement") (incorporated by reference to Exhibit 2.1 to Valvoline's Current Report on Form 8-K (File No. 001-37884) filed on February 20, 2025).
2.2	-	First Amendment to Breeze Merger Agreement, dated as of August 11, 2025 (incorporated by reference to Exhibit 2.1 to Valvoline's Current Report on Form 8-K (File No. 001-37884) filed on August 12, 2025).
3.1	-	Amended and Restated Articles of Incorporation of Valvoline Inc. (incorporated by reference to Exhibit 3.1 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 17, 2017).
3.2	-	Amended and Restated By-laws of Valvoline Inc. (incorporated by reference to Exhibit 3.2 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).
4.1	-	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to Valvoline's Registration Statement on Form S-1 (File No. 333-211720) filed on September 12, 2016).
4.2	-	Indenture, dated as of January 4, 2021, among Valvoline Inc. the guarantors party thereto and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Valvoline's Current Report on Form 8-K (File No. 001-37884) filed on January 4, 2021).
4.3	-	Description of Securities (incorporated by reference to Exhibit 4.5 to Valvoline's Annual Report on 10-K (File No. 001-37884) filed on November 19, 2021).

The following Exhibits 10.1 through 10.20 are contracts, compensatory plans or arrangements, or management contracts required to be filed as exhibits pursuant to Items 601(b)(10)(ii)(A) and 601(b)(10)(iii)(A) and (B) of Regulations S-K.

10.1	-	Valvoline Inc. 2016 Deferred Compensation Plan for Employees (incorporated by reference to Exhibit 10.1 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).

10.2	-	Valvoline Inc. 2016 Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.6 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).
10.3	-	2016 Valvoline Inc. Incentive Plan, as Amended (incorporated by reference to Exhibit 10.1 to Valvoline's Current Report on Form 8-K (File No. 001-37884) filed on February 5, 2019).
10.4	-	Valvoline Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to Valvoline's Current Report on Form 8-K (File No. 001-37884) filed on February 5, 2018).
10.5	-	Form of (Outside Directors) Restricted Stock Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan (incorporated by reference to Exhibit 10.3 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).
10.6	-	Form of Performance Stock Unit Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan (incorporated by reference to Exhibit 10.5 to Valvoline's Current Report on Form 8-K (File No. 001-37884) filed on May 15, 2017).
10.7	-	Form of Stock Appreciation Right Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan (incorporated by reference to Exhibit 10.6 to Valvoline's Current Report on Form 8-K (File No. 001-37884) filed on May 15, 2017).
10.8	-	Form of Stock Appreciation Right Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan, as Amended, for awards granted after fiscal 2020 (incorporated by reference to Exhibit 10.8 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 24, 2020).
10.9	-	Form of Restricted Stock Unit Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan, as Amended, for awards granted after fiscal 2020 (incorporated by reference to Exhibit 10.11 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 24, 2020).
10.10	-	Form of Outside Director Restricted Stock Unit Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan (incorporated by reference to Exhibit 10.1 to Valvoline's Quarterly Report on Form 10-Q (File No. 001-37884) filed on February 9, 2022).
10.11	-	Valvoline Inc. Nonqualified Defined Contribution Plan (incorporated by reference to Exhibit 10.4 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).
10.12	-	Ashland Inc. Nonqualified Excess Benefit Pension Plan (incorporated by reference to Exhibit 10.12 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 17, 2017).
10.13	-	Amendment to Ashland Inc. Nonqualified Excess Benefit Pension Plan, effective as of September 1, 2016 (incorporated by reference to Exhibit 10.7 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).
10.14	-	Amendment to Ashland Inc. Nonqualified Excess Benefit Pension Plan, effective as of September 30, 2016 (incorporated by reference to Exhibit 10.9 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).
10.15	-	Ashland Inc. Supplemental Early Retirement Plan for Certain Employees ("Ashland SERP") (incorporated by reference to Exhibit 10.15 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 17, 2017).
10.16	-	Amendment to Ashland SERP, effective as of January 1, 2015 (incorporated by reference to Exhibit 10.16 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 17, 2017).
10.17	-	Amendment to Ashland SERP, effective as of September 1, 2016 (incorporated by reference to Exhibit 10.17 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 17, 2017).
10.18	-	Amendment to Ashland SERP, effective as of September 30, 2016 (incorporated by reference to Exhibit 10.8 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).
10.19	-	Valvoline Change in Control Severance Plan, as amended and restated, effective September 19, 2024 (incorporated by reference to Exhibit 10.19 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 22, 2024).

10.20	-	Valvoline Severance Pay Plan, as amended and restated, effective January 1, 2022 (incorporated by reference to Exhibit 10.4 to Valvoline's Quarterly Report on Form 10-Q (File No. 001-37884) filed on February 9, 2022).
10.21	-	Amendment and Restatement Agreement, dated as of December 12, 2022, among Valvoline Inc. ("Valvoline"), certain subsidiaries of Valvoline party thereto, The Bank of Nova Scotia, as Administrative Agent, swing line lender and an L/C issuer, and the lenders party thereto (including Exhibit A – Amended and Restated Credit Agreement, among Valvoline, The Bank of Nova Scotia, as Administrative Agent, swing line lender and an L/C issuer, and the lenders party thereto) (incorporated by reference to Exhibit 10.1 to Valvoline Current Report on Form 8-K (File No. 001-37884) filed on December 13, 2022).
10.22	-	Separation Agreement, dated as of September 22, 2016, by and between Ashland Inc. and Valvoline Inc. (incorporated by reference to Exhibit 10.15 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).
10.23	-	Tax Matters Agreement, dated as of September 22, 2016, by and between Ashland Inc. and Valvoline Inc. (incorporated by reference to Exhibit 10.18 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).
10.24	-	Amendment to Tax Matters Agreement, dated as of January 13, 2023, between Ashland Inc. and Valvoline Inc. (incorporated by reference to Exhibit 10.1 to Valvoline's Current Report on Form 8-K (File No. 001-37884) filed on January 20, 2023).
10.25	-	Employee Matters Agreement, dated as of September 22, 2016, by and between Ashland Inc. and Valvoline Inc. (incorporated by reference to Exhibit 10.19 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).
10.26	-	Amended and Restated Equity Purchase Agreement ("Equity Purchase Agreement"), dated as of March 1, 2023, among Valvoline Inc., Gateway Velocity Holding Corp., and, solely for the purposes set forth therein, Aramco Overseas Company B.V. (incorporated by reference to Exhibit 10.1 to Valvoline Current Report on Form 8-K (File No. 001-37884) filed on March 1, 2023).
10.27	-	Supply Agreement by and between VGP Holdings LLC, Valvoline Inc. and Valvoline LLC, effective as of March 1, 2023 (incorporated by reference to Exhibit 10.1 to Valvoline's Quarterly Report on Form 10-Q (File No. 001-37884) filed on May 10, 2023).
10.28	-	Trademark Co-Existence Agreement by and between, on the one hand, Valvoline LLC, Valvoline Licensing and Intellectual Property LLC, and Valvoline Inc. and, on the other hand, VGP Holdings LLC and VGP IPCo LLC, dated as of March 1, 2023 (incorporated by reference to Exhibit 10.2 to Valvoline's Quarterly Report on Form 10-Q (File No. 001-37884) filed on May 10, 2023).
10.29	-	Letter Agreement to Equity Purchase Agreement, dated as of September 25, 2023, by and among Valvoline Inc., Aramco Valvoline Global Holding Corp., and Aramco Overseas B.V. (incorporated by reference to Exhibit 10.31 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 20, 2023).
19	-	Securities Laws and Insider Trading Policy (incorporated by reference to Exhibit 19 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 22, 2024).
21*	-	List of Subsidiaries.
23.1*	-	Consent of Ernst & Young LLP.
24*	-	Power of Attorney.
31.1*	-	Certification of Lori A. Flees, Chief Executive Officer of Valvoline, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	-	Certification of J. Kevin Willis, Chief Financial Officer of Valvoline, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32**	-	Certification of Lori A. Flees, Chief Executive Officer of Valvoline, and J. Kevin Willis , Chief Financial Officer of Valvoline, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	-	Valvoline Inc. Executive Compensation Recovery (Clawback) Policy (incorporated by reference to Exhibit 97.1 to Valvoline's Annual Report on Form 10-K (File No. 001-37884) filed on November 20, 2023).

101.INS	-	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	-	XBRL Taxonomy Extension Schema Document.
101.CAL	-	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	-	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	-	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	-	XBRL Taxonomy Extension Presentation Linkbase Document.
104	-	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*   Filed herewith.
**   Furnished herewith.
SM   Service mark, Valvoline Inc. or its subsidiaries, registered in various countries.
TM   Trademark, Valvoline Inc. or its subsidiaries, registered in various countries.

Upon written or oral request, a copy of the above exhibits will be furnished at cost.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

For the years ended September 30, 2025, 2024 and 2023

(In millions)

(A)	(B)	(C) Additions		(D)	(E)
Description	Balance at beginning of period	Charged to expenses	Charged to other accounts	Deductions	Balance at end of period
Current allowance for credit losses					
Year ended September 30, 2025	$ 1.3	$ 1.2	$ —	$ —	$ 2.5
Year ended September 30, 2024	$ 0.6	$ 0.6	$ 0.1	$ —	$ 1.3
Year ended September 30, 2023	$ 4.6	$ (0.6)	$ (3.4) (a)	$ —	$ 0.6
Allowances for loan losses					
Year ended September 30, 2025	$ 2.6	$ —	$ 0.2	$ —	$ 2.8
Year ended September 30, 2024	$ 2.4	$ —	$ 0.2	$ —	$ 2.6
Year ended September 30, 2023	$ 2.2	$ —	$ 0.2	$ —	$ 2.4
Inventory excess and obsolete reserves					
Year ended September 30, 2025	$ 1.3	$ —	$ —	$ —	$ 1.3
Year ended September 30, 2024	$ 1.1	$ 0.2	$ —	$ —	$ 1.3
Year ended September 30, 2023	$ 2.0	$ (0.3)	$ (0.6) (a)	$ —	$ 1.1
Deferred tax asset valuation allowance					
Year ended September 30, 2025	$ 1.0	$ 0.6	$ 3.2	$ —	$ 4.8
Year ended September 30, 2024	$ 3.0	$ (2.0)	$ —	$ —	$ 1.0
Year ended September 30, 2023	$ 33.3	$ (30.3)	$ —	$ —	$ 3.0

(a) Includes balances reclassified to held for sale within the Consolidated Balance Sheet during fiscal 2023.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


VALVOLINE INC.
(Registrant)
By:
/s/ J. Kevin Willis
_____
J. Kevin Willis
Chief Financial Officer
Date: November 21, 2025


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, in the capacities indicated, on November 21, 2025.

Signatures	Capacity
/s/ Lori A. Flees	Chief Executive Officer and Director
Lori A. Flees	(Principal Executive Officer)
/s/ J. Kevin Willis	Chief Financial Officer
J. Kevin Willis	(Principal Financial Officer)
/s/ Dione R. Sturgeon	Vice President, Chief Accounting Officer and Controller
Dione R. Sturgeon	(Principal Accounting Officer)
*	Chairman of the Board and Director
Richard J. Freeland	
*	Director
Gerald W. Evans, Jr.	
*	Director
Carol H. Kruse	
*	Director
Vada O. Manager	
*	Director
Patrick S. Pacious	
*	Director
Jennifer L. Slater	
*	Director
Charles M. Sonsteby	
*	Director
Mary J. Twinem	

*By: /s/ Julie M. O'Daniel
_____
Julie M. O'Daniel
Attorney-in-Fact

Date: November 21, 2025

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Shareholder Information

Financial Information

Valvoline's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as well as any beneficial ownership reports of officers and directors are available at http://investors.valvoline.com/sec-filings after they are filed with the Securities and Exchange Commission.

Paper copies are also available upon request and at no charge. Requests for these and other shareholder and security analyst inquires should be directed to:

Investor Relations
Valvoline Inc.
100 Valvoline Way, Suite 100
Lexington, KY 40509
+1 (859) 357-3155
IR@valvoline.com

Ticker Symbol: VVV

Fiscal 2025 closing stock prices per common share:

High:	$43.41	11/07/2024
Low:	$31.48	04/08/2025
Year-end:	$35.91	09/30/2025

Annual Meeting

The 2026 Annual Meeting of Shareholders will be held at Valvoline's Corporate Headquarters, 100 Valvoline Way, Lexington, Kentucky at 1:00 p.m. ET on January 28, 2026.

Stock Information

Valvoline Inc. is incorporated under the laws of the Commonwealth of Kentucky. Valvoline common stock is listed on the New York Stock Exchange under the symbol "VVV".

Questions regarding shareholder accounts should be directed to Valvoline's transfer agent and registrar:

EQ Shareowner Services
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120

Mailing Address:
EQ Shareowner Services
PO Box 64874
St. Paul, MN 55164-0874

+1 (800) 468-9716 toll-free (U.S.)
+1 (651) 450-4064 (non-U.S.)
www.shareowneronline.com

Independent Registered Public Accounting Firm

Ernst & Young LLP
400 West Market Street, Suite 1200
Louisville, KY 40202

Media Inquiries

media@valvoline.com

Corporate Headquarters

Valvoline Inc.
100 Valvoline Way, Suite 100
Lexington, KY 40509
+1 (859) 357-7777
www.valvoline.com